
03022648

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Curran Bay Resource Ltd.

*CURRENT ADDRESS 56 Temperance St. 4th Floor
Toronto, Ontario
Canada M5H 3V5

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

FILE NO. 82- 34724 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	X
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT: 6/4/03

CURRAN BAY RESOURCE LTD.
56 Temperance St.
4th Floor
Toronto, Ontario M5H 3V5

April 15 2003

VIA ELECTRONIC TRANSMISSION

We are pleased to confirm that copies of the following material were mailed to Series I Preference Shareholders on April 15 2003.

1. Series I Preference Shareholders Proxy.
2. Notice of Annual & Special Meeting of Shareholders, Management Information Circular.
3. Consolidated Financial Statements as at November 30,2002
4. Proxy Return Envelope.

Yours truly,

CURRAN BAY RESOURCE INC.

"Jules Loeb"

Jules Loeb


EQUITY
TRANSFER SERVICES INC.

April 14, 2003

VIA ELECTRONIC TRANSMISSION

Dear Sir or Madam:

RE: Curran Bay Resources Inc.

We are pleased to confirm that copies of the following materials were mailed to shareholders on April 11, 2003.

1. Proxy
2. Notice of Annual & Special Meeting of Shareholders, Management Information Circular
3. Consolidated Financial Statements as at November 30, 2002
4. Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER SERVICES INC

"Lori Winchester"

Per: Lori Winchester
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

CURRAN BAY RESOURCE INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 30, 2003

- AND -

MANAGEMENT INFORMATION CIRCULAR

March 31, 2003

CURRAN BAY RESOURCE INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "**Meeting**") of shareholders of CURRAN BAY RESOURCE INC... (the "**Corporation**") will be held at 369 Bearing Ave, Toronto, Ontario on April 30, 2003, at 9:00 a.m. (Toronto time) for the following purposes:

1. To receive the consolidated audited financial statements for the fiscal years ended November 30, 2002 and the respective auditors' report thereon;

2. To elect directors of the Corporation for the ensuing year, on the terms more particularly described in the management information circular prepared for the purpose of the Meeting (the **"Management Information Circular"**);

3. To approve the change of Auditors. To appoint auditors of the Corporation and to authorize the board of directors to fix the auditors' remuneration;

4. To consider and, if thought fit, pass with or without variation, a special resolution (the **"Consolidation Resolution"**), as more particularly set forth in the Management Information Circular, to amend the articles of the Corporation to consolidate (the **"Consolidation"**) all of the Corporation's issued and outstanding common and preferred shares on the basis of 1 new common share for every 19 issued and outstanding common and preferred shares of the Corporation, with each fractional common share being rounded up to the nearest whole number of common shares;

5. To consider and, if thought fit, pass with or without variation, a special resolution (the **"Name Change Resolution"**) as more particularly set forth in the Management Information Circular, to amend the Articles of Incorporation of the Corporation to change its name to Snackie Jack's Inc. or such other name as may be approved by the board of directors of the Corporation and applicable regulatory authorities;

6. To consider and, if thought fit, pass, with or without variation, an ordinary resolution of disinterested shareholders of the Corporation (the **"Stock Option Plan Resolution"**) and further

7. To consider and if thought fit , pass , with or without variation , an ordinary resolution of disinterested shareholders of the Corporation(the **" Employee Profit Sharing Plan"**) to consider and , if thought fit ,pass ,with or without variation ,an ordinary resolution of shareholders (the **"Corporate Governance Guidelines"**)

8. to consider and if thought fit, pass a special resolution of the Preferred Shareholders, to be passed by2/3 of the votes cast to amend the articles of amendment dated April 22,1999,tp delete the 2nd and 3rd paragraphs of section 3 (Conversion) related to the adjustment of the basis of conversion in respect of share and corporate reorganizations.

9. To consider and, if thought fit, pass with or without variation a resolution to authorize the Company to finance its operations through an exempt offering of common shares to " Accredited Investors"as the term is defined in the Securities Act (RSO) and others, to raise $5,000,000 or such other amount as the directors decide;

10. To consider and, if thought fit, pass with or without variation, an ordinary resolution (the **"Confirmation Resolution"**) ratifying and confirming all previous acts, contracts, by-laws, proceedings, appointments and payments made and all other actions taken to date by the directors and officers of the Corporation; and

11. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF INSTRUMENT OF PROXY AND RETURN IT IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.

An instrument of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to Equity Transfer Services Inc. at 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3 at least 48 hours, excluding Saturdays, Sundays and holidays, or with the Chairman of the Meeting before the commencement of the Meeting or any adjournment thereof.

The full texts of the Consolidation Resolution, Name Change Resolution, Option Plan Resolution, Stated Capital Resolution and Confirmation Resolution are set forth in the Management Information Circular to which this Notice is annexed. The nature of the business to be transacted at the Meeting are described in the Management Information Circular and the Exhibits thereto.

DATED at Toronto, Ontario this 31 st day of March, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

Jules Loeb
President

CURRAN BAY RESOURCE INC...

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Management Information Circular") is provided in connection with the solicitation by management of CURRAN BAY RESOURCE INC... (the "Corporation") of proxies from the holders ("Shareholders") of common shares ("Common Shares") in the capital of the Corporation, in respect of the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 30, 2003, at 9:00 a.m. (Toronto time) at 369 Bearing Ave,Toronto, Ontario or at any adjournment thereof for the purposes set out in the accompanying notice of meeting (the "Notice of Meeting").

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed instrument of proxy, Stanley Mourin, President and a director of the Corporation, and Rob Silverman, a director of the Corporation (the **"Management Designees"**), have been selected by the directors of the Corporation and have indicated their willingness to represent as proxies the shareholders who appoint them. **A shareholder has the right to designate a person (who need not be a shareholder) other than the Management Designees to represent him or her at the meeting. Such right may be exercised by inserting in the space provided for that purpose on the enclosed instrument of proxy the name of the person to be designated and deleting therefrom the names of the Management Designees, or by completing another proper instrument of proxy.** Such shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

An instrument of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to Equity Transfer Services Inc. at 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3 at least 48 hours, excluding Saturdays, Sundays and holidays, or with the Chairman of the Meeting before the commencement of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

All Common Shares represented at the Meeting by a properly executed instrument of proxy will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. **In the absence of any such specification, the Management Designees, if named as proxies, will vote IN FAVOUR of the matters set out therein.**

The enclosed instrument of proxy confers discretionary authority upon the Management Designees, or other person named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters, which may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of the management of the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has an authorized capital consisting of an unlimited number of Common Shares.

Holders of Common Shares of record at the close of business on March 31, 2003 (the **"Record Date"**) are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held, except to the extent that the holder transfers his or her shares after the close of business on the Record Date and, in such event, the transferee of such shares shall be entitled to vote the transferred shares at the Meeting provided that he or she produces properly endorsed share certificates representing the transferred shares to the Secretary or transfer agent of the Corporation or otherwise establishes his or her ownership of the transferred shares at least 10 days prior to the Meeting.

To the knowledge of the directors or senior officers of the Corporation, as at the Effective Date, the only persons who beneficially own, directly or indirectly, or exercise control or direction over securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of voting securities of the Corporation, are as set forth below:

Name and Municipality Of Residence	Number of Common and Preferred Shares	Percentage of Outstanding Common and Preferred Shares
Jules Loeb,President,Treasurer	720,000	17%
Rob Silverman,Secretary	0	
Nicholas Weir	0	

EFFECTIVE DATE

Unless otherwise noted herein, all information contained in this Management Information Circular herein is as of March 31, 2003 (the **"Effective Date"**).

EXECUTIVE COMPENSATION

A. Compensation of Directors and Executive Officers

Nil

TRANSACTION

The Corporation has entered into arm's length letter agreement (the **"Letter Agreement"**) to acquire all the issued and outstanding securities of Snackie Jack's Inc., in exchange for shares in the Corporation (the **"Transaction"**).

Pursuant to the terms of the Transaction, the common shares of the Corporation issued and outstanding on the closing of Transaction will be consolidated on a 19:1.

The Letter Agreement is subject to a number of conditions including satisfactory completion of due diligence.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Summary

The shareholders of the Corporation will be asked to:

(a) receive and consider the financial statements for the fiscal years ended November 30, 2002, and the respective reports of the auditors thereon;

(b) elect the board of directors of the Corporation for the ensuing year, on the terms more particularly described in the Management Information Circular;

(c) appoint auditors for the ensuing year and authorize the board of directors to fix the auditors' remuneration;

(d) consider and, if thought advisable, authorize and approve by special resolution (the **"Consolidation Resolution"**) the consolidation (the **"Consolidation"**) of the Corporation's outstanding common and preferred shares on the basis of 1 new share in the capital of the Corporation in exchange for every 19 issued and outstanding common and preferred shares of the Corporation;

(e) consider and, if thought advisable, authorize and approve by special resolution (the **"Name Change Resolution"**) an amendment to the Articles of Incorporation of the Corporation to change its name to **Snackie Jack's Inc.** or such other name as may be approved by the directors of the Corporation;

(f) consider and, if thought advisable, authorize and approve by ordinary resolution of disinterested shareholders of the Corporation (the **"Stock Option Plan Resolution"**)

(g) consider and ,if thought advisable, authorize the amendment of the articles of amendment dated April 22,1999.

(h) consider and, if thought advisable , ratify and confirm by resolution to issue common shares to "Accredited Investors "as that term is defined in the Securities Act (RSO) and others to raise $5,000,000 for the operation of the Company;

(i) consider and, if thought advisable, ratify and confirm by ordinary resolution (the **"Confirmation Resolution"**) all previous acts, contracts, by-laws, proceedings, appointments and payments made and actions taken to date by the directors and officers of the Corporation; and

(j) transact such other business as may properly be brought before the Meeting.

Item 1 - Audited Financial Statements of the Corporation

The board of directors of the Corporation has approved the audited financial statements of the Corporation for the fiscal years ended November 30, 2002 copies of which have been delivered to the shareholders of the Corporation concurrently with this Management Information Circular

Item 2- Appointment and Remuneration of a new Auditors and Acceptance of Resignation of Former Auditors

Stewart Wright , Chartered Accountant ceased resigned as Auditor of the Corporation.In accordance with National Policy Statement No. 31 the former Auditor agrees with the information in the Notice of Change of Auditor., Robert Brent (Chartered Accountant (**"Brent"**) is the proposed new Auditor of the Corporation. Subject to shareholder approval, the board of directors of the Corporation has nominated Brent.

Accordingly, shareholders will be asked to approve the following resolution:

"BE IT HEREBY RESOLVED as an ordinary resolution of the shareholders that Robert Brent Chartered Accountant, is hereby appointed as the auditor of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation at a remuneration to be fixed by the board of directors of the Corporation."

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in the accompanying form IN FAVOUR of the approval of the resolution appointing auditors.

Item 3 - Share Consolidation

The shareholders of the Corporation will be asked to consider and, if thought appropriate, approve and adopt a special resolution authorizing the Corporation to amend its articles of incorporation ("Articles") to consolidate (the "**Consolidation**") all of its issued and outstanding common shares on the basis of one (1) new post-Consolidation common and preferred share ("**Consolidated Share**") for every nineteen (19) issued and outstanding pre-Consolidation common and preferred shares of the Corporation, subject to the elimination of fractions. Fractional shares will not be issued and where a fraction results from the Consolidation, it will be rounded up to the next whole Consolidated Share.

Issue of New Share Certificates

Upon filing articles of amendment implementing the Consolidation, the common and preferred shares of the Corporation issued and outstanding on the effective date of such filing will be consolidated as set out above. To obtain a new share certificate evidencing Consolidated Shares after the Consolidation is effective, holders of common and preferred shares must tender their certificates evidencing shares held by them. For this purpose, following the approval and filing of articles of amendment, shareholders may obtain new share certificates by contacting the Corporation's transfer agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C
The complete text of the special resolution which management intends to place before the Meeting, for approval, confirmation and adoption, with or without modification, is as follows:

"BE IT HEREBY RESOLVED as a special resolution of the Corporation that:

a. **the Articles of the Corporation be amended to consolidate (the "Consolidation") all of the issued and outstanding common and preferred shares in the capital of the Corporation (the "Pre-Consolidation Shares") on the basis of one (1) new common share ("Post-Consolidation Share") for nineteen (19) Pre-Consolidation Shares;**

b. **no fractional Shares will be issued in connection with the Consolidation and where a fractional post-Consolidation Share would otherwise result from the Consolidation, such fractional post-Consolidation Share shall be rounded up to the next whole post-Consolidation Share;**

c. **one or more directors are hereby authorized to prepare, execute and file Articles of Amendment in the prescribed form in order to give effect to this special resolution, and to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution; and**

d. **notwithstanding the approval of the shareholders of the Corporation as herein provided, the board of directors of the Corporation may, in its sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders of the Corporation."**

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in the accompanying form IN FAVOUR of the special resolution approving the proposed amendment to the Articles of the Corporation to consolidate the common shares of the Corporation.

Item 4 - Name Change

The shareholders of the Corporation will be asked to consider and, if thought appropriate, approve and adopt a special resolution authorizing the board of directors, in its sole discretion, to amend the Articles of the Corporation to change the name (the **"Name Change"**) of the Corporation to **"Snackie Jacks Inc."**, or such other name as the board of directors of the Corporation, in its sole discretion, deems appropriate.

The amendment to the Articles must be approved by special resolution in order to become effective .The shareholders are urged to vote in favour of this special resolution.

The complete text of the special resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows.

"BE IT HEREBY RESOLVED as a special resolution of the Corporation that:

a. **the name of the Corporation be changed to Snackie Jack's Inc., or such other name as the directors of the Corporation, in their discretion, may resolve;**

b. **any director or officer be and is hereby authorized to prepare, execute and file Articles of Amendment in the prescribed form in order to give effect to this special resolution, and to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution; and**

c. **notwithstanding approval of the shareholders of the Corporation as herein provided, the directors of the Corporation may, in their sole discretion, revoke the special resolution before it is acted upon without further approval of the shareholders of the Corporation."**

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in the accompanying form IN FAVOUR of the special resolution approving the Name Change.

Item 5 - Election of the Board of Directors

The current Board of Directors consist of Jules Loeb,President,Treasurer and Chairman, Rob Silverman,Secretary, and Nicholas Weir, Director.The Directors will remain in office until the completion of the Transaction at which time they will resign and the new Directors will take office.

"BE IT HEREBY RESOLVED as an ordinary resolution of shareholders of the Corporation that:

a. **the number of directors of the Corporation is hereby determined to be 5 directors;**

b. **the following individuals, being the only persons nominated for such positions, shall be duly elected as directors of the Corporation to serve until the next annual meeting of the Corporation or until successors are duly elected or appointed in accordance with the *Business Corporations Act* (Ontario) and the Corporation's by-laws:**

(i) Jack Pong, President, Director, Chairman;
(ii) Sandra Chan, Secretary and Treasurer, Director;
(iii) Dr. Eric Cheung, Director;
(iv) Gisela Chu, Director ;
(v) Jules Loeb, Director ;

c. **in the event that any of the individuals referred to above does not wish to or is unable to stand for election as a director of the Corporation a new nominee shall be substituted therefore;**

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in the accompanying form IN FAVOUR of the ordinary resolution fixing the number of directors at 6 members and the election of the nominees hereinafter set forth, as a group, as directors for the ensuing year.

Item 6- The Corporation's Stock Option Plan

Shareholders of the Corporation will be asked to consider and, if thought appropriate, approve an ordinary resolution of disinterested shareholders approving an amendment to, and restatement of the Corporation's Stock Option Plan (the "**Plan**")

Pursuant the Plan, a maximum of 10% of the issued and outstanding shares of the Corporation may be reserved for issuance to the directors, officers, employees and consultants of the Corporation as designated by the board of directors from time to time, unless the Corporation has received disinterested shareholder approval. The exercise price of the shares issued pursuant to such Plan may be at such discount from the market price as may be permitted by any stock exchange on which the Corporation's common shares are listed

then the share compensation arrangement must be approved by a "disinterested shareholder vote", meaning that a majority of the votes cast at the shareholders' Meeting other than votes attaching to securities beneficially owned by insiders and their associates to whom shares may be issued.

"BE IT HEREBY RESOLVED as an ordinary resolution of disinterested shareholders of the Corporation that:

a. **the number of common shares of the Corporation available for issue under the stock option plan (the "Option Plan") of the Corporation dated April 30 , 2003 shall 10% of the issued and outstanding post-consolidated common shares of the Corporation**

b. **any director or officer is hereby authorized to execute and deliver all such deeds, documents and other writings and perform such acts as may be necessary in order to give effect to the adoption of the Plan and the board of directors of the Corporation from time to time, be authorized to grant options in the capital stock of the Corporation pursuant to an in accordance with the provisions of the Plan so adopted. "**

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in the accompanying form IN FAVOUR of the resolution.

Item 7 –Amendment of the articles of amendment of April 22,1999.

The Company wishes to amend the articles of amendment of April 22,1999.

Be it therefore resolved that the articles of amendment dated April 22,1999,be amended deleteing the 2nd and 3rd paragraphs of section 3 (Conversion). Unless otherwise directed it is the intention of the Management Designees to vote proxies in the accompanying form IN FAVOUR of the resolution.

Item 8- Common Shares issued pursuant to an exempt offering to accredited investors and others

The Company requires a financing to fund it's operations $5,000,000 are to be raised through the issue of common shares.

"BE IT HEREBY RESOLVED as an ordinary resolution of the shareholders that:

the corporation undertake to issue common shares of up to $5,000,000 in value;
Unless otherwise directed, it is the intention of the Management Designees to vote proxies in the accompanying form IN FAVOUR of the resolution.

Item 9 – Resolution adopting the Corporation's Governance Guidelines and Employee Profit Sharing Plan.

"BE IT HEREBY RESOLVED as an ordinary resolution of the shareholders that:
The corporation undertake to adopt the Corporation's Corporate Governance Guidelines and Employee Profit Sharing Plan."

Item 10 - Ratification of All Previous Acts of the Corporation

The persons named in the enclosed form of proxy intend to vote in favour of a resolution to approve, ratify and confirm all previous acts and proceedings of the directors and officers of the Corporation made to the date hereof as disclosed or referred to in the minute books and records of the Corporation, in information disseminated by the Corporation to its shareholders and in the financial statements of the Corporation. Accordingly, the shareholders will be asked to approve the following ordinary resolution:

"BE IT HEREBY RESOLVED as an ordinary resolution of the shareholders that:

a. **Notwithstanding (i) any failure to properly convene, constitute, proceed with, hold or record any meeting of the board of directors or shareholders of the Corporation for any reason whatsoever, including, without limitation, the failure to properly waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, or sign the minutes of a meeting; or**

(ii) any failure to pass any resolution of the directors or shareholders of the Corporation or any by-law of the Corporation for any reason whatsoever, all by-laws, approvals, appointments, elections, resolutions, contracts, acts and proceedings, enacted, passed, made, done or taken since the last annual meeting of the shareholders of the Corporation on August 20, 2001 (the "Annual Meeting") as set forth or referred to in the minutes of the Corporation, or in the financial statements of the Corporation, and all actions hereto taken in reliance upon the validity of such minutes, and financial statements, are hereby sanctioned, ratified, confirmed and approved; and

b. all by-laws, resolutions, contracts, acts and proceedings of the board of directors of the Corporation enacted, passed, made, done or taken since the Annual Meeting as set forth or referred to in the minutes or the meetings and resolution of the board of directors in the minute book of the Corporation or in the financial statements of the Corporation are hereby approved, ratified and confirmed."

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in the accompanying form IN FAVOUR of the ordinary resolution ratifying all previous acts of the Corporation.

Item 11 - Other Business

Management is not aware of any other matters to come before the Meeting other than those set out in the Notice of Meeting. If other matters come before the Meeting, it is the intention of the Management Designees to vote the same in accordance with their best judgment in such matters.

INTERESTS OF MANAGEMENT AND OTHERS IN MATTERS TO BE ACTED UPON

Otherwise than as disclosed herein, management is not aware of any material interest in any matter to be acted upon, direct or indirect, of any director or senior officer of the Corporation, or any proposed nominee for election as a director of the Corporation or of any person or company who owns of record, or is known by the Corporation to own beneficially, directly or indirectly, more than 10% of the Corporation's Common Shares outstanding as at the Effective Date, or any associate or affiliate of such persons or companies in any matter to be acted upon.

GENERAL

The contents and the sending of this Management Information Circular have been approved by the board of directors of the Corporation as of the Effective Date.

DATED this March 31, 2003.

BY ORDER OF THE BOARD

Jules Loeb
President

EXHIBIT I

PROPOSED AMENDED AND RESTATED STOCK OPTION PLAN

CURRAN BAY RESOURCE INC...

(the "Corporation")

Article I – Purpose of Plan

1.1 The purpose of the Plan is to provide Executives, Employees and Consultants, where permitted under applicable legislation, of the Corporation and its Subsidiaries, compensation opportunities that will encourage share ownership and enhance the Corporation's ability to attract, retain and motivate key personnel and reward significant performance achievements. This Plan is an amendment to and a restatement of all previous stock option plans of the Corporation and its Subsidiaries.

Article II – Defined Terms

Where used herein, the following terms shall have the following meanings:

2.1 "Board" means the board of directors of the Corporation or, where the context permits, any committee of such board of directors to which such board of directors may from time to time delegate its powers or responsibilities hereunder;

2.2 "Business Day" means any day, other than a Saturday or a Sunday, on which the Canadian Unlisted Market is open for trading;

2.3 "Consultant" means an individual, or a company or partnership in which the individual is an employee, shareholder or partner, as the case may be, other than an Employee or an Executive of the Corporation or a Subsidiary, that:

(a) is engaged to provide, on a bona fide basis, consulting, technical, management or other services to the Corporation or a Subsidiary under a written contract between the Corporation or the Subsidiary and the individual or the consultant company or consultant partnership of the individual; and

(b) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Subsidiary;

2.4 "Corporation" means Curran Bay Resource Inc... and includes any successor corporation thereto;

2.5 "Eligible Person" means any Executive, Employee or Consultant who performs services for the Corporation and/or a Subsidiary on an ongoing basis or who has provided or is expected to provide a service of value to the Corporation or a Subsidiary;

2.6 "Employee Optionee" means an Optionee who is an Employee;

2.7 "Employee" means a full or part-time employee of the Corporation or a Subsidiary, other than an Executive, and includes, where the context permits, a trustee, custodian or administrator acting on behalf or for the benefit of employees of the Corporation or a Subsidiary;

2.8 "Executive" means any officer or director of the Corporation or a Subsidiary;

2.9 "Market Price" at any date in respect of Shares shall be the closing quoted price of such Shares on the Canadian Unlisted Board on the last Business Day preceding the date on which the Option is approved or if the Shares are listed for trading on any other stock exchange, the closing trading price of the Shares on such exchange on the last Business Day preceding the date on which the Option is approved. In the event that such Shares did not trade on such Business Day, the Market Price shall be the average of the bid and ask prices in respect of such shares at the close of trading on such date. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect thereof shall be the fair market value of such Shares as determined by the Board in its sole discretion;

2.10 "Option" means an option to purchase Shares granted under the Plan;

2.11 "Option Price" means the price per share at which Shares may be purchased under the Option, as the same may be adjusted from time to time in accordance with Article VIII hereof;

2.12 "Optionee" means a person to whom an Option has been granted;

2.13 "Plan" means this Amended and Restated Stock Option Plan of the Corporation as embodied herein, as the same may be amended or varied from time to time;

2.14 "Permanently Disabled" or "Permanent Disability" means the inability of an Optionee to substantially perform the duties of his or her employment as a result of illness, accident, physical or mental disability or any other cause, either for a period of six consecutive months or for any 180 days in any 365 day period;

2.15 "Shares" means the common shares of the Corporation, or, in the event of an adjustment contemplated by Article VIII hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

2.16 "Subsidiary" means any body corporate which is controlled by the Corporation or one or more persons or companies which are controlled by the Corporation.

2.17 For purposes of the Plan, a person or company is considered to be controlled by a person or company if voting securities of the first person or company are carrying more than 50% of the votes for the election of directors are held, otherwise than by way of security only, by or for the benefit of the other person or company, and the votes carried by the securities are entitled, if exercised, to elect a majority of the directors of the first-mentioned company.

Article III – Administration of the Plan

3.1 The Plan shall be administered by the Board.

3.2 The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan and to applicable securities and stock exchange regulatory requirements:

(a) to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b) to interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan, and any such interpretation, construction, or determination made by the Board shall be final, binding and conclusive for all purposes;

(c) to determine to which Eligible Persons Options are granted and to grant Options;

(d) to determine the number of Shares purchasable under each Option;

(e) to determine and fix the Option Price, which under no circumstances shall be less than the Market Price of the Shares at the date of the grant of such Options;

(f) to determine the time or times when and the manner in which Options will be granted and exercisable;

(g) to determine if the Shares which are subject to an Option will be subject to any restrictions upon the exercise of such Option;

(h) to grant in its discretion to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having an Option Price lower than the Option Price of the surrendered and cancelled Option and containing other terms and conditions as the Board may prescribe; and

(i) to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3 For greater clarity, the Board shall have the power to:

(a) grant such Options to Eligible Persons which shall not become fully vested or exercisable until the happening of an event, the attainment of an objective or the satisfaction of certain other conditions determined by the Board at the time of the grant of such Options to the Eligible Persons;

(b) with respect to the hiring of Executives, authorize the Corporation to grant Options to such Executives as at the date of the acceptance of any offer of employment by such Executives, subject to approval by the Board; and

(c) grant Options to a class of persons to be allocated to members of such class who are Eligible Persons from time to time as may be determined by the Board.

3.4 The Board shall have the power to delegate to a committee of the Board the power to determine to which Eligible Persons Options are to be granted and to grant such Options, the number of Shares purchasable under each Option, the Option Price and the time or times when and the manner in which Options are exercisable, and such committee shall make such determinations in accordance with the provisions of this Plan and with applicable securities and stock exchange regulatory requirements, subject to final approval by the Board.

Article IV – Shares Available under the Plan

4.1 Options may be granted in respect of authorized and unissued Shares provided that the aggregate number of Shares reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of Article IX hereof, together with any Shares reserved for issuance under the previous Stock Option Plan of the Corporation and any options or warrants for services or employee stock purchase or stock option plans or any other plans, shall not exceed n Shares. Shares in respect of which Options are not exercised shall be available for subsequent Options under the Plan. No fractional shares may be purchased or issued under the Plan.

Article V – Eligibility, Grant and Terms of Options

5.1 In no event may the term of an Option exceed ten years from the date of the grant of the Option.

5.2 The total number of Shares reserved for issuance under Options granted to Optionees under this Plan during a financial year of the Corporation shall not exceed more than 10% of the issued and outstanding Shares at the date of the grant or proposed grant of the Option.

5.3 The total number of Shares reserved for issuance to any one Optionee under this Plan together with any Shares reserved for issuance under options or warrants for services and employee stock purchase plans or

any other share compensation arrangements or incentive plan to such Optionee shall not exceed 5% of the issued and outstanding Shares at the date of the grant of the Option.

5.4 An Option is personal to the Optionee and may not be assigned or transferred. The Option may only be exercised by the Optionee, provided that where the Optionee is an individual, then during the lifetime of such Optionee, the Option may be exercised only by him or her, his or her legal representatives or a nominee which is a corporation wholly-owned by the Optionee.

5.5 Each Option shall be evidenced by a written agreement between the Corporation and the Optionee containing terms and conditions established with respect to such Option and shall be consistent with the provisions of the Plan.

Article VI – Termination of Employment, Death or Retirement

6.1 In the event that an Optionee shall cease to be employed or retained by the Corporation or any Subsidiary for any reason (other than for reason of cause, death, retirement or circumstances equating retirement as determined by the Board) or shall receive notice from the Corporation or any Subsidiary of the termination of such employment or engagement (the "Termination") such Optionee may, but only within thirty days next succeeding such Termination or within such other period as the Board in its sole discretion may determine exercise such Optionee's Options to the extent that such Optionee was entitled to exercise such Options at the date of such Termination. All Options and all rights to purchase such Optionee Shares pursuant thereto shall expire and terminate immediately on the thirtieth day following such Termination or on such other date as the Board may in its sole discretion determine.

6.2 Notwithstanding any other provision of the Plan, if such Optionee is terminated for cause, all Options and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon notification being given to such Optionee of such termination for cause.

6.3 Notwithstanding any other provision of the Plan, if any Optionee shall become Permanently Disabled or such Optionee's legal personal representatives may at any time within one year of the declaration of Permanent Disability or on such other date as the Board may in its sole discretion determine exercise such Optionee's Options to the extent that such Optionee was entitled to exercise such Options at the date of such declaration (but in no event later than the normal expiry date of said Option). All options and all rights to purchase Shares pursuant thereto shall expire and terminate immediately on that day which is one year from the declaration of Permanent Disability or on such other date as the Board may in its sole discretion determine.

6.4 Notwithstanding any other provision of the Plan, if any Optionee shall die holding Options which have not been fully exercised or surrendered, such Optionee's executors, administrators or legal personal representatives may, at any time within three months after the date of such death or on such other date as the Board may in its sole discretion determine (but in no event later than the normal expiry date of the said Options), exercise the Options, to the extent that the Optionee was entitled to exercise such Options at the date of death.

6.5 Notwithstanding any other provision of the Plan, if any Optionee shall retire, or terminate such Optionee's employment or office with the consent of the Board under circumstances equating retirement, while holding Options which have not been fully exercised or surrendered, such Optionee may exercise the Options to the extent that the Optionee was entitled to exercise such Options at the date of retirement within thirty days after the date of such retirement or within such other period as the Board in its sole discretion may determine (but in no event later than the normal expiry date of such Options).

6.6 Options shall not be affected by any change of employment of such Optionee or by such Optionee ceasing to be a director or officer of the Corporation or a Subsidiary where such Optionee continues to be employed on a full-time basis, or continues to be a director of the Corporation or a Subsidiary.

Article VII – Exercise of Options

7.1 Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full by certified cheque of the Option Price of the Shares to be purchased or on delivery against payment in full to a financial institution acceptable to the Corporation. Certificates for such Shares shall be issued and delivered to such Optionee within a reasonable time following the receipt of such notice and payment.

7.2 Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Shares to an Optionee pursuant to the exercise of an Option shall be subject to:

(a) completion of such registration or other qualification of such Shares or obtaining approval of such governmental or other regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the admission of such Shares to listing or quoting on any stock exchange on which the Shares may be then listed or quoted; and

(c) the receipt from the Optionee of such representations, agreements and undertakings, including an undertaking with respect to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing or quoting of such Shares on any stock exchange on which the Shares are then listed or quoted.

Article VIII – Adjustments

8.1 Appropriate adjustments in the number of Shares subject to the Plan and, as regards to Options granted or to be granted, in the number of Shares optioned and in the Option Price, shall be made by the Board to give effect to adjustments in the number of Shares resulting from any subdivision, consolidation or reclassification of the Shares of the Corporation, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital of the Corporation.

Article IX – Mergers

9.1 Should the Corporation amalgamate or merge with any other body corporate or bodies corporate (the right to do so being hereby expressly reserved) whether by way of amalgamation, arrangement, sale of assets and undertakings or otherwise, then the Corporation shall, as determined by the Board, either: (i) provide for the reservation and issuance by the continuing or resulting corporation, upon the exercise by the Optionees of outstanding Options, of that number of shares of the continuing or resulting corporation to which the outstanding Options relate at the same aggregate purchase price adjusted accordingly to reflect the increase or decrease in the number of Shares involved; or (ii) pay to the Optionees an amount equal to the difference between the fair market value of the Shares subject to the Options, on the date that the Corporation amalgamates or merges with another body corporate or bodies corporate as contemplated herein, and the exercise price of the Options. For the purpose of this Section, the "fair market value" of the Shares is an amount equal to the weighted average price per share at which the Shares have traded during the most recent five days on which the Shares are traded.

Article X – Cancellation and Regrant of Options

10.1 Subject to the prior written approval of any relevant securities regulation, regulatory authority or stock exchange, the Board may, with the consent of the Optionee, cancel an existing Option and regrant the Options at an Option Price determined in the same manner as provided in Article V above.

Article XI – Amendment or Discontinuance of Plan

11.1 Subject to applicable shareholder and/or regulatory approval, the Board may amend or discontinue the Plan at any time.

Article XII – Miscellaneous Provisions

12.1 The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Shares in respect of which the Option is being exercised) and the Corporation shall issue such Shares to the Optionee in accordance with the terms of the Plan in those circumstances.

12.2 Nothing in the Plan or any Option shall confer upon any Employee Optionee any right to continue in the employ of the Corporation or any Subsidiary of the Corporation or affect in any way the right of the Corporation or any such Subsidiary to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent on the part of the Corporation or any Subsidiary to extend the employment of any Employee Optionee beyond the time which he or she would normally be retired pursuant to the provisions of the present or future retirement plan of the Corporation or any Subsidiary or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

12.3 Nothing in the Plan or any Option shall confer on any Optionee who is not an Employee Optionee any right to continue providing ongoing services to the Corporation or any entity controlled by the Corporation or effect in any way the right of the Corporation or any such entity to terminate his, her or its contract at any time; nor shall anything in the Plan or any Option be deemed or construed as a agreement or an expression of intent, on the part of the Corporation or any such entity to extend the time for the performance of the ongoing services beyond the time specified in the contract with the Corporation or any such entity.

Article XIII – Shareholder and Regul atory Approval

13.1 The Plan shall be subject to any requisite approval of securities regulators and of the shareholders of the Corporation, such shareholder approval to be given by a resolution passed at a meeting of the shareholders of the Corporation. The Corporation shall not grant any Options pursuant to the Plan unless and until such approval and acceptance is given. All Options granted and approved under the Corporation's predecessor Stock Option Plan shall continue as an obligation of the Corporation and all Shares reserved under the prior Options shall be included in the number set forth herein subject to their terms and conditions.

Article XIV – Interpretation

14.1 The Plan shall be construed according to the laws of Ontario, Canada.

Article XV – Liability

15.1 No member of the Board or any director, officer or employee of the Corporation or a Subsidiary shall be personally liable for any act taken or omitted in good faith in connection with the Plan.

Article I - Snackie Jack's soyummy commandments

Employee Equity And Profit Participation

Ten percent of Snackie Jack's profit before tax will be allocated to employees. These funds will be used for the purchase of shares in trust for employees and for cash distributions to employees, recognizing length of service.

Shareholder Profit Participation

Snackie Jack will distribute, on average, not less than 20 percent of its annual net profit after tax to shareholders.

Management Profit Participation

To obtain long-term contractual commitment from senior management, the Company to provide a compensation arrangement which, in addition to a base salary below industry standards, will allow for the distribution of up to six percent of Snackie Jack's profit before tax.

Research And Development

Snackie Jack will allocate a minimum of seven percent of its profit before tax for research and development to ensure the long-term viability of the Company.

Social Responsibility

The Company will allocate a maximum of two percent of its profit before tax for charitable, cultural, educational and political purposes to support the basic fabric of society.

Minimum Profit Performance

Management will have an obligation to produce a profit. If Snackie Jack does not generate a minimum after tax return of three percent on share capital for two consecutive years, shareholders, voting as a class, will have the right to elect an additional director.

Board Of Directors

Snackie Jack believes that outside directors provide independent counsel and discipline. One quarter of the members of Snackie Jack's board of directors will be outsiders.

Article II - Statement of corporate governance practices

The following are the guidelines for corporate governance:

1. The board of directors of the corporation shall explicitly assume responsibility for the stewardship of the corporation and as part of the overall stewardship responsibility, shall assume responsibility for the following matters:

    a) Adoption of a strategic planning process;

    b) The identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

    c) Succession planning, including appointing, training and monitoring senior management;

    d) A communications policy for the corporation; and

    e) The integrity of the corporation's internal control and management information systems.

2. The board of directors of the corporation shall be constituted with two individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board shall include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

3. **The application of the definition of "unrelated director" to the circumstances of each individual director shall be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.**

4. The board of directors of the corporation shall appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

5. The board of directors shall implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

6. The corporation, as an integral element of the process for appointing new directors, shall provide an orientation and education program for new recruits to the board.

7. The board of directors shall examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

8. The board of directors shall review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective board of director.

9. Committees of the board of directors shall generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, shall include one or more inside directors.

10. The board of directors shall expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee will amongst other things, be responsible for the corporation's response to these governance guidelines.

11. The board of directors, together with the CEO, shall develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board shall approve or develop the corporate objectives which the CEO is responsible for meeting.

12. **The board of directors shall have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure will be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead board of director". Appropriate procedures will involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.**

13. The audit committee of the board of directors shall be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee shall have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties shall include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

14. The board of directors shall implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor shall be subject to the approval of an appropriate committee of the board.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: CURRAN BAY RESOUCE INC.

Participation Fee for the Financial Year Ending: 2002

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		4,100,000	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	.10	
Market value of class or series	=	$ 410,000	
			(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			(B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$410,000
Total fee payable in accordance with Appendix A of the Rule			1,000
Reduction for transitional fee owing			667

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit

Contributed surplus

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)

Long term debt (including the current portion)

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an

Ontario person X ______

Capitalization ______

Total Fee payable pursuant to Appendix A of the Rule ______

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ______

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.


EQUITY
TRANSFER SERVICES INC.

March 4, 2003

VIA ELECTRONIC TRANSMISSION

Dear Sir or Madam:

RE: **Curran Bay Resources Ktd,**

We are pleased to confirm that a Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities to advise of the following for the above noted Company:

CUSIP -	23129K 10 3
Type of Meeting -	Annual & Special
Record Date -	March 31, 2003
Mailing Date -	April 2, 2003
Meeting Date -	April 30, 2003

Yours Truly,

EQUITY TRANSFER SERVICES INC.

"Lori Winchester"

Per: Lori Winchester
Officer, Client Services

SUITE 42
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL: info@equitytransfer.com

CURRAN BAY RESOURCES LTD.
INTERIM UNAUDITED FINANCIAL STATEMENTS
AUGUST 31, 2002

CURRAN BAY RESOURCES LTD.

UNAUDITED STATEMENT OF OPERATIONS AND DEFICIT

	FOR THE NINE MONTHS ENDED AUGUST 31,		FOR THE THREE MONTHS ENDED AUGUST 31,	
	2002	2001	2002	2001
Revenues				
Oil and gas	$ 8,386	$ 19,693	$ 7,836	$ 8,411
Operating costs	4,746	10,068	4,660	3,645
	3,640	9,625	3,176	4,766
Expenses				
Accounting and corporate services	450	3,250	150	150
Shareholder relations	-	5,427	-	2,233
Legal and audit fees	1,627	175	-	175
Management fees	-	18,000	-	6,000
Gain on settlement of debts	(10,343)	-	-	-
Office and general expenses	2,513	2,636	185	391
	(5,753)	29,488	335	8,949
Income (loss) for the period	9,393	(19,863)	2,841	(4,183)
Deficit at the beginning of the period	(1,856,574)	(1,929,239)	(1,850,022)	(1,944,919)
Deficit at the end of the period	$ (1,847,181)	$ (1,949,102)	$ (1,847,181)	$ (1,949,102
Loss per share	$ -0.01	$ -0.01	$ -0.01	$ -0.01
Weighted Average Number of Shares Outstanding	6,166,008	6,166,008	6,166,008	6,166,008

See Notes to Unaudited Interim Financial Statements

Prepared By Management

CURRAN BAY RESOURCES LTD.

UNAUDITED STATEMENT OF CASH FLOWS

	FOR THE NINE MONTHS ENDED AUGUST 31,		FOR THE THREE MONTHS ENDED AUGUST 31,	
	2002	2001	2002	2001
Cash flows from operations				
Net income (loss) for the period	$ 9,393	$ (19,863)	$ 2,841	$ (4,183)
Net change in non cash components of working capital				
Increase in accounts receivable	2,846	59	(391)	733
Increase in accounts payable	(19,986)	27,849	(1,587)	10,370
Increase (decrease) in cash	(7,747)	8,045	863	6,920
Cash at the beginning of the period	14,540	3,095	5,930	4,220
Cash (bank overdraft) at the end of the period	$ 6,793	$ 11,140	$ 6,793	$ 11,140

See Notes to Unaudited Interim Financial Statements

Prepared By Management

Note 1

Significant Accounting Policies

The interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in Note 1 of the audited financial statements for the year ended November 30, 2001 except earnings per share. Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to interim financial reporting and earnings per share. The new recommendations have been applied on a retroactive basis.

These financial statements should be read in conjunction with the audited annual financial statements included for the year 2001.

Financial Instruments

The Company's financial instruments include accounts receivable and accounts payable. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

Note 2

Stated capital

Authorized: Unlimited common shares
Unlimited number of non-participating, voting, redeemable preference shares

Issued:	2002		2001	
	Shares	Amount	Shares	Amount
Balance February 28, May 31 and August 31				
Common shares	2,000,000	$ 300,000	2,000,000	$ 300,000
Preferred shares	2,166,008	1,348,713	2,166,008	1,348,713

Earnings (loss) per share	2002	2001
For the nine months ended August 31,		
Numerator:		
Net earnings (loss) for the period	9,393	(19,863)
Denominator:		
Weighted average number of shares		
Basic	2,166,008	2,166,008
Fully diluted	6,166,008	6,166,008
Basic earnings (loss) per share	$ 0.01	$ (0.01)
Fully diluted earnings (loss) per share	$ 0.01	$ (0.01)

For the three months ended August 31,
Numerator:

Net earnings (loss) for the period	2,841		(4,183)
Denominator:			
Weighted average number of shares			
Basic	2,166,008		2,166,008
Fully diluted	6,166,008		6,166,008
Basic earnings (loss) per share	$ 0.01		$ (0.01)
Basic and diluted earnings (loss) per share	$ 0.01		$ (0.01)

No common shares were issued during the period. No options were granted, exercised or expired during the period. No options were outstanding at the end of the period.

Note 3

Segmented Information

The Company has no reporting operating segments. Amounts disclosed in the financial statements for assets and liabilities, revenue, and loss for the year relate to administrative activities only.

ADP INVESTOR COMMUNICATIONS

5970 CHEDWORTH WAY, MISSISSAUGA, ONTARIO L5R 4G
TEL: 905 507 5100 - FAX: 905 507 5350

CURRAN BAY RESOURCE INC.

***CURRAN BAY RESOURCES LTD

23129K202

SPECIAL MEETING & PROXY

DEMOGRAPHIC SUMMARY 0 /23/2003

REGION	SHAREHOLDERS	SHARES
LABRADOR	0	0
NEWFOUNDLAND	0	0
NOVA SCOTIA	0	0
NEW BRUNSWICK	1	500
PRINCE EDWARD ISLAND	0	0
QUEBEC	1	4,000
ONTARIO	283	916,550
MANITOBA	2	12,000
SASKATCHEWAN	0	0
ALBERTA	1	20,000
BRITISH COLUMBIA	1	7,500
YUKON TERRITORY	0	0
NORTHWEST TERRITORIES	0	0
NUNAVUT	0	0
UNKNOWN CANADIAN	0	0
UNITED STATES	1	6,000
FOREIGN	2	38,600
UNKNOWN	2	19,350
	294	1,024,500

END OF REPORT 2

ADP INVESTOR COMMUNICATIONS

5970 CHEDWORTH WAY, MISSISSAUGA, ONTARIO L5R 4G5
TEL: 905 507 5100 - FAX: 905 507 5350

CURRAN BAY RESOURCE INC.

COMMON *CURRAN BAY RESOURCES L

23129K103

SPECIAL MEETING & PROXY

DEMOGRAPHIC SUMMARY 05/23/2003

REGION	SHAREHOLDERS	SHARES
LABRADOR	0	0
NEWFOUNDLAND	0	0
NOVA SCOTIA	9	7,350
NEW BRUNSWICK	0	0
PRINCE EDWARD ISLAND	0	0
QUEBEC	0	0
ONTARIO	119	447,825
MANITOBA	0	0
SASKATCHEWAN	0	0
ALBERTA	4	35,000
BRITISH COLUMBIA	4	7,500
YUKON TERRITORY	0	0
NORTHWEST TERRITORIES	0	0
NUNAVUT	0	0
UNKNOWN CANADIAN	0	0
UNITED STATES	5	11,100
FOREIGN	2	13,200
UNKNOWN	2	30,300
	145	552,275

END OF REPORT 2

SEC COPY



EQUITY
TRANSFER
SERVICES INC.

Curran Bay Resource Ltd
Common Shares
CUSIP : 23129K103
Shareholder Report (A-Z)

As of the close of business : 2003/03/14
Total Shares Outstanding : 2,166,008

Certified by :

100
EDWARD ABBOTT
223 WEDGEWOOD LANE
TECUMSEH ON N8N 4J4
CANADA

1,500
STANLEY ABBOTT
776 APPLE VALLEY LN
OSHAWA ON L1J 7R4
CANADA

100
DAVID ABBS
ITT BUSINESS COMMUNICATIONS 3370 SOUTH SERVICE RD
BURLINGTON ON L7N 3M6
CANADA

250
ROBERT ABRAMS
176 DENNIS STREET
SAULT STE MARIE ON P6A 2X3
CANADA

100
DON ACRES
RR 3
KINBURN ON K0A 2H0
CANADA

300
ACTON HYDRAULICS LTD
C/O MRS. GLORIA RODRIGUES 228 DRUMLIN CIRCLE UNIT #:
CONCORD ON L4K 2T9
CANADA

500
DAVID J ADAMS
28 BRIDLINGTON RD
LONDON ON N6E 1X4
CANADA

700
ERVIN ADAMS
7 EASTWOOD ST
HAMILTON ON L8H 6R6
CANADA

700
ISHRAT AHMED
MOVIE HUT VIDEO 656 EGLINTON AVE EAST
TORONTO ON M4P 1P1
CANADA

1,000
STEPHEN ALEXANDER
10 ALFORD CRESCENT
TORONTO ON M1B 4C9
CANADA

200
DAVID ALLEN
RR 2
LUNENBERG NS B0J 2C0
CANADA

500
MAY ALLEN
C/O SCEPTER MFG CO LTD 11 BERMONDSEY RD
TORONTO ON M4B 1Z3
CANADA

250
ROBERT ALLEN
369 NORTHBERT DR
LONDON ON N5Y 2G9
CANADA

1,000
LLOYD ALLISON
152 WESTHILL ROAD
ELLIOT LAKE ON P5A 1A7
CANADA

300
JOHN R ALOE
88 ROUSE AVE
GALT ON N1R 4M8
CANADA

1,000
MRS FLORIAN A ALTFULDISCH
PERSONAL & CONFIDENTIAL SUDBURY PUBLIC LIBRARY 74 MACKENZIE ST
SUDBURY ON P3C 4X8
CANADA

250
RONALD ALVARES
UNIT 20 4020 BRANDON GATE DR
MISSISSAUGA ON L4T 3W8
CANADA

300
MILES AMELOTTTE
440 CUMBERLAND ST TOWNHOUSE 13
CORNWALL ON K6W 5C4
CANADA

250
AMIR ANDANI
8 DRAINIE DR
KANATA ON K2L 3G6
CANADA

500
RAY ANDERSON
RR 3
KINBURN ON K0A 2H0
CANADA

2,000
ALEXANDER D ANDRONACHE
5990 CHIDHAM CRES
MISSISSAUGA ON L5N 2R9
CANADA

2,000
JOHN ANNIBALE
17 DELAWANA DR
HAMILTON ON L8E 3N5
CANADA

300
WILFRED APEL
4 BURROWS ST
CAMBRIDGE ON N1R 4H2
CANADA

17,500
WILFRED E APEL
4 BURROWS ST
CAMBRIDGE ON N1R 4H2
CANADA

525
BARRY J ARMSTRONG
R R #1
FRASERVILLE ON K0L 1V0
CANADA

250
DONALD ARMSTRONG
1200 YORK MILLS APT #211
DON MILLS ON M3A 1X8
CANADA

100
ROBERT A ARNOLD
STE 203 4005 DON MILLS RD
WILLOWDALE ON M2N 3J9
CANADA

200
IVAN ARRIAGADA
174 SPRUCE ST
AURORA ON L4G 3P3
CANADA

1,500
SILVIO ARTUSO
23 MARLBOROUGH RD
GUELPH ON N1E 3X4
CANADA

500
HAROLD G ASH
198 WEAVER ST
CAMBRIDGE ON N3C 1W4
CANADA

100
GERALD ASTLEY
244 CEDAR ST
CAMBRIDGE ON N1S 1W7
CANADA

1,000
DONALD ATHERTON
183 EASSON ST
STRATFORD ON N5A 1N6
CANADA

2,500
ROBERT ATKINSON
R R 2 ROSE ISLAND ROAD
COE HILL ON K0L 1P0
CANADA

500
BILL ATTWELLS
C/O T R W CANADA LTD REPLACEMENT PARTS DIV 590 BARM
DRIVE
WESTON ON M9L 2X9
CANADA

250
JAMES C ATWILL
2 TUNBRIDGE COURT
NEPEAN ON K2E 7J8
CANADA

250
JAMES C ATWILL
FISHER SCIENTIFIC LTD P O BOX 9200 TERMINAL
OTTAWA ON K1G 4A9
CANADA

500
FRANCOIS AUBIN
267 JENNINGS CRES
OAKVILLE ON L6L 1W3
CANADA

100
HUBERT AZEROTT
APT 601 180 GRAND AVE S
CAMBRIDGE ON N1S 3V6
CANADA

1,000
JIM BAIN
APT 901 2900 BATTLEFORD RD
MISSISSAUGA ON L5N 2V9
CANADA

1,000
JOHN R BAKER
BENNETT & WRIGHT LIMITED 47 CRANFIELD RD
TORONTO ON M4R 3H7
CANADA

300
CHRISTOPHER BALL
1 MEDONTE AVE
SCARBOROUGH ON M1L 1Z2
CANADA

10,000
HAROLD BALLANTYNE
R R #4
ANTIGONISH NS B2G 2L2
CANADA

500
FRANCOIS AUBIN
712 ROSS ST
BURLINGTON ON L7S 1S2
CANADA

700
JOHN AZZOPARDI
89 BELLONA STREET
WOODBRIDGE ON L4L 6R6
CANADA

250
RICK BAIRSTOW
PIONEER GAS BAR 2451 LAKESHORE RD W
OAKVILLE ON L6L 1H6
CANADA

500
KENNETH W BALDRY
2 SIMMONS CRES
AURORA ON L4G 6B4
CANADA

1,500
WAYNE BALLAGH
R R 1
WROXETER ON N0G 2X0
CANADA

500
JOE BAN
PEEL BEARINGS INC. 52 BRAMSTEELE RD UNIT #1
BRAMPTON ON L6W 3M5
CANADA

1,000
RINO AVERSA
ELLIOTT'S HOME HARDWARE 2951 DUNDAS ST WEST
TORONTO ON M6P 1Z2
CANADA

200
JOHN BABIN
42 HIGHLAND DR
ANTIGONISH NS B2G 1P1
CANADA

1,000
E GEORGE BAKER
14 DENLOW ST
KITCENER ON N2B 3S2
CANADA

250
MARGARET ANNE BALAWIN MR DEL BALDWIN
V PLUS SERVICE STATION 137 CENTRE STREET NORTH
NAPANEE ON K7R 1N4
CANADA

200
JOSEPH BALLAK
1230 ALGONQUIN BLVD
PITERBOROUGH ON K0H 6N4
CANADA

2,000
GEORGE ORIEL BANFIELD
1360 YORK MILLS RD STE 307
DON MILLS ON M3A 2A2
CANADA

250
JEFFREY J BANKS
R R #4
SMITH FALLS ON L7A 4S5
CANADA

1,000
ROSHAN BANSAL
75 DALE AVENUE
SCARBOROUGH ON M1J 3J7
CANADA

1,000
JOHN L BARBER
912 HAMLET RD
OTTAWA ON K1G 1R5
CANADA

1,500
MICHEL BARNABE
MUTUAL OF OTTAWA 100 ARGYLE ST STE 210
OTTAWA ON K2P 1B4
CANADA

1,000
NORMAL PAUL BARNARD
MAC'S CONVENIENCE STORE 315 LINCOLN RD
WATERLOO ON N2J 6H7
CANADA

650
HAROLD BARNHART
27 STEWART AVE
THOROLD ON L2V 2W6
CANADA

250
JEFFREY BARRAS
10 DAWSON AVE
TORONTO ON M4J 1E5
CANADA

250
FRED BARRAS & JOAN BARRAS JTWROS
176 CLONMORE DR
SCARBOROUGH ON M1N 1Y1
CANADA

250
BARRINGTON BARRETT
PINEER PORTION PAK 5050 DUFFERIN ST UNIT 130
TORONTO ON M3H 5T5
CANADA

4,000
CHRISTOPHER BARRETT
C/O ARROW ELECTRONICS CANADA LTD 1093 MEYERSIDE DI
MISSISSAUGA ON L5T 1M4
CANADA

250
JOHN BARRETT
267 GEORGE ST #606
TORONTO ON M5R 2P9
CANADA

250
GORDON BARTLEY
15 HARDISTY DR
REXDALE ON M9W 2M9
CANADA

500
STEVE A BARTLEY
MR. GROCER 1120 2ND AVE E
OWEN SOUND ON N4K 2H9
CANADA

100
LESLIE G BARTON
PO BOX 27 092 5280 QUEEN ST
HALIFAX NS B3H 4M8
CANADA

1,000
IMRAN BASHIR
1012 WHISPERING WOOD DR
MISSISSAUGA ON L5C 3Z4
CANADA

1,500
WILLY BAUMANN
R R #2
HILLSBURGH ON N0B 1Z0
CANADA

100
KEN L BAXTER
APT 5 25 VIMY AVE
HALIFAX NS B3M 1G5
CANADA

225
ROBERT BAXTER
15 GEORGE ST
PEMBROKE ON K8A 7K9
CANADA

500
ART BAZION
C/O TREASURE ISLAND 320 COLBORNE ST
BRANTFORD ON N3S 3M9
CANADA

150
CALVIN BEATTY
PO BOX 92 421 MAIS STREET
MERRICKVILLE ON K0G 1N0
CANADA

1,500
MALCOLM BEDDOE
P O BOX 1116
DURHAM ON N0G 1R0
CANADA

100
TERRY BEHNKE
POST OFFICE 51 HIGHWAY ST
PETAWAWA ON K8H 1X0
CANADA

1,000
MICHAEL BELANGER
8 TEAKWOOD CRT
OTTAWA ON K1K 7B4
CANADA

500
REGINALD BELL
260 EASTERN AVE
SAULT STE MARIE ON P6A 4R6
CANADA

350
BOB BEATTIE
C/O STEVEN LOCKET R R #1
PRESCOTT ON K03 1T0
CANADA

500
ARMAND BEAUREGARD
1316 ESSEX STREET
OTTAWA ON K1H 7P2
CANADA

1,500
GERRY BEEBE
9 CRAIG CRES
GEORGETOWN ON L7G 5K2
CANADA

1,500
CLAUDE M BELAND
951 SNOWSHOE CRESCENT
ORLEANS ON K1C 2Y3
CANADA

300
PAUL BELANGER
STE CATHERINE SEPERATE SCHOOL GENERAL DELIVERY
PAINCOURT ON N0P 1Z0
CANADA

1,000
WAYNE BELL & BARBARA BELL JTWROS
561 ARCHIBALD AVE
PETERBOROUGH ON K9J 5A1
CANADA

500
JOHN BEATTIE
87 IRWIN RD UNIT 7
REXDALE ON M9W 5W1
CANADA

200
JEAN GUY BEDARD
6 NELSON AVE
KAPUSKASING ON P5N 2L3
CANADA

500
MRS MARGARET GAIL BEECH
2158 DUNCASTER DR
BURLINGTON ON L7P 4N6
CANADA

125
EUGENE J BELANGER
281 WEBER ST W
KITCHENER ON N2H 4A7
CANADA

300
GARY A BELL
3523 VIRGINIA PARK
WINDSOR ON N9E 2C6
CANADA

250
DINO BELLISSIMO
C/O HONEY TOP ENTERPRISES 888 DUPONT ST UNIT 100
TORONTO ON M5G 1Z8
CANADA

250
RAYMOND J BENDER
15 DOERING ST E
WELLESLEY ON N0B 2T0
CANADA

250
FRANK BENNETT
19 DOROTHY STREET
HAMILTON ON L9A 3N9
CANADA

650
GERARD BERK
P O BOX 97 SHORE ROAD
BADDECK NS B0E 1B0
CANADA

600
LUKE BERTRAND
P O BOX 525
L'ORIGINAL ON K0B 1K0
CANADA

500
PRAVIN BHAVSAR
70 ESTHER AVE
CAMBRIDGE ON N1S 4L6
CANADA

550
PETER W BIGGELAAR
R R 3
MITCHELL ON N0K 1N0
CANADA

2,000
C MICHAEL BENHAM
R R #3
ROCKWOOD ON N0B 2K0
CANADA

500
SHELDON BERGER
436 CONNAUGHT AVE
WILLOWDALE ON M2R 2M3
CANADA

500
WALTER BERNOTAS
6 KEEN COURT
HAMILTON ON L8T 1W6
CANADA

100
ROBERT BEZAN
SPRUCE FALLS POWER & PAPE CO LTD PO BOX 100
KAPUSKASING ON P5N 2Y2
CANADA

1,000
ROBERT W BIDDLE
R R 2
SIMCOE ON N3Y 4K1
CANADA

1,000
GORDON A BIGGER
15 BONNY LANE
KINGSTON ON K7K 6E3
CANADA

4,000
SHELDON D BENNER
65 SUSSEX AVE
TORONTO ON M5S 1J8
CANADA

1,000
PIERRE BERGERON
1248 BETHAMY LANE
GLOUCESTER ON K1J 8P4
CANADA

1,000
SYDNEY BERNSTEIN
APT 404 320 MACLAREN ST
OTTAWA ON K2P 0M6
CANADA

1,000
GURDEEP BHANGAL
PORT MOTEL P O BOX 11 R R #2
PORT COLBORNE ON L3K 5V4
CANADA

500
JAY BIGELOW
C/O WEBB ZERRAFA MENKES HOUSDEN ARCHITECTS 95 ST
CLAIR AVE W STE 1500
TORONTO ON M4V 1N7
CANADA

1,000
WILLIAM BILINSKI
C/O MIDLAND COMET MILK CO 366 HERITAGE DR
MIDLAND ON L4R 4K5
CANADA

300
BRIAN BILTON
678 BISHOP ST
GAMEBRIDGE ON N3H 4V6
CANADA

500
ZIG BISKUPOWICZ
3193 TWIN OAKS CRES
BURLINGTON ON L7M 2B1
CANADA

250
DON BIVAND
C/O GRIMSBY GLASS & MIRROR 9 OAK ST
GRINSBY ON L3M 3G4
CANADA

1,200
WILLIAM BLACK
R R 2
GODERICH ON L4G 3L5
CANADA

500
GORDON BLAKE
C/O OLYMPIA VILLAGE TRAILER PARK R R 2
WATERDOWN ON L0R 2H0
CANADA

200
ROBERT J BLOWES
47 COMBERMERE CRES
WATERLOO ON N2L 5B2
CANADA

500
CAMERON BINNIE
2345 TRUSCOTT DR APT 308
MISSISSAUGA ON L5J 2A7
CANADA

1,500
WINSTON BISSESSAR
160 GRENFELL CRES
NEPEAN ON K2G 0G4
CANADA

500
ARNOLD G BLACK
612 ELGIN ST
ALVINSTON ON N0N 1A0
CANADA

350
JAMES J BLACKBURN
R R 1 SITE 8 COMP 22
DARTMOUTH NS B2W 3X7
CANADA

500
ALBERT EDWARD BLIGHT
R R 1
FRANKFORD ON K0C 2C0
CANADA

700
PETER BOETTGER
2109 BASELINE RD APT 7
OTTAWA ON K2C 0C8
CANADA

250
VIC BIRTIC
127 STEWART AVE
CAMBRIDGE ON M1R 2V5
CANADA

300
ALLAN S BITZ
C/O H & R BLOCK 361 DUNDAS ST
WOODSTOCK ON N4S 1B6
CANADA

2,700
GEORGE BLACK
63 MITCHELL P O BOX 461
AURORA ON L4G 3L5
CANADA

100
ROBERT BLACKLER
C/O B & G INKEEPERS LTD 6151 LADY HAMMOND RD
HALIFAX NS B3K 2R9
CANADA

1,000
LARRY BLIGHT
17 JONDAN CRES
THORNHILL ON L3T 3Z4
CANADA

250
DANIEL BOISVERT
10 OGA ST
NAUGHTON ON P0M 2M0
CANADA

400
EARL E BOLDT
65 GLAMIS RD APT 40
CAMBRIDGE ON N1R 6W4
CANADA

1,000
VINCENT BORTOLON
18 DOMO DR
GUELPH ON N1E 6M9
CANADA

100
ANTHONY BOUDREAU
14 1/2 FLINT ST
FAIRVIEW NS B3N 2V4
CANADA

300
FRED BOURQUE
2449 BROOKHURST RD
MISSISSAUGA ON L5J 1R4
CANADA

300
TOM BOWEN
312 BOSWELL AVE
PETERBOROUGH ON K9J 5G3
CANADA

300
GARFIELD BOYD
181 FARLEY AVE
BELLEVILLE ON K8N 4L4
CANADA

500
HAROLD BOLGER
142 GRANT BLVD
RENFREW ON K7V 2P2
CANADA

1,000
FERNANDO BOUCADA
256 ERB ST E
WATERLOO ON N2J 1N3
CANADA

1,500
MARK BOULTON
C/O TRI COUNTRY MECHANICAL 2211 PARKDALE AVE
BROCKVILLE ON K6V 6B2
CANADA

100
GREGORY M BOWDEN
550 MORNINGTON AVE
LONDON ON N5Y 3E7
CANADA

1,000
DAVID BOWKER
47 BALA AVE
TORONTO On M6M 2E2
CANADA

500
GARY D BOZZAT
217 ABBOT PLACE
WOODSTOCK ON N4S 8J9
CANADA

800
DIANE MIGLIARINI & DARLENE BONDY EXECS EST RONALD BONDY
1470 BENJAMIN ST
WINDSOR ON
CANADA

100
MARIE BOUCHER
C/O PETER BIRD 32 MAPLE ST
KAPUSKASING ON P5N 2A6
CANADA

5,000
HARRY BOURNAS
52 GOODERHAM DR
SCARBOROUGH ON M1R 3G7
CANADA

250
DOUGLAS BOWEN
441 BARRIE ROAD UNIT #48
ORILLIA ON L3V 6T9
CANADA

500
JOHN BOXELL
971 BUCKINGHAM DR
SUDBURY ON P3A 1E9
CANADA

150
ENZO BOZZO
#406 6000 BATHURST ST
WILLOWDALE ON M2R 1Z3
CANADA

500
FRANKLIN G BRABY
164 COBOURG ST
STRATFORD ON N5A 3E8
CANADA

500
RON BRANT JR
575 HILDEGARDE ST
WINDSOR ON M8X 2Z4
CANADA

100
EDWARD P BRENNAN
19 BANBURY RD
BRANTFORD ON N3P 1C9
CANADA

300
YVON J BRIDEAU
TRI COUNTY VAULT SERVICE 341 KING ST EAST
KITCHENER ON N2G 2L2
CANADA

500
ED BROADBENT
THE CABINET SHOP R R #2
BARRY'S BAY ON K0J 1B0
CANADA

1,000
BRUCE BRODHAGEN
APT 311 359 RAILWAY AVE
STRATFORD ON N5A 2J3
CANADA

200
GRANT BRAINARD
1627 4TH AVE E
OWEN SOUND ON N4K 2R1
CANADA

1,000
BRIAN H BRAUND
21 THISTLE RD
GUELPH ON N1H 6S9
CANADA

1,000
JACK R BRENNAN
711 WOODCREST BLVD
LONDON ON N6C 1P8
CANADA

600
ALFRED BRIDGE
21 FAIRHOME COURT
STONEY CREEK ON L8E 2S3
CANADA

200
MADELINE BROADFOOT
RR # 1
ST MARYS ON N4X 1C4
CANADA

1,000
THOMAS BROGAN
131 MAIN ST
SYDNEY MINES NS B1V 2L7
CANADA

500
WAYNE BRAITHWAITE
1505 WILSON AVE APT 306
DOWNSVIEW ON M3M 1G9
CANADA

100
GABRIEL BRAZEAU
PO BOX 7282
VANIER ON K1L 8E3
CANADA

100
GORDON BREWER
57 HESTER ST
DARTMOUTH NS B3A 1K4
CANADA

1,000
LESLIE BRIGHTER
27 CONEY RD
TORONTO ON M8Z 2K1
CANADA

300
KEITH S BROCK
R R #1
IRON BRIDGE ON P0R 1H0
CANADA

1,500
STEPHEN BROOK
18 DEERFIELD DR #710
NEPEAN ON K2G 4L1
CANADA

800
DON BROOKS
DON'S VARIETY 14 KING ST E
BURFORD ON N0E 1A0
CANADA

300
IAN D BROTHERSTON
BRODA ENTERPRISES INC 1 ADAM ST
KITCHENER ON N2H 5P6
CANADA

100
WENDLIN J BROTZEL
21 PORIAL CRES
LONDON ON N5X 2E5
CANADA

2,000
JOHN BROW
GENERAL DELIVERY
HARVE BOUCHER NS B0H 1P0
CANADA

100
ALEXANDER BROWN
99 SYMONDS ST
DARTMOUTH NS B3A 3M1
CANADA

300
CARMEN L BROWN
142 BAY ST APT 3
TRENTON ON K8V 1H8
CANADA

100
HUGH J BROWN
RR 2
BINBROOK ON L0R 1C0
CANADA

1,200
MICHAEL BROWN
C/O LOEB IN 1209 ST E
CORNWALL ON K6H 2T9
CANADA

250
REBECCA BROWN
C/O FRANCIS C BROWN RR 3
UXBRIDGE ON L0C 1K0
CANADA

500
RICHARD Y BROWN
28 NUTHATCH PLACE
CAMBRIDGE ON N3C 3A6
CANADA

300
CARMEL L BROWN & CARLA W BROWN JTWROS
99 SHUTER STREET
TRENTON ON K8V 3L3
CANADA

500
PAT BROWNE
C/O PAT BROWNE'S AUTO SERVICE 1010 BROCK RD UNIT 2B
PICKERING ON L1W 3E5
CANADA

300
AURELE BRUNET
ONTARIO MINISTRY OF AGRICULTURE & FOOD 1899 LASALLE BLVD
SUDBURY ON P3A 2A3
CANADA

800
AURELLE BRUNET
C/O MINISTRY OF AGRICULTURE 1414 LA SALLE BLVD
SUDBURY ON P3A 2A3
CANADA

500
GARY BRUNET
32 SHADYBROOK CRES
GUELPH ON N1G 3G5
CANADA

1,000
MRS. JOHANNA BRUNET
C/O MR DONAT BRUNET P O BOX 877
CASSELMAN ON K0A 1M0
CANADA

600
ROBERT GERARD BRUNET
P O BOX 422 ST ISIDORE
PRESCOTT ON K0C 2B0
CANADA

2,500
MORRIS BRUNK
266 ONTARIO ST
STRATFORD ON N5A 3H5
CANADA

500
MRS RHONDA BRUNKE
R R #2
CARLETON PLACE ON K7C 3P2
CANADA

500
KIRK E BRYDEN
BOX 243
PORTLAND ON K0G 1V0
CANADA

1,000
JOHN E BRYDGES
2048 REBECCA ST
OAKVILLE ON L6L 2A2
CANADA

200
DAVID BULBROOK
C/O BULBROOKS AUTO SALVAGE 749 BRIGHTON AVE
HAMILTON ON L8N 7N4
CANADA

250
RASHID BULBULIA
3242 SIR JOHNS HOMESTEAD
MISSISSAUGA ON L5L 2P1
CANADA

600
THOMAS BULL
3530 DOWN PATRICK RD #201
OTTAWA ON K1V 8T4
CANADA

5,000
MARY BURA
17 FOXWELL ST
TORONTO ON M6N 1Y9
CANADA

200
YVE BUREAU
C/O BAYVIEW METALS UNIT 14 11 PROGRESS CRT
SCARBOROUGH ON M1T 4S7
CANADA

800
JAMES BURGESS
257 CECILE AVE
CHATHAM ON N7M 5W9
CANADA

650
THOMAS BURGESS
44-B NAMAO DR
TRENTON ON K8V 1C6
CANADA

200
THOMAS BURGESS
C/O EMELINE A BURGESS 70 CINDY DR
ST CATHERINES ON L2M 7B9
CANADA

100
FREDERICK BURGOYNE
396 BURWELL ST
LONDON ON N6B 2W2
CANADA

250
DAVID L BURNS
C/O FORWOOD GRAPHIC SERVICES 755 QUEENSWAY E
MISSISSAUGA ON L4A 4C5
CANADA

2,500
DENNIS BURNS
328 STEVENSON RD N
OSHAWA ON L1J 5N2
CANADA

100
MAURICE E BURNS
3 DONALDSON AVE
HALIFAX NS B3N 3B4
CANADA

250
PATRICK BURNS
58 RADESKI ST
TRENTON ON K8V 6B5
CANADA

250
ROD D BURRELL
121 AGNES ST APT 905
MISSISSAUGA ON L5B 2H4
CANADA

2,000
LARRY BURROWS
104 JOHN ST
BROCKVILLE ON K6V 5B2
CANADA

500
MISS NADINE BURROWS
26 CHATHAM STREET
BELLEVILLE ON K8N 3S3
CANADA

1,000
BRUCE BURRY
P O BOX 1098
WAWA ON P0S 1K0
CANADA

1,000
MRS LUANNE BUSCH
CANADA CORDAGE 50 OTTAWA ST S
KITCHENER ON N2G 3Y2
CANADA

250
DAVE BUSSEY
206 SCOTSDALE DR
GUELPH ON N1G 2K8
CANADA

500
PAUL A BUTLER
19 APRIL GARDENS
AURORA ON L4G 4M3
CANADA

250
ROBERT BUTLER
50 BLACK LOCUST WAY
BRANTFORD ON N3R 7C7
CANADA

200
RAY D BYHAM
666 HERRING COVE RD
HALIFAX NS B3R 1X9
CANADA

750
LEONID BYK
C/O COLLEGE SHOE REPAIR 777 BAY ST BOX 110
TORONTO ON M5G 2C8
CANADA

250
GERRY BYRNE
R R #3
CAVAN ON L0A 1C0
CANADA

1,000
STEPHEN CAHILL
P O BOX 532
TAVISTOCK ON N0B 2R0
CANADA

1,000
MRS RETA CALDWELL
R R #1
SHANTY BAY ON L0L 2L0
CANADA

500
TERRANCE E CALLAGHAN
R R 1
BELMONT ON N0L 1B0
CANADA

1,000
MARIO L CAMARDI
C/O GALAXIE ORNAMENTAL INC 91 HAIST AVE UNIT 4
WOODBRIGE ON L4L 4C3
CANADA

500
MARINO CAMBOURIS
WEST PORT RESTAURANT & TRAVERN 879 WEST PORT CRE:
MISSISSAUGA ON L5T 1E7
CANADA

100
BRIAN W CAMERON
86 COTTONWOOD DR
CHARLOTTETOWN PE C1E 1A7
CANADA

600
DONALD CAMPBELL
GILL'S SERVICE GENERAL DELIVERY
BARWICK ON P0W 1A0
CANADA

200
EDWARD CAMPBELL
32 GAITWIN ST
BRANTFORD ON N3P 1A8
CANADA

5,000
GARY C CAMPBELL
1049 SYDENHAM RD
KINGSTON ON K7M 3L8
CANADA

400
H DOUGLAS CAMPBELL
SOUTH ELMSLY ESTATES RR 4
SMITH FALLS ON K7A 4S5
CANADA

250
MS DEBBIE CANIVET
34 GLENARDEN PL
KINGSTON ON K7M 7A9
CANADA

300
TONY CARAVAGGIO
213 E 15TH ST
HAMILTON ON L9A 4G1
CANADA

250
DIONNE & CAROLYN CAREY
919 SYDENHAM RD
PETERBOROUGH ON K9J 1K5
CANADA

300
JOHN R CARLSON
942 DELAWARE
SUDBURY ON P3A 3X7
CANADA

250
PAUL K CARNIE
11 MAIN ST PO BOX 173
TERA ON N0H 2N0
CANADA

250
PETER A CAMPBELL
2929 CARLING AVE APT 210
OTTAWA ON K2B 8E7
CANADA

1,000
GUY CANNON
NORD SAW & MARINE LTD P O BOX 3193
THUNDER BAY ON P7B 5G6
CANADA

500
WILLIAM CARBERRY
2 HOLMAN CRESCENT
AURORA ON L4G 1Z9
CANADA

500
PETER CARFA
956 OUDEN PARK DR
KINGSTON ON K7N 7T6
CANADA

250
LUIGI CARLUCCI
990 PEOPLE'S RD
SAULT STE MARIE ON P6C 3W2
CANADA

100
DINO CAROSI
558 PLAINS RD E
BURLINGTON ON L7T 2E5
CANADA

100
WILLIAM R CAMPBELL
SPRINGHILL JUNIOR SENIOR HS PO BOX 1060
SPRINGHILL NS B0M 1X0
CANADA

2,000
NICOLAS CARAVAGGIO
CARAVAGGIO ORTHOPEDIC FOOTWEAR 395 WATER ST
PETERBOROUGH ON K9H 3L7
CANADA

250
IAN M CARDER
RR 3
WHEATLEY ON N0P 2P0
CANADA

400
ROBERT CARLESSO
1258 PETIT RD
FORT ERIE ON L2A 5A3
CANADA

300
RONALD CARMICHAEL
32 RIVERSIDE DRIVE
PEFFERLAW ON L03 1N0
CANADA

100
DENIS D CARRIERE
496 MAPLE ST
SUDBURY ON P3C 2B5
CANADA

1,000
JIM CARTWRIDHT
C/O CARTWRIGHTS SMOKE & GIFT 1211 ELLESMERE RD
SCARBOROUGH ON M1P 2X8
CANADA

100
ROY CASE
17 WAXWING WAY
BRANTFORD ON N3R 6W5
CANADA

100
TERRY CELSIE
1599 BATHURST ST
TORONTO ON M5P 3J1
CANADA

500
WILLIAM M CHAMBERS
65 ONTARIO ST
CAMBRIDGE ON N3C 2H9
CANADA

500
DR DAVID S L CHAN
STE 205 282 LINWELL RD
ST CATHERINES ON L2N 6N5
CANADA

1,200
JOHN THOMAS CHAPMAN
P O BOX 1425
ALLISTON ON L0M 1A0
CANADA

2,575
RONALD CARTY
21 PINE BLUFF TRAIL
STITTSVILLE ON K2S 1E1
CANADA

1,000
MIKE CASEY
378 JANE ST
TORONTO ON M6S 3Z3
CANADA

1,000
IVAN CEPURAN
2 OAKRIDGE DRIVE
STONEY CREEK ON L8G 2T5
CANADA

250
JACQUES CHAMPAGNE
511 TEDMAN AVE
SUDBURY ON P3C 5B1
CANADA

500
LOUIS LEE & JENNY CHAN
#104 WOODHALL ROAD
MARKHAM ON L3S 1L6
CANADA

250
ALLAN CHARLEBOIS
WILLOWDALE DODGE CHRYSLER LTD 5959 YONGE ST
WILLOWDALE ON M2M 3V7
CANADA

300
JOSEPH CASCELLA
135 WEST 26TH STREET
HAMILTON ON L9C 4Z5
CANADA

556,974
CDS & CO
25 THE ESPLANADE P O BOX 1038 STN A
TORONTO ON M5W 1G5
CANADA

1,000
RAE A CHALMERS
CHALMERS ASSOCIATES CORP STE 300 880 WELLINGTON S
OTTAWA ON K1R 6K7
CANADA

1,700
ALAN CHAN
C/O THUMPRINTS STUDIO 745 QUEEN ST E
TORONTO ON M4M 1H3
CANADA

2,000
DALTON J CHAPMAN
32 NATCHEDASH ST N
ORILLIA ON L3V 1T0
CANADA

1,000
THOMAS ERNEST CHARLTON
152 JUBILEE AVE E
TIMMINS ON P4N 5W6
CANADA

1,000
ROBERT R CHARTERS
69 TOKYO CR
ELLIOT LAKE ON P5A 2S1
CANADA

250
ROBERT CHARTRAND
1171 O'GRADY ST
SUDBURY ON P3A 2V7
CANADA

100
C T CHEN
19 WOODCREST AVE
HALIFAX NS B3R 1C3
CANADA

3,000
DENIS CHEVRIER
1 WASHINGTON CRES APT 519
ELLIOT LAKE ON P5A 2W9
CANADA

600
DAVID CHILVERS
426 FAIRLEIGH AVE
OSHAWA ON L1J 2W5
CANADA

1,000
SOO HO WAI CHONG
C/O ORIENTAL FOOD MART 377 ST PAUL STREET
ST CATHARINES ON L2R 3N1
CANADA

800
DANIEL CHARTRAND
420 PHILIPPE ST
ALFRED ON K0B 1A0
CANADA

150
DAVID CHASE
152 ALBERT S W
ALLISTON ON L0M 1A0
CANADA

7,500
ROY CHEN
40 HARVEST MOON DR
MARKHAM ON L3R 3N4
CANADA

3,000
CHARLES CHICK
C/O TAI-PAN MENS WEAR 425 QUEEN ST W MAIN FLOOR
TORONTO ON M5V 2A5
CANADA

1,000
THOMAS Y CHOI
C/O ZEPHYR MINI MART GENERAL DELIVERY
ZEPHYR ON L0E 1T0
CANADA

1,000
MRS MARILYN CHRUS
6 CLARENDON CRES
TORONTO ON M4V 2P4
CANADA

500
GUY J CHARTRAND
C/O NORTHERN CABLE SERVICE 500 BARRY DOWNE ST UNI
SUDBURY ON P3A 3T3
CANADA

250
ALBERT J CHASSE
167-B SPRUCE AVENUE
ELLIOT LAKE ON P5A 2K6
CANADA

1,000
ALLAN CHENG
APT 1005 1360 YORK MILLS RD
DON MILLS ON M3A 2A2
CANADA

1,000
GEORGE CHIK
11 MAKI PLACE
OTTAWA ON K2H 9R5
CANADA

500
SANDY CHONG
C/O HARMIC DESIGN 2460 ANSON RD #3
MISSISSAUGA ON L5S 1G2
CANADA

6,000
GENE CHU
62 GRANDLEA CRES
MARKHAM ON L3S 4A2
CANADA

250
MIKE & GERALDA CHUBAK
C/O MR MIKE CHUBAK KINGSWAY
WELLAND ON L3B 3N5
CANADA

250
SHELLY R CHUBAK
C/O MR MIKE CHUBAK KINGSWAY
WELLAND ON L3B 3N5
CANADA

500
LUIGI CIARDULLO
249 HULLMER DRIVE
DOWNSVIEW ON M3N 2G2
CANADA

250
FRANK CIMPRICH
9 ALDEN CRT
ST CATHARINES ON L2T 3X2
CANADA

1,000
LUCIO CIOFFI
47 ROSKELL CRES
DOWNSVIEW ON M3J 1C9
CANADA

2,000
FRANCIS M CIRTWILL
RR 1
PETERBOROUGH ON K9J 6X2
CANADA

1,000
JAMES CLARK
45 ALBION ST APT 508
BRANTFORD ON N3T 6A2
CANADA

300
MRS MELISA CLARK
C/O PERSONNEL PLUS 294 ALBERT ST STE 510
OTTAWA ON K1P 6E6
CANADA

100
WILLIAM CLARK
GEORGETOWN TRANSMISSIONS 375 GUELPH ST
GEORGETOWN ON L7G 4B6
CANADA

250
CARL CLARKE
33 LAIRD DR
TRENTON ON K8V 1A8
CANADA

500
BARBARA J CLAYTON
C/O JAMES CLAYTON RR 6
AYLMER ON N5H 2R5
CANADA

500
JAMES CLAYTON
RR 6
AYLMER ON N5H 2R5
CANADA

250
DALE A CLEAVELEY
R R 2
WASHAGO ON L0K 2B0
CANADA

300
LEROY CLEMENT
310 CLYDE RD APT #2
GALT ON N1R 1L6
CANADA

600
ROBERT CLEMENT
11 ESTEN DRIVE SOUTH
ELLIOT LAKE ON P5A 3N7
CANADA

100
BARRY CLEMENTS
6 HIPEL AVE
CAMBRIDGE ON N3C 1W9
CANADA

1,000
FRED CLIFFORD
55 LOYALIST DRIVE
WELLAND ON L3C 2X9
CANADA

150
BERNARD COCCHIOLA
27 KENT CRES
SAULT STE MARIE ON P6C 3C4
CANADA

200
JOHN A COGHILL
431 HURON ST
LONDON ON N5Y 4J4
CANADA

100
ALLEN J COLEBY
RR 3
STOUFFVILLE ON L0H 1L0
CANADA

1,000
ALLAN K COLTER
89 UNIVERSITY AVE W
GUELPH ON N1G 1P1
CANADA

750
BENNY CONSTANTINO
424 HOUNLSLOW AVE
WILLOWDALE ON M2R 1H6
CANADA

1,000
DANIEL COOK
R R #1
ORO STATION ON L0L 2E0
CANADA

500
W WAYNE COOPER
NORM BURTON'S INC 1175 HURONTARIO
MISSISSAUGA ON L5G 3H1
CANADA

1,000
ARNOLD COLE
R R #1
CORBYVILLE ON K0K 1V0
CANADA

300
ROGER W COLLINS
116 WESTVALE DR
WATERLOO ON N2J 1J2
CANADA

250
JOHN CONRAD
24 SPRINGDALE DR
KITCHENER ON N2C 1P9
CANADA

1,000
ALAN F COOK
118 WELL ST
STRATFORD ON N5A 4M1
CANADA

100
HUGH BRADFORD COOK
BOX 3710
YARMOUTH NS B5A 4A6
CANADA

1,000
FERN CORBEIL
113 FIRST AVE
SUDBURY ON P3B 3L2
CANADA

100
FRED COLE
PO BOX 667
AMHERST NS B4H 4B8
CANADA

500
RONALD L COLPITTS
16 ANDREA CR
ORILLIA ON L3V 5W5
CANADA

300
THOMAS J CONRAD
C/O CULLIGAN'S 637 VICTORIA ST N
KITCHENER ON N2H 5G4
CANADA

500
BRANT S COOK
STAGEVISION INC 1350 MATHESON BLVD EAST
MISSISSAUGA ON L4W 4M1
CANADA

250
LORNE COOPER
STAN COOPER SALES AGENCY 185 SPADINA AVE STE #101
TORONTO ON M5T 2C6
CANADA

1,500
HUGH CORBETT
516 MELVIN AVE
SUDBURY ON P3C 4X6
CANADA

100
NORMAN CORMIER
244 NELSON ST
STRATFORD ON N5A 2K3
CANADA

250
CLAYTON COULIS
5146 HURON ST
NIAGARA FALLS ON L2E 2J9
CANADA

200
GUY COURTEL
42 TIFFANY CRES
KANATA ON K2K 1W2
CANADA

3,000
GLEN COYNE
83 NELLES AVENUE
TRENTON ON K8V 3A8
CANADA

1,000
SHELDON CRANE
7 EARSWICK DR
SCARBOROUGH ON M1E 1C7
CANADA

100
KENNETH CROSBY
22 ELLEN DR
DARTMOUTH NS B2W 2J9
CANADA

1,500
KEVIN COSBY
8 RIVER RD
WELLAND ON L3B 2R6
CANADA

250
GEORGE W COULL
250 FREDERICK ST APT 1001
KITCHENER ON N2H 2N1
CANADA

1,000
GORDON M COUTTS
837 RIVERSIDE DRIVE
CAMBRIDGE ON N3H 2V1
CANADA

250
ROBERT CRADDOCK
C/O ELI CRADDOCK ASSOCIATION LTD 2061 MCCOWAN RD
SCARBOROUGH ON M1S 3Y6
CANADA

1,000
CECIL S CRANTON
PO BOX 393
THUNDER BAY ON P7C 4V9
CANADA

250
ROBERT CROSLEY
BOX 21
ARMSTRONG ON P0T 1A0
CANADA

200
CECIL COUCH
75 TENNYSON ST
WOODSTOCK ON N4S 8B3
CANADA

100
WILLIAM D COULTER
COULTER ASSOCIATES 3077 NEW ST
BURLINGTON ON L7N 1M6
CANADA

1,000
MISS MARY LOU COYLE
R R #7
TILLSONBURG ON N4G 4H1
CANADA

100
DAVID D CRANDALL
PO BOX 3118
CHARLOTTETOWN PE C1A 7N9
CANADA

200
CHARLES A CRERAR
166 ELGIN CRES
STRATFORD ON N5A 3Z5
CANADA

300
FREDERICK CROWLEY
306 SHERIDAN ST
BRANTFORD ON N3S 4R6
CANADA

100
JAY CROWLEY
81 BARTHOLOMEN ST
BROCKVILLE ON K6V 2R8
CANADA

100
ROBERT J CUMIN
115 MEMORIAL DR
BRANTFORD ON N3R 5S4
CANADA

300
JAMES CUMMINGS
2408 MARINE DR
OAKVILLE ON L6L 1C7
CANADA

100
MARTIN CUMMINGS
16 WINDWARD AVE
DARTMOUTH NS B2W 2H1
CANADA

100
DONALD B CURRIE
94 DALY AVE
STRATFORD ON N5A 1B8
CANADA

250
WILLIAM L CURRIE
C/O BRANT CURLING CLUB P O BOX 1043
BRANTFORD ON N3T 5S7
CANADA

250
JOHN CURTIS
R R #5
TRENTON ON K8V 5P8
CANADA

5,000
WAYNE CUSHING
R R #3
YARMOUTH NS B5A 4A7
CANADA

1,000
CHARLES V CUTTRISS
122 BREADALBANE ST
HAMILTON ON L8R 3G6
CANADA

100
ROBERT S CZARNIK
9 MARIGOLD ST
BRANTFORD ON N3R 5W7
CANADA

350
CANDIDO DA SILVA
C/O FISHERMAN COFFEE SHOP 42 TALBOT STREET EAST
LEAMINGTON ON N8H 1L2
CANADA

1,500
BASIL DAFNAS
40 ALMA ST
KINGSTON ON K7K 1J6
CANADA

300
MRS PAULINE DAGUERRE
202 FIRST AVE E
NORTH BAY ON P1B 1J8
CANADA

1,000
MS SHIRLEY DAKU
8 ARMOUR DR
WELLAND ON L3C 2N8
CANADA

250
GORDON H DALE
C/O DALE ROOFING R R #4
CLINTON ON N0M 1L0
CANADA

300
MARIO DALESSANDRO
96 ASHBURY COURT
LONDON ON N6E 3T5
CANADA

1,500
MS KAREN DALLY
JIM'S PIZZA P O BOX 658
HARRISTON ON N0G 1Z0
CANADA

1,000
PHILLIP DANGELO
119 OAK AVE
THORNHILL ON L4J 1T7
CANADA

100
AL DANGELO & LUCY DANGELO JT TEN
C/O AL DANGELO 54 NORDEN CRES
SAULT STE MARIE ON P6B 1T1
CANADA

600
JACK DASILVA
2210 CASTLEFIELD CRESC
OAKVILLE ON L6H 5B8
CANADA

50
PAUL DAVIS
APT 1 385 11TH ST W
OWEN SOUND ON N4K 3S9
CANADA

250
JAMES DAVY
6 BOWEN AVE
TRENTON ON K8V 2W1
CANADA

1,000
RICHARD ERNEST DAWSON
572 OCONNELL RD
PETERBOROUGH ON K9J 4E3
CANADA

1,000
EDWARD DEAN
R R #3
WOODSTOCK ON N4S 7V7
CANADA

1,000
ROGER DANN & RANDEE L DANN JTWROS
R R #3
CONSECON ON K0K 1T0
CANADA

500
FRANK DAVALL
157 MORENZ CRESCENT
KINGSTON ON K7K 2X4
CANADA

2,500
WALTER W DAVIS
R R #2
SOUTH OHIO NS B0W 3E0
CANADA

500
BRYAN DAWSON
C/O AIRCRAFT APPLIANCE & EQT LTD 150 EAST DR
BRAMPTON ON L6T 1C1
CANADA

300
MS SUZANNE DE CLERCQ
59 CONCORD RES
LONDON On N6G 3H4
CANADA

750
JAMEA A DEAN
31 ADELAIDE ST N
LINDSAY ON K9V 4K8
CANADA

100
DANA DARES
VIDEO FOCUS PO BOX 242
SHELBURNE NS B0T 1W0
CANADA

250
ROY L DAVIDSON
SWAN DUST CONTROL 220 KING ST N
WATERLOO ON N2J 2Y7
CANADA

250
DOUGLAS E DAVISON
85 CHISLETT ST
BROCKVILLE ON K6V 4L2
CANADA

250
DANIEL T DAWSON
56 EDITH AVE
HAMILTON ON L8T 4H2
CANADA

1,000
DONALD DEAN
188 DUNLOP ST
PEMBROKE ON K2A 2P7
CANADA

1,000
JOHN DECICCO
650 GLADFERN ST UNIT 2
OTTAWA ON L1K 1K7
CANADA

450
BEN J DEJONGE
25 BANNER RD BOX 185
THAMESFORD ON N2M 2M0
CANADA

700
JOHN DEKKER
24 HAWTHORNE AVENUE
ST CATHARINES ON L2M 6A9
CANADA

300
MIKE DELEY
VERSA GOOD SERVICE 997 RICHMOND ST R R #5
CHATHAM ON N7M 5J5
CANADA

300
SILVANO DELL'AGNESE
336 AIRDRIE DR
WOODBRIDGE ON L4L 3B9
CANADA

100
THOMAS DELUCO
330 THIRD AVE
SAULT STE MARIE ON P6C 4M4
CANADA

100
EDWARD DELVECCHIO
346 BUSH ST
SAULT STE MARIE ON P6C 3G9
CANADA

500
TERRY DELVECCHIO
236 SHANNON RD
SAULT STE MARIE ON P6A 4K4
CANADA

500
WILLIAM DENNEY
200 GOULDING AVE
WILLOWDALE ON M2R 2P4
CANADA

500
LAMBERTUS DERKS
MAXTOWER CO LTD PO BOX 277
BRANTFORD ON N3T 5M8
CANADA

500
MS MARY DES ROSIER
P O BOX #888
BELLE RIVER ON N0R 1A0
CANADA

1,000
JOHN DESJARDINS
2077 REDAN DR
MISSISSAUGA ON L4Y 1N9
CANADA

500
MARK A DESJARDINS
143 MISSISSAUGA AVE APT 111
ELLIOT LAKE ON P5A 1E2
CANADA

1,000
DR JEAN N DESMARAIS
279 WEMBLEY DR
SUDBURY ON P3E 1N6
CANADA

250
TIMOTHY J DETHERIDGE
1 MYRTLEVILLE DR
BRANTFORD ON N3V 1B7
CANADA

200
VICTOR DEVERSON
4 ALPINE STREET
ST CATHARINES ON L2S 2Y1
CANADA

300
JOHN A DEVRIES
R R #1
TRENTON ON K8V 5P4
CANADA

100
GURPRIT SINGH DHAIT
UNIT 106 2020 JASMINE CRES
GLOUCESTER ON K1J 8K5
CANADA

1,000
GEORGE DI COSMO
APT 410 1217 BAYVIEW AVE
TORONTO ON M4G 2Z8
CANADA

5,000
JOE DI DONATO
EURO-MILAN RESTAURANT FOOD SERVICE EQPT 3434 DUND. ST W
TORONTO ON M6S 2S1
CANADA

675
JOHN DI IORIO
26 HIGHLAND HILL
TORONTO ON M6A 2P9
CANADA

1,000
MORY DIAB
C/O TIM HORTONS 6405 ERIN MILLS PKWY
MISSISSAUGA ON L5N 4H4
CANADA

5,000
JOHN DICK
1 PALACE PIER CRT # 3102
ETOBICOKE ON M8V 3W9
CANADA

5,000
MARION & JOHN W DICK
C/O JOHN DICK 10 SHAMOKIN DR
DON MILLS ON M3A 3H6
CANADA

500
DENVER DICKIE
9 MAPLE AVE R R 2
SUTTON WEST ON L0E 1R0
CANADA

1,000
EDWIN DICKINSON
C/O TED DICKINSON 52 UNSWORTH AVENUE
TORONTO ON M5M 3C5
CANADA

250
BARRY R DICKSON
19 ROSCOE AEV
TRENTON ON K8V 2G4
CANADA

1,000
MURRAY W DICKSON
6976 SUNHAVEN DRIVE
NIAGARA FALLS ON L2G 7E1
CANADA

4,500
TOM D DICKSON
P O BOX 1425
MITCHELL ON N0K 1N0
CANADA

500
NICK DIFRANCESCO
3 HOLLY CRT
GUELPH ON N1E 6J8
CANADA

500
RALPH DIGAETANO
APT #1908 340 MILL ROAD
ETOBICOKE ON M9C 1Y8
CANADA

250
JAMES DILLON
RR 2
TILBURY ON N0P 7L0
CANADA

2,000
PATRICK A DILLON
39 NORTHUMBERLAND BLVD
TRENTON ON K8V 6L7
CANADA

1,000
STEVE DIMAKOS
STEVEN'S BAR-B-Q RESTAURANT 195 TORONTO S
MARKDALE ON N0C 1H0
CANADA

200
WOLFGANG DIRNBERGER
C/O UNESTD MANAGEMENT LTD 2600 INNES RD
OTTAWA ON K1B 4Q6
CANADA

1,000
GORDON C DIXON
SMYTH'S SHOE STORE 491 DUNDAS ST
WOODSTOCK ON N4S 1C3
CANADA

250
JAMES E DIXON
74 FENNELL CR
LONDON ON N6E 2E3
CANADA

250
JEFF DOBBIN
PARASHOOT PRODUCTIONS 1880 O'CONNOR DR STE 504
TORONTO ON M4A 1W9
CANADA

1,000
KEVIN DOBLE
KEVANNA STUDIOS 388 WELLINGTON ST E
SAULT STE MARIE ON P6A 2L9
CANADA

500
HAROLD DODGE
5519 MERKEL PL
HALIFAX NS B3K 2H7
CANADA

100
ROBERT A DOLPHIN
R R 2
WIARTON ON N0H 2T0
CANADA

500
GERRY DONNELLY
65 TROTHEN CIRCLE
MARKHAM ON L3P 4H3
CANADA

750
JOHN DONOFRIO
9 DECKSHILL DR
WESTHILL ON M1E 3R5
CANADA

1,000
TONY DONOFRIO
3590 KANEFF CRES APT 1908
MISSISSAUGA ON L5A 3X3
CANADA

5,000
JAMES P DORAY
511 GAINSBOROUGH RD APT 113
LONDON ON N6G 4Z5
CANADA

200
ROD DORE
107 MANOR DRIVE
KITCHENER ON N2A 2T9
CANADA

5,000
CHRIS DOSCHER
P K DOUGLASS CO LTD 1033 JAYSON COURT
MISSISSAUGA ON L4W 2P4
CANADA

200
GERALD DOUCETTE
20 EISE ST
ST CATHERINES ON L2N 2B8
CANADA

2,000
DONALD W DOWDS
RR 3 ST VINCENT ST
BARRIE ON L4M 4S5
CANADA

1,000
LAVERNE W DOWLING
86 RHONDA RD
GUELPH ON N1H 6H2
CANADA

1,500
STUART M DRAPER
C/O NORWICH INVESTMENTS 88 UNIVERSITY AVE STE 805
TORONTO ON M5J 1T6
CANADA

500
BRIAN DREW
1649 CORKSTONE GLADE
MISSISSAUGA ON L4W 2E9
CANADA

600
BRENT DRUMMOND
117 ELLERSLIE CRESC
DARTMOUTH NS B2W 4P4
CANADA

250
MRS BRENDA L DUCK
DUCKY'S AUTO GENERAL DELIVERY
BELGRAVE ON N0G 1E0
CANADA

250
FRANK DUFF
C/O JOYCE DUFF 5 DUNDAS CRES
ST CATHARINES ON L2T 1T4
CANADA

500
MS PATRICIA DUFFIELD
RR 1
PUSLINCH ON N0B 2J0
CANADA

1,500
BOB DUFFY
MCCLAUGHLINS AUTO WRECKERS RR 2
COLLINGWOOD ON L9Y 3Z1
CANADA

250
ROLAND DUFOUR
35 MALAKOFF ST
ST THOMAS ON N5P 1L8
CANADA

1,000
JOHN J B DUGAL
1609 JWU #31
GREELY ON K0A 1Z0
CANADA

100
J F DUGGAN JR
C/O J & J SERVICES LTD ATTN JOSEPH DUGGAN 7015 BAYEI RD
HALIFAX NS B3L 2B8
CANADA

500
MRS CAROL A DUKE
R R #2
PORT CARLING ON P0B 1J0
CANADA

250
ROSS H DULMAGE
485 DOMEGAL ST
PETERBOROUGH ON K9H 4L9
CANADA

1,500
COLIN J DULSON
4495 BENNETT RD
BURLINGTON ON L7L 1Y5
CANADA

250
LARRY DUMOND
1440 GARTH ST
HAMILTON ON L9B 1R6
CANADA

800
KENNETH DUNCAN
RR #2
OWEN SOUND ON N4K 5N4
CANADA

2,500
RAY DUNN
C/O DOMTAR INC CONSTRUCTION MATERIALS GROUP 3380 AURWAY DR
MISSISSAUGA ON L4V 1N7
CANADA

250
JOSEPH G DUPUIS
23 BRENTON ROAD
SAULT STE MARIE ON P6B 5S9
CANADA

250
VICTOR J DUPUIS
C/O JOE DUPUIS 23 BRETON ST
SAULT STE MARIE ON P6B 5S9
CANADA

500
DELBERT A DUQUETTE
1803 O'BRIEN ST
NORTH BAY ON P1B 5Y6
CANADA

250
ROBERT MARTIN & AUDREY DURNIN JTWROS
78 MONTAGUE PL
LONDON ON N5W 2K6
CANADA

1,500
GLEN DUROCHER
RITEWAY AUTO REPAIR 172 TORYORK DR
WESTON ON M9L 1X8
CANADA

500
WILFRED W DUTOT
49 WARWICK DR
CHATHAM ON N7M 1C3
CANADA

100
ANDREW DYKSTRA
31 PEARCE AVE
ST CATHARINES ON L2M 6N2
CANADA

<u>100</u>
WILLIAM DYKUN
11 LASALLE DR
ST CATHARINES ON L2M 2E3
CANADA

<u>500</u>
ROBERT A EAGLES
R R #7
PETERBOROUGH ON K9J 6X8
CANADA

<u>500</u>
KEITH EDWARDS
ABEX INDUSTRIES LTD 50 COLBORNE ST
LINDSAY ON K9V 1K7
CANADA

<u>500</u>
FRANK J EGAN
532 MAUDE ST P O BOX 5057
PETROLIA ON N0N 1R0
CANADA

<u>100</u>
PHILIP ELLIOTT
GENERAL DELIVERY
WALLACE NS B0K 1Y0
CANADA

<u>3,000</u>
RON ENTWISTLE
43 PENTLAND DR
CAMBRIDGE ON N1P 1B5
CANADA

<u>300</u>
PAUL EADY
APEX CUSTOM SHEET METAL 721 RYE ST UNIT 4
PETERBOROUGH ON K9J 6X1
CANADA

<u>5,000</u>
BRIAN EATON
R R 1
BAYFIELD ON N0M 1G0
CANADA

<u>250</u>
KEITH EDWARDS
JACOBS & THOMPSON INC 89 KENHAR DR
WESTON ON M9L 2R3
CANADA

<u>750</u>
FRANK ELBORN
410 WOODBINE AVE
TORONTO ON M4L 3P6
CANADA

<u>225</u>
MRS ELIZABETH ELLIS
R R #4
EPPFD;RR ON N0T 1V0
CANADA

<u>100</u>
WILFRED ERB
74 HURON RD
KITCHENER ON N2G 3W5
CANADA

<u>100</u>
ROBERT J EADY
49 LYLE ST
THUNDER BAY ON P7A 6H3
CANADA

<u>1,000</u>
JEFF W EDWARDS
168 NAPOLEON ST
CARLTON PLACE ON K7C 2W9
CANADA

<u>2,500</u>
RON J EDWARDS
921 BROADMORE AVE
THUNDER BAY ON P7E 2Y4
CANADA

<u>250</u>
JOSEPH ELLIOTT
257 AMELIA ST WEST
THUNDER BAY ON P7E 4A3
CANADA

<u>100</u>
RICHARD ELSTONE
RR 2
HALIBURTON ON K0M 1S0
CANADA

<u>250</u>
WINSTON ERNST
506 WELLER ST
PETERBOROUGH ON K9H 2N6
CANADA

500
LINDA E EVANS
1461 PADDINGTON CRT
BURLINGTON ON L7M 1W7
CANADA

300
ANTHONY FABIANO
11 CANORA COURT
WELLAND ON L3C 6H7
CANADA

1,000
ENERIO FAION
586 WILLARD AVENUE
TORONTO ON M6S 3S2
CANADA

400
STEVEN FARKAS
78 TAVISTOCK RD
DOWNSVIEW ON M3M 2N9
CANADA

100
BILL FEHR
167 CENTENNIAL AVE
ST THOMAS ON N5R 5B3
CANADA

1,000
RICK FIELDEN
22 YORK AVE
TORONTO ON M6N 2V2
CANADA

2,000
THOMAS GARY EVANS
169 GLEN AVE
SAULT STE MARIE ON P6A 5E3
CANADA

350
LEO DI FABIO
364 GLENRIDGE AVENUE UNIT 4
ST CATHARINES ON L2T 3K7
CANADA

500
CHARLES FAJGENBAUM
10 EDGECLIFFE GOLDWAY
DON MILLS ON M3C 3A3
CANADA

500
JACOB FAST
159 ELGIN CRES
WATERLOO ON N2J 2S7
CANADA

300
RAY FERLAND
66 BEAUJOLAIS STREET
AYLMER ON J9H 3Z5
CANADA

100
MANUEL FIGUEIRA
THE PRINTING STOP 75 BRIDGEPORT RD E
WATERLOO ON N2J 2K1
CANADA

100
LARRY EVERITT
PO BOX 207
HALIBURTON ON K0M 1S0
CANADA

200
SERGIO FACCA
C/O SERMA DIVERSIFIED LTD UNIT 1A 5732 HWY 7
WOODBRIDGE ON L4L 3A2
CANADA

300
STEVEN FALOVITCH
GANHO INKS 112 SNIDERCROT RD UNIT 8
CONCORD ON N4K 2K1
CANADA

500
HABIB A FAZAL
MISTER DONUT 2714 SAINT CLAIR AVE E
TORONTO ON M4B 1M6
CANADA

500
GARY W FETTER
369 WOODWARD AVE
MILTON ON L9T 1V3
CANADA

500
ROBERT FILSINGER
P O BOX 27
NEUSTADT ON N0G 2M0
CANADA

1,500
E WELDON FINDLAY
22 SPRING ST
GUELPH ON N1E 1Z8
CANADA

800
ROBERT W FINK
631 2ND AVE E
NORTH BAY ON P1B 1M3
CANADA

2,000
KEN FINLEY
R R #6 BOX 6 SITE 23
ARMDALE NS B3 4P4
CANADA

1,000
RICHARD D FINNIE
FINNIE SHELL SERVICE 1603 DUNDAS ST E
WHITBY ON L1N 2K9
CANADA

800
PAUL FISHER
3 CEDAR ST
GUELPH ON N1G 1B9
CANADA

350
LEONARD FLETCHER
1290 16TH ST E APT 113
OWEN SOUND ON N4K 1Z3
CANADA

750
ROBERT J FLINT
79 ALICE ST
COLLINGWOOD ON L9Y 3R9
CANADA

2,000
WAYNE FLOOD
668 BELLAIRE ST
PETERBOROUGH ON K9J 3Y6
CANADA

250
WAYNE T FODEN
C/O VALLEY FILMS & VIDEO P O BOX 641
EGANVILLE ON K0J 1T0
CANADA

500
EDWIN FONSECA
48 CORINTH COURT
LONDDON ON N5Y 5A8
CANADA

500
HALINA FONSECA
C/O EDWIN FONSECA 48 CORINTH COURT
LONDDON ON N5Y 5A8
CANADA

1,500
NEAL R FOOT
2152 ARGON COURT
BURLINGTON ON L7R 4E6
CANADA

1,000
JOHN T FORD
270 WOODRIDGE RD
TECUMSEH ON N8N 3A4
CANADA

750
GEORGE ELLIS FORESTER
320 NORTH JAMES ST
THUNDER BAY ON P7C 4S9
CANADA

100
MARK S FORMAN
103 MINTWOOD DR
WOLLOWDALE ON M2M 3A6
CANADA

1,000
IAN D FORRESTER
1825 MARSALLA CRES UNIT 201
NAVAN ON K4A 2G6
CANADA

700
DOUG FORSYTH
170 WEST 26 ST
HAMILTON ON L9C 4Z6
CANADA

1,500
GORDON FORSYTH
29 WOODWARD AVE
WESTON ON M9N 2J3
CANADA

1,000
EDWINA A FORSYTHE
C/O MR ART FORSYTHE 673 LANSDOWN DR
OSHAWA ON L1G 1W5
CANADA

1,000
OLIVER FOULKES
UNIT 9 58 ANTARES DRIVE
OTTAWA ON K2E 7W6
CANADA

10,000
GILBERT A FOURNIER
C/O CALVERT TAXI P O BOX 1164
IROQUOIS FALLS ON P0K 1G0
CANADA

700
ROBERT FOURNIER
R R #3 ARMDALE
HALIFAX NS B3L 4J3
CANADA

300
ROBERT FOURNIER
C/O DALHOUSIE UNIVERSITY ARTS & ADMINISTRATION BLDG
HALIFAX NS B3H 4H6
CANADA

500
ALLEN K FRAPPIER
3138 OLYMPIC WAY
GLOUCESTER ON K1T 1Z1
CANADA

2,000
FRANCIS FRASER
P O BOX 374
HORNPAYNE ON P0M 1Z0
CANADA

100
JOSEPH A FREIBURGER
105 RED OAK PLACE
WATERLOO ON N2V 1V5
CANADA

250
DESMOND F FRENCH
SITE 8 BOX 42
WAVERLY NS B0N 2S0
CANADA

100
ISAAK FRIESEN
777 CABOT TRAIL
MILTON ON L9T 3S1
CANADA

125
ANTONIO FRIGO
17 LARCH ST
OTTAWA ON K1R 6W4
CANADA

125
IRENE FRIGO
C/O ANTONIO FRIGO 17 LARCH ST
OTTAWA ON K1R 6W4
CANADA

5,000
KEN FROST
23 MISSISSAUGA AVE APT 13
ELLIOT LAKE ON P5A 1E1
CANADA

300
JAMES EDWARD FRY
82 SAN ANTONIO DR
HAMILTON ON L9C 5N2
CANADA

500
GERRY FULFORD
9 FAIRWOOD PLACE EAST
BURLINGTON ON L7T 2B7
CANADA

600
SHIRLEY GADD
71 CENTRE ST W
RICHMOND HILL ON L4C 3P6
CANADA

100
FLOYD R GAETZ
C/O FABRIZONE CLEANING SYSTEMS 121 LISLEY AVE
DARTMOUTH NS B3B 1S4
CANADA

2,000
JOHN GAMMAGE
C/O SERVICE RENTALS SALES & SVC PO BOX 544 133 MAIN S
UXBRIDGE ON L0C 1K0
CANADA

2,000
DAVID GARDHOUSE
R R #1
SCHOMBERG ON L0G 1T0
CANADA

1,000
ALEX J GARDINER
100 GAMBLE AVE #904
TORONTO ON M4K 2H2
CANADA

1,500
KIM T GARDNER
BUNS MASTER BAKERY 853 KIPLING AVE
TORONTO ON M8Z 5G9
CANADA

300
CLIFFORD D GAREAU
23 DENISON RD
ELLIOT LAKE ON P5A 1L8
CANADA

1,500
ALAIN GAUDETTE
206 ALPHONSE ST PO BOX 253
AZILDA ON P0M 1B0
CANADA

300
LEO E GAUTHIER
386 CRAIG ST
PEMBROKE ON K8A 3S9
CANADA

1,000
STANLEY R GAUTHIER
1588 WESCOTT ROAD
WINDSOR ON N8Y 4C6
CANADA

2,000
MRAC J GAUVIN
2273 FASSEL AVE
BURLINGTON ON L7R 3P2
CANADA

1,000
BILL GEE
2 ELLIOT ST
LEAMINGTON ON N8H 3M1
CANADA

100
RANDY GEISEL
13-11 GRAND RIVER BLVD
KITCHENER ON N2A 2T2
CANADA

200
ROBERT GERGEN
7 NORTH ST
SUTTON ON L0E 1R0
CANADA

500
MIKE GERROND
APT 309 1827 VICTORIA PARK AVE
SCARBOROUGH ON M1R 1T3
CANADA

2,500
JOHN E GIANETTO
6009 ST ANTHONY CRESCENT
NIAGARA FALLS ON L2J 3X5
CANADA

1,000
JOHN GIBBONS
R R #5
CAMBRIDGE ON N1R 5S2
CANADA

2,000
BRUCE GIBSON
17 SMITH ST
ARKONA ON N0M 1B0
CANADA

200
W J GIBSON
602 MELITA CRES APT 716
TORONTO ON M6G 3Z5
CANADA

250
SHIRAZ M GIGA
C/O MICROPOL 1940 STEELES AVE E BRAMALEA
BRAMPTON ON L6T 1A7
CANADA

250
PHILLIP GILBERT
304 MAIN ST
BEARDMORE ON P0T 1G0
CANADA

1,000
BRIAN E GILKER
C/O ALTONA GRAPHICS 140 FINCHDENE SQ
SCARBOROUGH ON M1K 1B1
CANADA

500
MICHAEL C GILLIS
P O BOX 663
BADDECK NS B0E 1B0
CANADA

200
HARVEY D GINGRICH
RR 4
ELMIRA ON N3B 2Z3
CANADA

250
DAVE GIROUARD
C/O DJS CONVENIENCE STORE 72 1/2 CROFT ST
AMHERST NS B4H 3A2
CANADA

3,000
BASSANT GOBIN
33 SUNFOREST DR
BRAMPTON ON L6Z 2Z3
CANADA

250
ROSS GODSOE
C/O WHITEOAKES REALTY LTD 305 LAKESHORE RD E
MISSISSAUGA ON L5H 1G5
CANADA

100
JOSEPH GILLIS
6033 DUFFUS ST
HALIFAX NS B3K 2M9
CANADA

300
VINCENT GILLIS
80 CARLETON DR
SYDNEY NS B1P 3Z3
CANADA

300
GUIDO GIOIA
GIOIA AUTO COLLISION R R #1
FRANKFORD ON K0K 2C0
CANADA

500
HUGH GIVENS
1500 KILBORN AVE
OTTAWA ON K1H 6M2
CANADA

200
ASHRAF GOBRAN
CAMBRIDGE DRY CLEANERS 6 PRETORIA RD
CAMBRIDGE ON N1R 5C4
CANADA

100
CLAUDE GOHIER
APT 409 600 GREENFIELD AVE
KITCHENER ON N2C 2J9
CANADA

100
JOSEPH A GILLIS
70 KELLY DR
DARTMOUTH NS B2W 1N9
CANADA

1,500
MS SALLY GILMOUR
C/O GILMOUR'S CUSTOM INTERIORS 202 - 950 GLADSTONE A
OTTAWA ON K1Y 3E6
CANADA

1,000
ANTHONY GIORDIMAINA SR
3129 HARTLEY DR
WINDSOR ON N8T 1Z1
CANADA

100
JAMES F GLENCROSS SR
15 BELAYR AVE
DARTMOUTH NS B2W 2C9
CANADA

1,500
MRS CAROL GODFREY
CANADA POST POST OFFICE
KAKABEKA FALLS ON P0T 1W0
CANADA

500
WILLIAM SCOTT GOLDING
P O BOX 29
THAMESFORD ON N0M 2M0
CANADA

1,250
EDWARD D GOODERHAM
330 RIVERVIEW DR
TORONTO ON M4N 3E1
CANADA

250
JOHN E GOODERHAM
330 RIVERVIEW DR
TORONTO ON M4N 3E1
CANADA

250
ROBERT GOODLIFE
ROB'S TOWING 29 WELLS STREET
GUELPH ON N1E 6B7
CANADA

500
MARK H GOODMAN
C/O MR PRODUCE 28 JUTLAND RD
TORONTO ON M8Z 2G9
CANADA

250
ANDREW L B GORDON
4 EVERGREEN CRESCENT
THORNHILL ON L3T 5V2
CANADA

100
RONALD A GORDON
5 LYNWOOD DR
DARTMOUTH NS B2X 2S4
CANADA

500
GORDON DALY GRENADIER
224 RICHMOND ST W
TORONTO ON M5V 1V6
CANADA

15,470
GORDON-DALY GRENADIER SECURITIES
224 RICHMOND ST W
TORONTO ON M5V 1V6
CANADA

100
FREDERICK T GORE
C/O ST JUDES SCHOOL 419 PHILLIP ST
WATERLOO ON N2L 3X2
CANADA

1,500
LES GOTHARD
133 HIGHVIEW AVE
SCARBOROUGH ON M1N 2H9
CANADA

500
MYRON GOUTHRO
CAPE BRETON FIBRE GLASS P O BOX 218
GLACE BAY NS B1A 5V3
CANADA

500
PETER GOUWELEEUW
2 JOSEPH ST
UXBRIDGE ON L9P 1H8
CANADA

100
ROBERT GRADWELL
486 TALBOT ST W
LEAMINGTON ON N8H 4H6
CANADA

1,000
ERIC GRAF
285 PROGRESS AVE UNIT 18
SCARBOROUGH ON M1P 2Z3
CANADA

2,500
EDWARD GRAFF
67 CAROLINE ST S APT 2003
HAMILTON ON L8P 3K6
CANADA

10,000
EDWARD GRAFF
67 CAROLINE ST S APT 2003
HAMILTON ON L8P 3K6
CANADA

1,000
BRUCE W GRAHAM
R R #7
MARKDALE ON N0C 1H0
CANADA

500
DENNIS GRAHAM
P O BOX 272
DURHAM ON N0G 1R0
CANADA

500
DONALD G GRAHAM
142 KINGLYNN DR BOX 237
KING CITY ON L0G 1K0
CANADA

300
GEORGE GRAHAM
496 ROSE AVE
PETERBOROUGH ON K9J 4E4
CANADA

500
IAN W GRAHAM
UNIT 16 1599 BATHURST ST
TORONTO ON M5P 3J1
CANADA

2,000
JOHN FRANCIS GRAHAM
P O BOX 466
BLIND RIVER ON P0R 1B0
CANADA

500
ROBERT BRIAN GRAHAM
720 YOUNG ST
PETERBOROUGH ON K9J 3A4
CANADA

300
MS DIANE GRANKA
2025 UPPER MIDDLE RD
BURLINGTON ON L7P 4K1
CANADA

1,000
GARRY A GRANT
480 SIXTH ST
COLLINGWOOD ON L9Y 1Z9
CANADA

250
RICHARD GRATTON
16 DEMOREST AVE
SUDBURY ON P3C 3J6
CANADA

100
WILLIAM GRAVES
RR 1
KESWICK ON L4P 3C8
CANADA

2,000
CAROL A GRAY
C/O DENNIS L GRAY 1194 BRASS DR
KINGSTON ON K7M 3M3
CANADA

1,000
KEVIN J GREEN
141 DAVISVILLE AVE #2002
TORONTO ON M4S 1G7
CANADA

1,000
SEAN C GREGORIO
1407 8 LISA ST
BRAMALEA ON L6T 4S6
CANADA

300
REID B GREGSON
53 MARY DR
GLOUCESTER ON K1G 3N3
CANADA

1,500
MARLENE ADELE GREIG
R R 5
LUCKNOW ON N0G 2H0
CANADA

5,500
WILLARD GREIN
ARTHUR ST
AYTON ON N0G 1C0
CANADA

100
PIERRE GRIMM
C/O OTTAWA ELECTRIC SHAVER SPEC 236 SLATER ST
OTTAWA ON K1A 5J1
CANADA

100
MR GROCER
C/O STEVEN LOCKETT GENERAL DELIVERY
MAITLAND ON K0E 1P0
CANADA

650
ROB GROVES
RR # 1
FRANKFORD ON K0K 2C0
CANADA

650
ROBIN GROVES & ANGELA GROVES JTWRS
BOX 615
FRANKFORD ON K0K 2C0
CANADA

100
GILLES GUENETTE
182 TIMCOR CRES
TIMMINS ON P4R 1C7
CANADA

1,500
ART C GURNSEY
R R #1
ELGINBURG ON K0H 1M0
CANADA

500
TARIQ HABIB
ANATEUS SPORTSWEAR 380 FINCHDENE SQ UNITS 11 & 12
TORONTO ON M1X 1C9
CANADA

1,350
FUAD HADDAD
APT 312 1600 SANDHURST CIRCLE
SCARBOROUGH ON M1V 2L4
CANADA

250
BYRON HALEY
1691 ATAWANDARON RD
LONDON ON N6G 3M7
CANADA

500
SERGIO GRUBISA
554 HARMONY AVE
BURLINGTON ON L7V 3S9
CANADA

1,500
ERNEST H GULLIVER
P O BOX 7
MANITOUWADGE ON P0T 2C0
CANADA

100
JOSEPH GUTENKUNST
BOX 67
ST CLEMENTS ON N0B 2M0
CANADA

500
MAURIL HACHE
66 NELSON AVE
KITCHENER ON N2K 1E4
CANADA

500
JOHN HAEGEMAN
BOX 253
ESPANOLA ON P0P 1C0
CANADA

100
DOUGLAS E HALL
PO BOX 182
SHEET HARBOUR NS B0J 3B0
CANADA

1,250
CARL A GUALTIERI
T N T TAXI TRUCK GENERAL DELIVERY
OLD CASTLE ON N0R 1L0
CANADA

550
GUNDYCO
BCE PL P O BOX 500
TORONTO ON M5J 2S8
CANADA

500
PETER K HAATS
401 716 THE WEST MALL
ETOBICOKE ON M9C 4X6
CANADA

700
FREDERICK HACKING
R R #1
SEBRIGHT ON L0K 1W0
CANADA

500
STANLEY HAJDUKIEWICZ
37 BENTWORST AVE
NORTH BAY ON M6A 1P1
CANADA

250
MIKE HALLETT
BOX 3080 R R #2
YARMOUTH NS B5A 4A6
CANADA

250
CECIL HAMILTON
R R #3
PUSLINCH ON N0B 2J0
CANADA

200
MS PAMELA HAMILTON
6650 FALCONER DR #35
MISSISSAUGA ON L5N 1B5
CANADA

250
SCOTT HAMILTON
RR 7
BRANTFORD ON N3T 5L9
CANADA

300
EDWARD HANCOCK
R R #6
THUNDER BAY ON P7C 5N5
CANADA

500
BILL HANNAH
BREWERS RETAIL 65 BROCK AVE
TORONTO ON M6K 2L3
CANADA

700
DAVID HARACHKA
176 WATER ST W
NAPANEE ON K7R 1W4
CANADA

300
RANDAL HARDING
87 COUNTRYSIDE CRES
KITCHENER ON N2E 2S8
CANADA

100
RANDALL HARDING
87 COUNTRYSIDE CRES
KITCHENER ON N2E 2S8
CANADA

500
PAN HARITAKIS
190 CHARLES ST
STRATFORD ON N5A 5Y2
CANADA

100
ROBERT J HARPER
76 PEARL ST E
BROCKVILLE ON K6V 1P8
CANADA

2,000
JOHN HARRIS
C/O MARKOW AGGREGATES LTD 99A COMMISSIONERS ST
TORONTO ON M5A 1A6
CANADA

100
GUY HARRISON
134 AUGUSTINE DR
LEAMINGTON ON N9Y 1C5
CANADA

500
KENNETH G HARRISON
R R #1
OMEMEE ON K0L 2W0
CANADA

1,000
ERWIN HARTMANN
66 PRINCE CHARLES R
ST CATHARINES ON L2N 3Z1
CANADA

100
GERALD HARVEY
17 SHAWINIGAN RD
DARTMOUTH NS B2W 3A1
CANADA

750
ROGER A E HARWOOD
12 RAMBLEWOOD DR
WEST HILL ON M1C 3E1
CANADA

500
DONALD HATCHER & MARGARET HATCHER
2 PROVOST ST
DARTMOUTH NS B2W 1B4
CANADA

300
ROY W HAUCK
19 ACACIA ST
KITCHENER ON N2G 3B1
CANADA

100
JOHN HAWKINS
2586 MAYNARD ST
HALIFAX NS B3K 3V5
CANADA

5,000
ALBERT HAYNES
R R #1
ALTON ON L0N 1A0
CANADA

500
BOYNE HEISE
PO BOX 566
LITTLE CURRENT ON P0P 1K0
CANADA

300
BARRY HEPTING
105 ESTEN RD S
ELLIOT LAKE ON P5A 3L9
CANADA

3,300
ROLAND HERRITT
12 NAPPAN DR
LOWER SACKVILLE NS B4C 2E2
CANADA

1,500
LESLIE W E HEWSON
UNIT 60 20 BRIMWOOD BLVD
AGIMCOURT ON M1V 1V7
CANADA

10,000
DONALD HAYCOCK
C/O CONESTOGA ROVERS & ASSOC 651 COLBY DR
WATERLOO ON N2V 1C2
CANADA

1,000
ALON HAYTER
ALON GUY DRIVER SERVICES LTD 6251 ATHERLY CRESC
MISSISSAUGA ON L5N 2J1
CANADA

3,000
KEVIN HENDERSON
R R #1
BELWOOD ON N0B 1J0
CANADA

1,000
IAN HEPWORTH
P O BOX 1116
KING CITY ON L0G 1K0
CANADA

250
GEORGE O HERSEY
P O BOX 11
HEBRON NS B0W 1X0
CANADA

300
JIM M HEYD
38 ELVINF GARDENS
BELLEVILLE ON K8P 2T3
CANADA

500
FRED HAYDEN
BOX 487
BERWICK NS B0P 1E0
CANADA

250
JEAN CLAUDE HEBERT
249 CHERRY HILL RD
OAKVILLE ON L6L 3E3
CANADA

2,500
CASEY HENDRIKS
CENTENNIAL HOME BAKERY 562 OTONABEE DR
PETERBOROUGH ON K9J 7R1
CANADA

100
HELMUT H HERMES
120 QUEENSDALE CRES
GUELPH ON N1H 6W3
CANADA

2,000
HERMAN HESS
FORESITE JEWELLERY MFG 600 BAY ST STE 504
TORONTO ON M5G 1M3
CANADA

300
VICTOR HEYDER
30 WOODELM DR
ST CATHARINES ON L2M 4N3
CANADA

200
WILLIAM M HICKEY
23 LORNE CRES
AMHERST NS B4N 4A1
CANADA

500
RONALD C HICKS
P O BOX 549
RICHMOND ON K0A 2Z0
CANADA

100
JOHN HIGGINS
PO BOX 386
NORTH SYDNEY NS B2A 2W7
CANADA

500
JIM HILBORN
204 COLLEEN CRES
ANCASTER ON L9G 1J4
CANADA

250
MURRAY HILDRETH
R R #3
BEAMSVILLE ON L0R 1B0
CANADA

300
DANIEL HILL
37 SIMCOE BLVD
SIMCOE ON N3Y 3L8
CANADA

1,000
ROBERT C HILLMER
BELL INFORMATION SYSTEMS 393 UNIVERSITY AVE 5TH FLO
TORONTO ON M5G 2W9
CANADA

100
STEWART HILTS
6 FORSTER DRIVE
GUELPH ON N1G 4N2
CANADA

1,000
DOUGLAS HINDLE
6100 LOCH LOMOND RD R R 4
THUNDER BAY On L7C 4Z2
CANADA

300
CECIL HINZE
R R #1
FOXBORO ON K0C 2B0
CANADA

1,100
GEORGE HITZROTH
151 POPLAR RD
WEST HILL ON M1E 1Z8
CANADA

300
KENNETH HOCKEN
121 MCGREGOR AVE
SAULT STE MARIE ON P6A 3W8
CANADA

250
IAN R HOCKRIDGE
C/O LONDON LIFE INSURANCE COMPANY STE 1 801 MOHAWK W
HAMILTON ON L9C 6C2
CANADA

4,300
DONALD HODGINS
1725 SEVERN AVE
CAMBRIDGE ON N3H 2R6
CANADA

300
DAVE HODGSON
203 CASS AVE
SCARBOROUGH ON M1T 2C1
CANADA

500
GERALD HOEG
1836 HAWTHORNE DR
SUDBURY ON P3A 1M6
CANADA

250
MRS JOYCE HOLDER
33 ESMOND CRES
REXDALE ON M9W 3P9
CANADA

100
ALEXANDER HOLLEY
1099 MISSION RD
GOULAIS RIVER ON P0S 1E0
CANADA

300
MS DONNA HOLMES
6 GROVEPARK
RICHMOND HILL ON L4E 1A1
CANADA

1
WAYNE HOLMSTEAD
1074 DILLINGHAM ST
KINGSTON ON K7B 2P4
CANADA

3,000
JOHN HOOPER
603 GIBBONS ST
OSHAWA ON L1J 4Z7
CANADA

100
R H HOOPER
10 GUILDWOOD PKWY STE 128
WEST HILL ON M1E 5B5
CANADA

1,000
DEREK HOPKINS
100 LORNE ST P O BOX 1289
CHAPLEAU ON P0M 1K0
CANADA

100
ROGER F HOPPENRATH
30 WINDING WAY
KITCHENER ON N2N 1M1
CANADA

250
GORDON K HORNBLOWER
R R 1
ARKONA ON N0M 1B0
CANADA

1,500
LARRY G HORNE
GENERAL DELIVERY
HILLSDALE ON L0L 1V0
CANADA

100
CLARENCE HORST
RR 2
WIARTON ON N0H 2T0
CANADA

500
MARTIN HOWELLS
C/O MICROVIEW CANADA UNIT 9B 2 ESSEX AVENUE
THORNHILL ON L3T 3Y8
CANADA

3,000
RAYMOND HUBBARD
INTELLECTUAL SILK SCREENING 388 CARLAW AVE STE 101
TORONTO ON M4M 2T4
CANADA

100
JOHN HUBER
23 BLUERIDGE COURT
GUELPH ON N1H 6S7
CANADA

700
JOHN HUENIKEN
22 JUNE AVENUE
GUELPH ON N1H 1H6
CANADA

2,500
JEFFREY HUGHES
CUMMING COCKBURN ASSOC 145 SPARKS AVE
WILLODALE ON M2H 2S5
CANADA

300
MRS BARBARA C HUGHES
BARBARA C HUGHES APPRAISAL SERVICES P O BOX 29
STROUD ON L0L 2M0
CANADA

500
ROBERT HUITIKKA
P.O BOX 249
NESTER FALLS ON P0X 1K0
CANADA

100
DAVID A HUNTER
11 CHURCH STREET WEST APT 802
BRAMPTON ON L6X 4J6
CANADA

200
MICHEL HUNTER
46 KATHLEEN ST
GUELPH ON N1H 4Y2
CANADA

500
WILLIAM HUNTER
C/O VICE & HUNTER 344 FRANK ST
OTTAWA ON K2P 0Y1
CANADA

100
WILLIAM S HUNTER
2311 CRANE ST
OTTAWA ON K1G 3C6
CANADA

1,000
DAVID HUNTLEY
DAVID HUNTLEY REAL ESTATE STE 1046
SCARBOROUGH ON
CANADA

1,000
JOHN R HUTCHINS
44 QUEEN MARY RD
KINGSTON ON K7M 2A4
CANADA

500
BRADLEY JAMES HUTCHINSON
APT 2 196 ONTARIO ST UPPER
STRATFORD ON N5A 3H4
CANADA

2,000
DOUG HUTCHINSON
RR 3
TEHKUMMAH ON P0P 2C0
CANADA

400
EDWARD C HUTCHINSON
23 REDFORD CRES
STRATFORD ON N5A 1N7
CANADA

100
HARRY JAMES HUTCHINSON
850 KIPPS LANE
LONDON ON N5Y 4S2
CANADA

300
MARK HUTCHINSON
RR 2
WARKWORTH ON K0K 3K0
CANADA

250
STEVEN HUTTON
56 MURRAY ST
BROCKVILLE ON K6V 2W7
CANADA

1,000
FREDERICK DANIEL HYSERT
262 MISSISSAUGA AVE
ELLIOT LAKE ON P5A 1E7
CANADA

500
MICHAEL IACOBUCCI
98 GLENLONG AVE
TORONTO ON M6B 2M5
CANADA

250
AZAM IBRAHIM
488 THORNDALE DR
WATERLOO ON N2T 1J3
CANADA

1,000
RAY IMRIE
RR 4
WINCHESTER ON K0C 2K0
CANADA

300
ADI IRANI
2382 SINCLAIR CIRCLE
BURLINGTON ON L7P 3C3
CANADA

300
DAVID IRWIN
8 ROSE ST
KITCHENER ON N2H 1L6
CANADA

250
DENNIS G IRWIN
1570 ADELAIDE ST NORTH APT # 2109
LONDON ON N5X 2L7
CANADA

250
G DENNIS IRWIN
1570 ADELAIDE ST NORTH APT # 2109
LONDON ON N5X 2L7
CANADA

500
NORMAN IRWIN
49 WEST GORE ST
STRATFORD ON N5A 1J9
CANADA

100
ANDREW W JACKSON
APT 409 1233 HURON ST
LONDON ON N5Y 4L4
CANADA

500
RON JACKSON
UNIT 7 70 EXETER RD
LONDON ON N6E 1L2
CANADA

500
CHARLES A D JAMIESON
716 CLEMENTS DR
MILTON ON L9T 4W5
CANADA

100
BEATRICE D & GREG E JAQUES
C/O GREG E JAQUES GUDD TURN BRAKE & ALIGNMENT 1245
UPPER JAMES ST
HAMILTON ON L9Z 3B2
CANADA

2,750
NIGEL JENKINS
R R 2
UXBRIDGE ON L9P 1R2
CANADA

1
GERALD ISCOVE
717 - 605 FINCH AVE W
TORONTO ON M2R 1P1
CANADA

100
KEITH L JACKSON
6543 CORK ST
HALIFAX NS B3L 1Z6
CANADA

2,000
MEL JACOBS
1333 BALSAM AVE
PETERBOROUGH ON K9J 7E4
CANADA

100
JAN REGENT SERVICE STATION
C/O JACK CHAN 1071 DANFORTH RD
SCARBOROUGH ON M1V 1E4
CANADA

250
TERRY N JARMOVITCH
36 CAPILLO ROAD
ELLIOT LAKE ON P5A 2Z4
CANADA

200
CHRIS JENSEN
BOX 96
GREAT VILLAGE NS B0M 1L0
CANADA

200
DEREK T J IVIMEY
GENERAL DELIVERY
ROUND LAKE CENTRE ON K0J 2J0
CANADA

250
PETER JACKSON
36 MCCREADY ST
BROCKVILLE ON K6V 5N3
CANADA

400
JAKE JACUS
274 OSHAWA BOULEVARD NORTH
OSHAWA ON L1G 5T1
CANADA

100
PETER H JANZEN
107 LOWER CANADA
KITCHENER ON N2P 1E9
CANADA

1,000
BARRY JENKINS
61 CANBORO ROAD BOX 1458
FONTHILL ON L0S 1E0
CANADA

1,000
CANDACE JERMYN
P O BOX 164 49 NORTH ST
BOBCAYGEON ON K0M 1A0
CANADA

2,000
STEVE JETHMALANI
1606-20 MISSISSAUGA VALLEY BLVD
MISSISSAUGA ON L5A 3S1
CANADA

500
PETER JOHANNES
103 BARRIE ST
CAMBRIDGE ON N1S 3B1
CANADA

750
JOHN JOHNSON
1340 MARYBROOK LANE
OAKVILLE ON L6M 1T7
CANADA

3,000
GERALD H JOHNSTON
NURSE CHEV-OLDS LTD 1530 DUNDAS ST E
WHITBY ON L1N 2K7
CANADA

2,000
MISS MADELINE R M JOLICOEUR
YORK STEAKHOUSE & TAVERN 2611 EGLINTON AVE WEST
TORONTO ON M6M 1T3
CANADA

500
GEORGE M JONES
223 HORSHAM AVENUE
WILLOWDALE ON M2N 2A7
CANADA

500
BRIAN JIMMO
83 CALAIS ST
WHITBY ON L1M 5M2
CANADA

500
LALJI JOHN
C/O ALPHA ONE PRINTING STE 11 411 RICHMOND ST E
TORONTO ON M5A 3S5
CANADA

1,000
JOHN B JOHNSON
241 ST PAUL ST W
ST CATHERINES ON L2S 2E4
CANADA

2,000
LES J H JOHNSTON
P O BOX 1257
SIOUX LOOKOUT ON P0V 2T0
CANADA

300
ALFRED JONES
PO BOX 696
WATERLOO ON N2J 2X0
CANADA

250
H LYNN JONES
C/O HARRY I JONES R R #2
CASTLETON ON K0K 1M0
CANADA

1,000
FRANCIS A JOBE
94 DOUGLAS AVE
GLACE BAY NS B1A 1C2
CANADA

500
FRED W JOHNSON
512 ROBERT RD
PETERBOROUGH ON K9J 5T1
CANADA

500
BARBARA RUTH JOHNSTON
78 MONTGOMERY ST
PETERBOROUGH On K9J 1W8
CANADA

1,000
LEO JOKI
P O BOX 950
ESPANOLA ON P0P 1C0
CANADA

100
DAVID B JONES
COMP 50 RR 2 FENERTY RD
LOWER SACKVILLE NS B4C 2S7
CANADA

250
HARRY I JONES
R R #2
CASTLETON ON K0K 1M0
CANADA

100
JAMES JONES
10 STANWOOD DR
NEPEAN ON K2G 2Z2
CANADA

2,000
HEINZ W JUERGENS
20 CORTINA CRES
HAMILTON ON L8K 4K4
CANADA

250
ABE KAKEPETUM
BOX 943
RED LAKE ON P0V 2M0
CANADA

200
JOHN KARASIUK
1497 NORTH AUGUSTA RD
BROCKVILLE ON K6V 5T2
CANADA

300
JOEL KAUFMAN
5 RADCLIFFE PLACE
KITCHENER ON N2E 2C8
CANADA

300
HOWARD KEEPING
378 WINDMILL RD
DARTMOUTH NS B3A 1J5
CANADA

1,200
MEL JONES
C/O TURBO GAS BAR 1550 BARTON ST E
HAMILTON ON L8H 2X6
CANADA

2,000
ROBERT JULIAN
30 FIFEWOOD CRES
WHITBY ON L1R 1M8
CANADA

500
PETER KALBAKIS
13 GLEBEHOLME BLVD
TORONTO ON M4J 1S3
CANADA

500
AKBER KASSIM-LAKHA
215 BISHOP DR
BARRIE ON L4N 6X5
CANADA

1,000
MICHAEL T KAVANAUGH
130 FOXRIDGE DR APT 208
SCARBOROUGH ON M1K 2G7
CANADA

500
R F KELLAND
120 WHITE OAK DR W
SAULT STE MARIE ON P6C 2H8
CANADA

100
STEPHAN JORDANOFF
DAROME CANADA INC 90 GERRARD ST W
TORONTO ON M5G 1J6
CANADA

1,000
RAY KAATTARI
834 GRANDVIEW BLVD
SUDBURY ON P3A 4Z9
CANADA

500
PETER KALBAKIS & MAGDA KALBAKIS JTWRS
C/O PETER KALBAKIS 13 GLEBEHOLME BLVD
TORONTO ON M4J 1S3
CANADA

100
RICHARD KASTER
107 CALMCREST DR
KITCHENER ON N2E 1V2
CANADA

200
BRUCE KEELER SR
38 GRANT ST
DARTMOUTH NS B2W 1C3
CANADA

800
GORDON KELLY
485 MAIN STREET
MULGRAVE NS B0E 2G0
CANADA

750
RONALD KELLY
16 KING'S MEAD CRES
HAMILTON ON L9C 4J5
CANADA

750
RONALD KELLY & SUZANNE KELLY JTWRS
C/O RONALD KELLY 16 KING'S MEAD CRES
HAMILTON ON L9C 4J5
CANADA

500
LEONARD KEMBLE
THE TRILLIUM MOTEL P O BOX 327 40 HWY 105 N
EAR FALLS ON P0V 1T0
CANADA

150
GRANT KEMP
1310 RITA LANE
LOWER SACKVILLE NS B4R 1N9
CANADA

350
RANDY E KEMP
RR 3 1796 WESTVIEW PT
LAKEFIELD ON K0L 2H0
CANADA

300
DEAN M KENLEY
C/O DEAN M KENLEY PAINTING & CDNT PO BOX 1465
DIGBY NS B0V 1A0
CANADA

200
CLIFFORD J KENNEDY
51 FAIRGLEN AVE
BRAMPTON ON L6X 1K5
CANADA

500
JOHN A KENNEDY
C/O HOWARTHS (OTTAWA LTD) 89 O'CONNOR ST
OTTAWA ON K1P 5M6
CANADA

500
PAUL KENNEDY
19 TWYFORD RD
TORONTO ON M9A 1W2
CANADA

500
SEAN B KENNEDY
15 ARBORDALE CRES
NEPEAN ON K2G 5C7
CANADA

100
VINCENT KENNEDY
APT 402 56 FINCH DR
SARNIA ON N7S 4T6
CANADA

500
DONALD KERNS
PO BOX 338
GODERHAM ON K0M 1R0
CANADA

300
BRUCE KERR
11 LEWIS STREET
GEORGETOWN ON L7G 1E3
CANADA

1,300
DAN H KERR
387 DELCROMBIE DR
NEW GLASGOW NS B2H 1S5
CANADA

6,000
ROBERT KERR
69 TUXEDO AVE S
HAMILTON ON L8K 2R9
CANADA

1,000
ZOLTAN KESZLI
KESCO TOOL AND MOULD 120 FALCON ST UNIT 4
LONDON ON N5W 4Z1
CANADA

4,000
FIZRODEEN KHAN
67 NORN CRES
MARKHAM ON L3S 2A2
CANADA

3,000
MOHAMMED NAZIR HASEN KHAN
627 THE WEST MALL APT 1001
ETOBICOKE ON M9C 4X5
CANADA

250
WILLIAM R KIEFFER
181 SOUTHMILLS ST
RIDGEWAY ON L0S 1N0
CANADA

800
MIKE KIMBALL
C/O KIMBALL'S SERVICE STN P O BOX 430
TWEED ON K0C 3J0
CANADA

100
M DENNIS KIMBERLEY
68 HIGHLAND DR
ST JONES NF A1A 3C5
CANADA

1,000
GERALD W KING
35 BRIDGEWOOD LANE
TRENTON ON K8V 6N4
CANADA

300
RONALD KING
309 COTTONWOOD DR
PETERBOROUGH ON K9J 6N5
CANADA

250
DOUG KINGSBURY
501 GILL ST
ORILLIA ON L3V 4K9
CANADA

500
RICHARD A KIPIN
1462 MILLBROOK AVE
OAKVILLE ON L6H 4J7
CANADA

500
BOHDAN KISZCZUK
1604 3665 ARISTA WAY
MISSISSAUGA ON L5A 4A3
CANADA

1,000
MICHAEL J KIT
11 WEST AVE
KITCHENER ON N2M 1X4
CANADA

2,000
LEO KLEIN
H & H MARINA & RESORT P O BOX 179
MACTIER ON P0C 1H0
CANADA

500
HANS J KLIMM
2305 RICHARDSON ST
INNISFIL ON L9S 1G4
CANADA

1
NILTON KLYMAN
APT 1011 2121 BATHURST ST
TORONTO ON M5N 2P3
CANADA

250
JAMES KNOLL
405 EAST 27TH ST
HAMILTON ON L8V 3H1
CANADA

2,000
ANNE KOLEJKA
45 ALEXANDER AVE
PETERBOROUGH ON K9J 6B3
CANADA

500
TIM KOPOCSI
78 WOODLAWN AVE
BRANTFORD ON N3V 1B3
CANADA

1,000
WALTER KOPTIE
81 JAMES AVE
BRANTFORD ON N3S 6Y6
CANADA

1,000
REX KOZAR
380 MCIRVINE AVE
FORT FRANCIS ON P0A 3S3
CANADA

500
SYD KRAMS
C/O ALGO INDUSTRES LTD 720 KING ST WEST 9TH FL
TORONTO ON M5V 2T3
CANADA

1,000
MRS SIEGLINDE KRAUSE
R R #1
PORT SEVERN ON L0K 1S0
CANADA

500
FRANK KUBENA
3751 HIGHLAND DR
RIDGEWAY ON L0S 1N0
CANADA

250
ROBERT KUHN
11 OAKWOOD COURT
DARTMOUTH NS B2W 5P8
CANADA

750
MRS JULIET KUZMICH
147 CHURCH ST W
WELLAND ON L3C 4P1
CANADA

200
NEIL K LAING
460 BELVEDERE AVE
LONDON ON N6K 2P9
CANADA

1,000
KIT Y LAM
295 BLOXAM AVE
LONDON ON N6J 3K5
CANADA

2,000
JOHN KREBSZ
RR 3
CAMBRIDGE ON N1R 5S4
CANADA

200
ALFRED KUBIK
27 ROCKDALE AVE
GLACE BAY NS B1A 4C1
CANADA

450
DEAN KULLA
1679 PINEHILL DR
PETERBOROUGH ON K9J 7G3
CANADA

500
HENRY J LADOUCEUR
R R #1
VICTORIA HARBOUR ON L0K 2A0
CANADA

250
ART LAIR
C/O CANADA DRY 699 GARDINERS RD
KINGSTON ON K7M 3Y4
CANADA

100
JOHN LAMON
DRIVE-IN APPRAISAL CENTRE LTD 25 BRUCE ST
KITCHENER ON N2B 3J8
CANADA

600
MRS EDITH KRUPSKI
179 HONITON ST
DOWNSVIEW ON M3H 5N3
CANADA

250
TED KUEHL
PRIDE AUTOMOTIVE LTD 54 BRIDGEPORT ROAD E
WATERLOO ON N2J 2V6
CANADA

1,000
KRISHEN KUMAR
TOWER REALTY LTD 1212 BLOOR ST W
TORONTO ON M6H 1N3
CANADA

1,000
ELIZABETH M LAING
C/O NEIL K LAING 460 BELVEDERE AVE
LONDON ON N6K 2P9
CANADA

250
AKBAR KASSIM LAKHA
4 ELMARTIN DR
SCARBOROUGH ON M1W 3C5
CANADA

100
DERWIN G LAMONT
APT 2 919 5TH AVE E
OWEN SOUND ON N4K 2S1
CANADA

500
ANDY W LANG
GENERAL DELIVERY
THESSALON ON P0R 1L0
CANADA

300
MRS LONNIE B LANG
KINDY'S FUR LTD 4707 QUEEN ST
NIAGARA FALLS ON L2E 2L9
CANADA

200
DAVID LANNING
272 ALBERT ST
BELLEVILLE ON K8N 3P2
CANADA

250
CLAUDE M LAPOINTE
18 KINGSTON CRESCENT
KITCHENER ON N2B 2T7
CANADA

7,000
JACQUES LAROCHELLE
C/O ECOLE ST JOSEPH SCHOOL PO BOX 610
BLIND RIVER ON P0R 1B0
CANADA

500
RAY LAROCQUE
46 BECKETT BLVD
ELLIOT LAKE ON P5A 3P7
CANADA

10,000
DR CHOSEN LAU
STE 310 700 TECUMSEH RD
WINDSOR ON N8X 4T2
CANADA

500
V J LAUESEN
V J LAUESEN REAL ESTATE LTD R R #1
ROSENEATH ON K0K 2X0
CANADA

1,500
MS CASEY G LAURIN
9 ADANAC VILLAGE
SUDBURY ON P3A 4Z7
CANADA

15,000
LAURENT LAVOIE
184 MACRAE AVE
SYDNEY NS B1S 1M2
CANADA

1,100
GARY M LAWRENCE
180 DAVIS DR
NEWMARKET ON L3Y 2N4
CANADA

1,250
ROBERT LAWRIE
852 KINGSTON RD
SOUTH PICKERING ON L1V 1A8
CANADA

250
DANNY C LAWSON
16 KRISTEN HGTS
PARRY SOUND ON P2A 2Z6
CANADA

500
CARY DONALD LAYZELL
C/O DREAM WORLD 278 BUNTING RD
ST CATHARINES ON L2M 7M2
CANADA

1,200
HAROLD R LEACH
14 MCCALLUM ST
HAMPTON ON L0B 1J0
CANADA

1,500
ARMAND P LECLAIR
91 LAURA ST
SAULT STE MARIE ON P6B 2G5
CANADA

100
KOY-HONG LEE
APT 2316 360 RIDELLE AVE
TORONTO ON M6B 1K1
CANADA

100
L H LEE
PO BOX 928 625 RYE STREET
NIAGARA ON THE LAKE ON L0S 1J0
CANADA

600
PETER LEE
7181 BURBANK CRES
NIAGARA FALLS ON L2J 4E7
CANADA

500
KEITH LEGGE
C/O AJ WALKER & SON LTD PO BOX 455
TRURO NS B2N 5C7
CANADA

250
DARYL LEMCKE
P O BOX 2
LION'S HEAD ON N0H 1W0
CANADA

500
GLEN LETENDRE
146 SOUTH PARK AVE
HAMILTON ON L8W 2Y7
CANADA

2,000
GREG D LIDDLE
P O BOX 104
RIPLEY ON N0G 2R0
CANADA

1,500
HOWARD LINDEMAN
1265 ONTARIO ST APT 603
BURLINGTON ON L7S 1X8
CANADA

500
WILLIAM LEE
5 GARY BROOK DR
SCARBOROUGH ON M1W 1Y6
CANADA

500
JAMES D LEISHMAN
R R #2
LUCKNOW ON N0G 2H0
CANADA

4,000
MICHEL LEROUX
C/O KEYSTONE VALVE CANADA LTD 1001 CENTURY DRIVE
BURLINGTON ON L7L 5J8
CANADA

300
HAROLD LEVINE
120 PROMENADE CR APT 1608
THORNHILL ON L4J 7W9
CANADA

500
STEVE LIEBERMAN
1 BROOKSHIRE CIRCLE
THORNHILL ON L3T 7B1
CANADA

1,000
TERRY LINDEY
635 WRIGHT ST
WELLAND ON L3B 3K8
CANADA

5,000
BARRY J LEFROY
57 MCDONALD AVE
SCARBOROUGH ON M1L 3Y7
CANADA

100
REG LELAND
9 BINGEMAN ST
KITCHENER ON N2H 2R7
CANADA

200
KELLY LESPERANCE
100 WINDMILL RD
DARTMOUTH NS B3A 1E1
CANADA

250
WILLIAM LEWIS & KAREN E LEWIS JTWROS
195 KENNEDY RD S #817
BRAMPTON ON L6W 3H2
CANADA

3,000
HO LIEN
275 BROADVIEW AVE UNIT 210
TORONTO ON M4M 3H5
CANADA

100
JOSEPH D LINDSAY
CANADIAN STANDARDS 178 REXDALE BLVD
REXDALE ON M9W 1R3
CANADA

925
ENRICO LISI
ELITE CONSTRUCTION 90 WINGS RD UNIT 7
WOODBRIGE ON L4L 6R6
CANADA

1,500
RONALD LONDON
STEEL CITY SPRING SERVICE P O BOX 3888 STATION C
HAMILTON ON L8H 7R6
CANADA

100
RALPH LORD
237 PHIPPS ST
FORT ERIE ON L2A 2V6
CANADA

2,000
DON LOVACHIS
18 COXWELL BLVD
TORONTO ON M4C 3G7
CANADA

100
NOEL LUCAS
RR 5
LINDSAY ON K9V 4R5
CANADA

1,000
TONY LUKEZIC
R R #3
BEAMSVILLE ON L0R 1B0
CANADA

650
STEVEN LOCKETT
R R #1
PRESCOTT ON L0E 1T0
CANADA

1
JOHN E LONDRY
77 HOWARD STREET PH #3
TORONTO ON M4X 1J9
CANADA

2,250
JOHN N LOSHAK
R R #6 LINE #7
NIAGARA FALLS ON L0S 1J0
CANADA

1,000
DANIEL LOW
167 MAIN ST S
NEWMARKET ON L3Y 3Y9
CANADA

200
PHILIP J LUDWIG
518 STRASBURG RD
KITCHENER ON N2E 1T8
CANADA

200
JOHN A LUPTON
PO BOX 4067 STN E
OTTAWA ON K1S 5B1
CANADA

1,500
KEVIN J LOISELLE
C/O SCHWAB'S MEATS & MARKET 3690 SANDWICH STREET
WINDSOR ON N9C 1B7
CANADA

1,000
GLEN LONG
56 LANDSDOWNE ST APT 10
KINGSTON ON K7K 4E3
CANADA

4,000
JOSEPH LOSONSKY
12 FRIZZELL AVE
TORONTO ON M4K 1H9
CANADA

500
DONALD S LOWE
11 RATTING AVE
DARTMOUTH NS B2W 3P8
CANADA

1,000
FRANK LUET
2671 BLOOR ST W APT 5
TORONTO ON M8X 1A4
CANADA

700
ALLAN MACDONALD
36 KEARNEY LAKE RD
HALIFAX NS B3M 2E4
CANADA

1,000
BOB MACDONALD
1027 MASTERS GREEN FAIRWAY HILLS
OAKVILLE ON L6M 2N7
CANADA

250
BRUCE MACDONALD
POGGENPOHL STUDIO 5200 DIXIE RD
MISSISSAUGA ON L4W 1E4
CANADA

200
DONALD F MACDONALD
103 SUMMIT AVE
NEW GLASGOW NS B2H 3L4
CANADA

200
DONALD WILLIAM MACDONALD
372 LITTLE HARBOUR RD
NEW GLASGOW NS B2H 3T2
CANADA

250
EARL MACDONALD
32 MARY STREET
PETAWAWA ON K8H 1R9
CANADA

300
MALCOLM MACDONALD
C/O MACDONALD POOL CO LTD 1239 ELLESMERE RD
SCARBOROUGH ON M1P 2X8
CANADA

250
RALPH M MACDONALD
RR 1
WINDSOR NS B0N 2T0
CANADA

100
ROBERT W MACDONALD
279 BEACHWOOD AVE
LONDON ON N6J 3J6
CANADA

500
WILLIAM MACDONALD
REALTY ONE 224 EUSTON ST
CHARLOTTETOWN PE C1A 1X2
CANADA

4,000
GREG MACEDO
14 CHARLES ST
ELMIRA ON N3B 3B2
CANADA

2,000
GREG MACEDO
65 BOSWORTH CRES
KITCHENER ON N2E 1Y9
CANADA

250
JIM MACFARLANE
1141 ST MORITZ COURT
GLOUCESTER ON L1C 2B2
CANADA

2,500
RAY V MACGREGOR
12 STAVE CRES
RICHMOND HILL ON L4C 9K4
CANADA

200
RUTH ELINOR MACGREGOR
176 DEVON ST
STRATFORD ON N5A 2Z3
CANADA

500
DANIEL MACINTYRE
990 REEDMERE RD
WINDSOR ON N8S 2L8
CANADA

100
LAUCHIE A MACISAAC
DR J H GILLIS REGIONAL SCHOOLS 105 BRAEMORE AVE
ANTIGONISH NS B2G 1L3
CANADA

100
JOE MACIVOR
PO BOX 5
MERIGOMISH NS B0K 1G0
CANADA

600
BRUCE MACKAY
1827 DEER'S WOLD
MISSISSAUGA ON L5K 2G9
CANADA

3,000
DAVE MACKAY
346 DUNBAR AVE
NEW GLASGOW NS B2H 1V9
CANADA

200
B GRAHAM MACKENZIE
5252 TOBIN ST APT 701
HALIFAX NS B3H 4K2
CANADA

100
DAVID MACKENZIE
RR 1
PICTOU NS B0K 1H0
CANADA

500
JOHN MACKENZIE
111 APPLEFIELD DR
SCARBOROUGH ON M1P 3Y5
CANADA

100
WALLACE B MACKENZIE
WALLACE B MACKENZIE AVE
CHARLOTTETOWN PE C1A 2Z4
CANADA

1,650
ARNOLD M MACLEAN
51 CEMETERY RD
PORT HASTINGS NS B9A 1K5
CANADA

300
DONALD MACLEAN
140 ELMRIDGE DR #1412
TORONTO ON M6B 1B1
CANADA

500
FLOYD DONALD (DONNIE) MACLEAN
C/O STEWART MCKELVEY STIRLING SCALES-ATTN: COLLETT VESSEY-65 GRAFTON ST P O BOX 2140
CHARLOTTETOWN PE C1A 8B9
CANADA

600
STEWART MACLEAN
598 NORTHCLIFFE BLVD
TORONTO ON M6E 3L7
CANADA

500
BRIAN C MACLEOD
2210 THORN LODGE DR
MISSISSAUGA ON L5K 1K2
CANADA

500
DANIEL C MACMULLIN
190 CONNAUGHT AVE
GLACE BAY NS B1A 5T1
CANADA

200
BURTON J MACPHEE
RR 1
SHUBENCADIE NS B0N 2H0
CANADA

800
E HERB MACPHERSON
SIZZLER B B Q CATERING 94 OAK DR
SHERWOOD PE C1A 7Z1
CANADA

100
J O GRANT MACWILLIAMS
C/O MACWILLIAMS IRVING 161 WATER ST
SUMMERSIDE PE C1N 1B2
CANADA

600
DOMENIC MAGGIO
485 PLAINS RD
TORONTO ON M4C 2Y7
CANADA

1
GORDON MAGRILL
804 15 CANYON AVE
DOWNSVIEW ON M3H 4X9
CANADA

1,500
HARVEY H MAH
RICKSHAW CAFE 350 MUSKOKA ST S PO #2338
GRAVENHURST ON P0C 1G0
CANADA

250
REINHOLD MAIER
BALMORAL DENTAL CERAMIC LAB 1081 BARTON ST
THUNDER BAY ON P7B 5N3
CANADA

1,000
JOHN MAILLARD
10 GRENOBLE DR APT 1114
DON MILLS ON M3C 1C6
CANADA

100
BRIAN MALONEY
144 BAYWOOD COURT
THORNHILL ON L3T 5W3
CANADA

2,000
RODNEY MANNING
32 PITTMAN CRESCENT
AJAX ON L1S 3G3
CANADA

500
DAVID MARANDA
18 BROWNLOW AVE APT 604
TORONTO ON L1S 3G3
CANADA

1,000
JAMES MARCHESE
59 DUNBURN ST N
HAMILTON ON L8R 3E2
CANADA

200
JOHN R MARSHALL
289 BROADWAY AVENUE
ORANGEVILLE ON L9W 1L2
CANADA

1,000
RANDY MAISONVILLE
RORISON INDUSTRIAL ELECTRICAL 825 FOSTER AVE
WINDSOR ON N8X 4W3
CANADA

1
KAREN MANN
B0X 909, STN A 757 WEST HASTINGS ST
VANCOUVER BC V6C 2N7
CANADA

250
MARIO J MANSERRA
SELWYN SCHOOL 1 SELWYN AVE
TORONTO ON M4B 3T9
CANADA

250
WILLIAM MARCH
R R #11
PETERBOROUGH ON K9J 6Y3
CANADA

100
MARITIME BUILDERS LTD
C/O SANDY A REEVES PO BOX 280
SYDNEY NS B1P 6H1
CANADA

200
LYLE MARSHALL
16 NEWTON AVE
HAMILTON ON L8S 1V7
CANADA

1,000
AMI MALKA
C/O GAIN JEWELLERS 1101 FINCH AVE W
DOWNSVIEW ON M3J 2C9
CANADA

200
KENNETH MANNEN
320 WELLINGTON ST
BRANTFORD ON N3S 4A5
CANADA

4,000
R G MANSFIELD
RR 8
WATFORD ON N0M 2S0
CANADA

100
VINCENT MARCHESANO
232 COLLEEN AVE
ANCASTER ON L9G 1J4
CANADA

5,000
DAVE MARSHALL
R R #1
EGBERT ON L0L 1N0
CANADA

300
CLAUDE MARTIN
BOX 577
SCHRIEBER ON P0T 2S0
CANADA

250
CRAIG S MARTIN
1803 SHADY BROOK DR
PICKERING ON L1V 3A6
CANADA

8,000
EDWARD MARTIN
10 STANLEY PARK DR
BELLEVILLE ON K8P 4N2
CANADA

100
EDWARD W MARTIN
128 DOUGLAS ST
STRATFORD ON N5A 5P6
CANADA

1,500
J WAYNE MARTIN
196 PERRY ST
PETERBOROUGH ON K9J 2J2
CANADA

1,000
RONALD K MARTIN
C/O DOUBLE R AUTOMOTIVE R R #2
WEST MONTROSE ON N0B 2V0
CANADA

750
FRANK MARTINI
36 ROMEO ST
TORONTO ON M6L 2L5
CANADA

500
KYOICHI MARUYAMA
511 HUNTINGWOOD DRIVE
SCARBOROUGH ON M1W 1G6
CANADA

500
FIORENZO MASTROIANNI
966 STONECHURCH RD E
HAMILTON ON L8W 1B1
CANADA

500
RICK MATCHETT
RR 1
CAMPBELLVILLE ON L0P 1B0
CANADA

200
DENNIS C MAY
C/O ST JOHNS NAVAL SYSTEMS STE 408 6080 YOUNG ST
HALIFAX NS B3K 5L2
CANADA

500
ROBIN MAY
UNIT 66 105 HANSEN RD N
BRAMPTON ON L6V 3C9
CANADA

250
ALBERA MAYBURY
C/O DEXTER CLARKE 84 BIRCHMOUNT ROAD
SCARBOROUGH ON M1N 3J6
CANADA

250
DEREK MCALDUFF
444 DORINDA ST
LONDON ON N5W 4B4
CANADA

1,500
RON MCBETH
345 FAIRWAY CRESCENT
ST CLAIR BEACH ON N8N 2Y9
CANADA

500
MICHAEL J MCBURNIE
MCBURNIE AND CUTLER 698 QUEEN ST W
TORONTO ON M6J 1E7
CANADA

500
KEN MCCARRELL
249 PRINCESS ST
PETERBOROUGH ON K9J 2B4
CANADA

200
KENNETH MCCARRELL
249 PRINCESS
PETERBOROUGH ON K9J 2B4
CANADA

300
JAMES MCCARTHY
CARLANA RESTAURANT 4055 NEW STREET WALKER'S LANE
BURLINGTON ON L7L 1S8
CANADA

<u>250</u>
MARK MCCARTHY
SINCLAIR MACDONALD PRODS LTD 112 DONCASTER AVE
THORNHILL ON L3T 1L3
CANADA

<u>500</u>
THOMAS G MCCARTHY
ETOBICOKE BOARD OF EDUCATION 10 PITTSBORO DRIVE
REXDALE ON M9V 3R4
CANADA

<u>500</u>
THOMAS R MCCLAY
BUNIN DOBIE JACKSON PO BOX 3166 210 - 34 CUMBERLAND
THUNDER BAY ON P7B 5G6
CANADA

<u>500</u>
JOHN MCCLEAVE
17 APPLEFIELD DR
SCARBOROUGH ON M1P 3X8
CANADA

<u>300</u>
ROBERT MCCONNOCHIE
12 WEST 34TH STREET
HAMILTON ON L9C 5J9
CANADA

<u>300</u>
GRAY E MCCORMACK
MONEY MART 282 PARLIAMENT ST
TORONTO ON M4A 3A5
CANADA

<u>3,000</u>
MRS JANE S MCCORMICK
54 PEARL ST
BRANTFORD ON N3T 3N6
CANADA

<u>1,000</u>
CHARLES A MCCRORY SR
2607 WHALLEY DR
MISSISSAUGA ON L5B 1X1
CANADA

<u>250</u>
JOHN E MCCULLOUGH
R R #2
BATTERSEA ON K0H 1H0
CANADA

<u>300</u>
MARY LOU MCDADE
215 GRACE AVE
HAMILTON ON L8H 3X5
CANADA

<u>200</u>
MORLEY MCDONALD
PETRO CANADA PRODUCTS P O BOX 429
EAR FALLS ON P0V 1T0
CANADA

<u>200</u>
KENNETH V & THELENA MCDONALD JT TEN
APT 67 11 PLAISANCE RD
RICHMOND HILL ON L4C 5H1
CANADA

<u>100</u>
JOHN W MCELHINEY
301-25 WINDSOR WAY
TRURO ON B2N 6Z5
CANADA

<u>500</u>
MAGGIE MCEWAN
2333 WOKING CRES
MISSISSAUGA ON L5K 1Z5
CANADA

<u>250</u>
JOHN MCEWEN
R R #1 UNIT #19
NAPANEE ON K7R 3K6
CANADA

<u>10,000</u>
KENNETH MCGAVIN
MCGAVIN FLOORING SERVICE 131 WENDELL AVE UNIT #2
WESTON ON M9N 3K9
CANADA

<u>1,000</u>
JAMES MCGHEE
12 DENSGROVE ROAD
SCARBOROUGH ON M1G 2A2
CANADA

<u>750</u>
MICHAEL D MCGIE
55 COSBURN AVE #1012
TORONTO ON M4K 2E9
CANADA

300
KEN MCGOWAN
C/O HORIZON GLASS & MIRROR LTD UNIT 222 4800 SHEPPAF
AVE E
SCARBOROUGH ON M1S 4N6
CANADA

500
TERRY J MCGUINNESS
R R #1
WHIARTON ON N0H 2T0
CANADA

300
KEITH B MCGUIRE
R R #5
BELWOOD ON N0B 1J0
CANADA

500
PAUL H MCHALE
FLINTLOCK PRODUCTIONS LTD 151 AMBER ST
MARKHAM ON L3R 3B3
CANADA

2,000
ALEX MCINTOSH
P O BOX 126
FOREST ON N0N 1J0
CANADA

1,000
SCOTT J MCINTOSH
3181 HARMONY DR
WINDSOR ON N8T 2J9
CANADA

250
JOHN D MCINTYRE
26 WATERLOO ST
BRANTFORD ON N3T 3R4
CANADA

1,000
NORM MCIVOR
RIDEAU CHEV-OLDS CADILLAC LTD PO BOX 457 62 LOMBARD
SMITH FALLS ON K7A 4T4
CANADA

300
MARK B MCLEAN
225 MORGAN AVE APT 307
KITCHENER ON N2A 2M7
CANADA

200
MARVIN S MCLEAN
BOX 136
BROOKFIELD NS B0N 1C0
CANADA

3,000
TERRY M MCLEAN
MCLEAN TRUSSES R R #2
HARROW ON N0R 1G0
CANADA

500
PATRICIA MCLELLAN
72 PINECREST
OSHAWA ON
CANADA

200
HARRY & PATRICIA MCLEOD
C/O MR HARRY MCLEOD 112 6TH AVE W
OWEN SOUND ON N4K 6C8
CANADA

500
JOHN MCLEOD
RR 5
STRATFORD ON N5A 6S6
CANADA

800
TRENT S MCLEOD
16 BRUNSWICK AVE
KITCHENER ON N2H 4E6
CANADA

2,700
ARTHUR MCMAHON
EQUITY ENGINEERING SUPPLY CO P O BOX 726
BROCKVILLE ON K6V 5V8
CANADA

1,200
MICHAEL D MCMAHON
647 FLEET ST
KINGSTON ON K7K 5A4
CANADA

2,500
CHARLES L MCMANUS
MCMANUS PLASTERING & DRYWALL P O BOX 534
ELORA ON N0B 1S0
CANADA

500
BRADLEY MCMEEKIN
1515 SECOND AVE
OWEN SOUND ON N4K 2J6
CANADA

250
BARRY J MCMULLEN
R R #1
DUNSFORD ON K0M 1L0
CANADA

2,500
LAWRENCE E MCMULLEN
STE 227 4325 STEELES AVE W
DOWNSVIEW ON M3N 1V7
CANADA

250
DOUGLAS MCNEIL
7775 BEAVERDAM RD
NIAGARA FALLS ON L2H 1R6
CANADA

1,000
ELI MEDEWAR
C/O NICK'S GENERAL STORE 5352 BANK ST
OTTAWA ON K1G 3N4
CANADA

1,000
HERB MEIXNER
50 MADRID CRES
BRAMALEA ON L6S 2X4
CANADA

250
MAURICE MELKMAN
83 QUAKER LODGE RD
CONCORD ON L4K 2E5
CANADA

200
ANNA MELOCHE
C/O DICK MELOCHE LABATTS ONTARIO BREWERIES WINDS(
DIV 555 TECUMSEH RD E
WINDSOR ON N8X 2S1
CANADA

500
BRUCE MELROSE
BRUCE AUTO SERVICE 111 DAVIS DR
NEWMARKET ON L3Y 2M9
CANADA

250
WOLFRAM MELZER
C/O CENTRUM KITCHEN STUDIO 95 AKERLEY BLVD C
DARTMOUTH NS B3B 1R7
CANADA

500
DAVE L MERCER
363 NEWLAND AVE
SYDNEY NS B1S 1Z3
CANADA

100
BURTON M MESSENGER
RR 3
BRIDGETOWN NS B0S 1C0
CANADA

1,000
TERRY METTLER
102 EAST DR UNIT 201
BRAMALEA ON L6T 1B3
CANADA

200
DANIEL MICHALEWICZ
NOAHS ARK PET SHOPPE 776 MAIN ST E
HAMILTON ON L8M 1L1
CANADA

100
YVON MICHAUD
219 OAKDALE RD
DOWNSVIEW ON M3N 1W4
CANADA

250
DEREK MIDDLEMISS
222 NONQUON ROAD APT #702
OSHAWA ON L1G 3S6
CANADA

500
STEPHEN MIDDLETON
52 MUIRHEAD RD
WILLOWDALE ON M2J 3W4
CANADA

500
WALTER MIERSCH
6994 BRANT AVE
NIAGARA FALLS ON L2G 4K8
CANADA

600
GARY B MIFFLIN
269 LARK STREET
CHATHAM ON N7L 1G9
CANADA

100
WILLIAM EDWARD MIGHTON
107 FAIRVIEW CRES
WOODSTOCK ON N4S 6L6
CANADA

100
STELIO MIHELIC
6080 VILLAGE CRES
NIAGARA FALLS ON L2G 7M3
CANADA

1,000
ROBERT R MILAM
R R #2
GRAND BEND ON N0M 1T0
CANADA

500
ELIZABETH PEARL MILBERY
PO BOX 205
BEAR RIVER NS B0S 1B0
CANADA

200
BARRY MILLER
PO BOX 389
WEST HILL ON M1E 4X9
CANADA

2,000
BILL MILLER
112 LORD ROBERTS DRIVE
SCARBOROUGH ON M1K 3W8
CANADA

3,000
KEITH D MILLER
DOMINO'S PIZZA 570 MONTREAL RD
OTTAWA ON K1K 0T9
CANADA

1,000
LARRY H MILLER
596 MAIN ST
YARMOUTH NS B5A 1J8
CANADA

250
MURRAY A MILLER
MILLER M PAINTING & DECORATING 56 RICHARDSON ST
BRANTFORD ON N3T 1H8
CANADA

250
MURRAY H MILLER
55 WOODSIDE RD
GUELPH ON N1G 2H1
CANADA

750
STEVE MILLER
76 KITCHENER AVE
SUDBURY ON P3B 2Y8
CANADA

1,000
THOMAS G MILLER
R R #2
DURHAM ON N0G 1R0
CANADA

4,500
NORMAN R MILLS
1409 PETER STREET
CORNWALL ON K6J 1W4
CANADA

1,000
DOUGLAS J MILNE
26 ONTARIO ST
BRANTFORD ON N3S 2R9
CANADA

750
KEVIN J MINAKER
92 BOSTON CRES
HAMILTON ON L8T 4N2
CANADA

250
MILAN MOCAN
17 VALLEYVIEW GARDENS
TORONTO ON M6S 2B5
CANADA

100
STEVE MODRIC
120 WINDWARD ST
ST CATHARINES ON L2M 6E7
CANADA

2,000
WALLY MOLE
119 FIRST AVE
WELLAND ON L3C 1Y1
CANADA

250
JOE MONCADA
12958 10TH LINE NORTH
STOUFFVILLE ON L4A 7X3
CANADA

250
GEORGE F MONCRIEF
891 CHARING CROSS RD
CHATHAM ON N7M 5H3
CANADA

800
ROBERT MONK
GENERAL DELIVERY
SHELBURNE ON L0N 1S0
CANADA

1,350
IAN MOONEY
9756 83RD AVE
EDMONTON AB T6E 2B5
CANADA

250
PATRICK J MOONEY
807 STRASBURG RD
KITCHENER ON N2E 2H7
CANADA

250
T PATRICK MOONEY
807 STRASBURG RD
KITCHENER ON N2E 2H7
CANADA

3,000
GARRY R MOORE
R R #1
WARSAW ON K0L 3A0
CANADA

250
V ALAN MOORE
490 GORDON AVE
PETERBOROUGH ON K9J 6G8
CANADA

500
EARL H MORAN
5 EARL H MORAN
GUELPH ON N1E 4E4
CANADA

500
ALLAN MOREAU
6247 DRUMMOND RD
NIAGARA FALLS ON L2G 4M7
CANADA

200
STEVEN MORETTI
C/O AIRWAVES PUBLICATIONS INC STE 105
298 ELGIN ST ON K2P 1M3
CANADA

250
HAROLD MORGAN
R R #1
FOXBORO ON K0K 2B0
CANADA

4,000
PAULINE L MORIN
624 WESTMOUNT AVE
SUDBURY ON P3A 1B5
CANADA

250
GERALD MORLEY
265 BELLEVUE ST
PETERBOROUGH ON K9H 5E7
CANADA

1,500
LESLIE MOROCZ
71 MARMION AVE
NORTH YORK ON M5M 1Y2
CANADA

1,500
LESLIE MOROCZ
103 STAFFORD RD
NORTH YORK ON M2R 1V5
CANADA

500
NICK MORRA
ANTECA PIZZERIA 1647 EGLINTON AVE W
TORONTO ON M6E 2H1
CANADA

500
KEVIN MORRIS
21 INNISCROSS CRES
AGINCOURT ON M1V 2S8
CANADA

4,000
PATRICK MORRIS
C/O NEWPORT SPORTS MANAGEMENT INC UNIT 601 - 201 CIT CENTRE DR
MISSISSAUGA ON L5B 2T4
CANADA

300
DERRICK R MORRISON
SMITH - CORONA CANADA LTD 2744 ROBIE ST
HALIFAX NS B3K 4P2
CANADA

250
MICHEAL MORRISON
770 8TH ST E
OWEN SOUND ON N4K 1L9
CANADA

500
WILLIAM P MORRISS
15 WALLACE ST
PETERBOROUGH ON K9H 1A8
CANADA

3,000
BRADLEY R MORROW
1258 11TH ST E
OWEN SOUND ON N4K 6M2
CANADA

1,000
RICHARD MAXWELL MORROW
244 HANSEN RDN
BRAMPTON ON L6V 3A4
CANADA

325
TERRANCE MORROW
GENERAL DELIVERY
MONASTERY NS B0H 1W0
CANADA

800
ROBERT J MOSEY
97 WEDGEWOOD AVE
CHATHAM ON N7M 5T5
CANADA

100
ALAN C MOSHER
GENERAL DELIVERY BOX 28
UPPER MUSQUODOBOIT NS B0N 2M0
CANADA

1
STANLEY MOURIN
41 BERRYMAN STREET
TORONTO ON M5R 1M7
CANADA

5,000
DONALD R MOWBRAY
727 RICHMOND RD UNIT 201
OTTAWA ON K2A 0G6
CANADA

500
JACK L MULLINS
57 WALL ST
BROCKVILLE ON K6V 4S2
CANADA

1
FRED MUNGER
52 ALBERTUS AVE
TORONTO ON M4R 1J4
CANADA

250
NELSON H MURAKAMI
TAKO CRAFT INC 1572 VICTORIA N
KITCHENER ON N2B 3E5
CANADA

1,000
ADRIAN MURPHY
ENTERTAINMENT MEDIA CORP 513 BROADVIEW AVE
TORONTO ON M4K 2N5
CANADA

1,000
BRYAN MURRAY
23 BOSTON CRES
HAMILTON ON L8T 4N1
CANADA

500
DOUG MURRAY
6393 BAYNE ST
HALIFAX NS B3K 2V6
CANADA

500
GREGORY A MURRAY
3 GAILMONT CRES
BRANTFORD ON N3R 3A4
CANADA

1,000
JIM MURRAY
61 LAHAY AVE
ORILLIA ON L3V 7A2
CANADA

200
PATRICK P MURRAY
APT 3 66 AMELIA ST
TORONTO ON M4X 1E1
CANADA

1,000
WALTER R MURRAY
24 SETTLERS CRT P O BOX 1734
NIAGARA ON THE LAKE ON L0S 1J0
CANADA

200
FRANCES MYERS
C/O CHESTER SAJKOWSKI 535 SCOTTSDALE DR
GUELPH ON N1G 2W6
CANADA

100
GERARD MYERS
8 PARKWOOD CRES
GLOUCESTER ON K1B 3J6
CANADA

100
IAN K NAGLE
43 VIRGIL RD
NEPEAN ON K2H 6B6
CANADA

1,000
DURGAPAUL NARAINE
51 LARKIN DR
NEPEAN ON K2J 1B1
CANADA

100
PETER NEAL
APT 1108 1030 SOUTH PARK ST
HALIFAX NS B3H 2W3
CANADA

1,000
GEORGE C NEALE
ELECTRO MECHANICAL DEVICES 35 WATER ST
THOROLD ON L2V 2K5
CANADA

100
ROBERT W NEATH
POST OFFICE GENERAL DELIVERY
THEDFORD ON N0M 2N0
CANADA

400
JOGINDER NEHRU
48 BEVERLEY CRES
BELLEVILLE ON K8P 4W6
CANADA

500
NEIL NELEMANS
P O BOX 178
PALMERSTON ON N0G 2P0
CANADA

500
BRIAN D NELSON
C/O NELSON & ATKINSON INC 17-1B 131 SHELDON DR
CAMBRIDGE ON N1R 6S2
CANADA

300
COLIN J NELTHORPE
R R #1
SHALLOW LAKE ON N0H 2K0
CANADA

1,000
JOHN A NEWKIRK
C/O TILBURY HYDRAULICS P O BOX 1149
TILBURY ON N0P 2L0
CANADA

4,000
DENNIS A NEWMAN
25 FLANDERS RD
GUELPH ON N1G 1V8
CANADA

100
JEFFREY NEWTON
PEOPLES JEWELLERS MICMAC MALL
DARTMOUTH NS B3A 4K6
CANADA

500
THOMAS G NICHOLAS
347 MAPLE AVE
STRATFORD ON N5A 7P6
CANADA

200
RAYMOND NICHOLS
PO BOX 1432
TRURO NS B2N 5V2
CANADA

400
EDGAR NICHOLSON
C/O MRS MARIE NICHOLSON 475 HIGH STREET
ORILLIA ON L3V 4X8
CANADA

1,000
GERALD NIEMOLLER
554 GLEN FORREST BLVD
WATERLOO ON N2L 4J2
CANADA

2,000
ROBERT NIESSEN
52 CINDY DR
ST CATHARINES ON L2M 7B9
CANADA

3,500
PILVI NIIT
341 HILLCREST AVE
WILLOWDALE ON M2N 3P7
CANADA

700
SUNIL NINALA
14 MORLEY RD
THORNHILL ON L4J 2N5
CANADA

250
JOHN H NISSEN
208 SANDYS ST
CHATHAM ON N7L 3P8
CANADA

1,000
PAUL NISULA
1310 QUEEN ST
CORNWALL ON K6J 1R1
CANADA

650
ULF NITTEL
80 BRIERDALE DR
KITCHENER ON N2A 3R6
CANADA

350
JUERGEN NOECKEL
APT 1408 3575 KANEFF CRES
MISSISSAUGA ON L5A 3Y5
CANADA

500
ANDREW NOPPER
C/O DISTICAN INC 35 FULTON WAY
RICHMOND HILL ON L4B 2N4
CANADA

1,000
NORTECH DRAFTING SERVICES
C/O MR KEITH SIPPOLA 739 HARAOLD CRES
THUNDER BAY ON P7C 5H8
CANADA

2,500
RAYMOND NORTHEY
29 KING ST EAST
WOODVILLE ON K0M 2T0
CANADA

250
W IVAN NORTON
R R #1
GOODWOOD ON L0C 1A0
CANADA

300
MURRAY NUGENT
2256 LYNHAVEN RD
PETERBOROUGH ON K9K 1V6
CANADA

100
RENE NUMAINVILLE
267 SCHOOL RD
TIMMINS ON P4N 4C5
CANADA

500
MATTI NUMMELIN
218 WILSON STREET
THUNDER BAY ON P7B 1M8
CANADA

250
NEIL O'BRIEN
CORDIAL CORNER 403 TOKE ST
TIMMINS ON P4N 6V6
CANADA

2,000
WALTER O'SULLIVAN
1345 TRAFALGAR ST
LONDON ON N5W 1W5
CANADA

100
CARL F OCONNELL
APT 211 6967 BAYERS RD
HALIFAX NS B3L 4P2
CANADA

200
TED P OLCZAK
36 WELLINGTON
ST THOMAS ON N5R 2P4
CANADA

500
GEORGE ONEIL
80 ELMBANK AVE
SYDNEY NS B1S 1X6
CANADA

200
MISS RAMONA A ORTIGAS
APT 609 424 YONGE ST
TORONTO ON M5B 2H3
CANADA

1,600
TINA O'BRIEN
C/O 618 DONEGAL ST
PETERBOROUGH ON K9H 4M5
CANADA

500
TIMOTHY OBERLE
APT 2 91 KENWOOD DR
KITCHENER ON N2B 3H3
CANADA

2,000
MICHAEL JOHN OGILVIE
BELL'S CORNERS AUTO CENTRE 3766 RICHMOND RD
NEPEAN ON K2H 5B6
CANADA

225
MARK J OLDAK
2756 MASSICOTTE LANE
GLOUCESTER ON K1T 3H1
CANADA

100
GIANCARLO ONGARO
136 RUSTIC RD
NORTH YORK ON M6L 1W2
CANADA

350
WALTER OSULLIVAN
1345 TRAFALGAR ST
LONDON ON N5W 1W5
CANADA

750
EDWARD O'GORMAN
GENERAL DELIVERY
SHELBURNE ON L0N 1S0
CANADA

250
PETER OCHITWA
1845 PLAYFAIR DRIVE
OTTAWA ON K1H 5R9
CANADA

100
ROBERT OJOLICK
OJOLICK ASSOCIATES PO BOX 1058
HALIFAX NS B1P 6J7
CANADA

200
OMEGA FILNS LIMITED
UNIT 5A 70 MILNER AVENUE
SCARBOROUGH ON M1S 3P8
CANADA

500
JOHN OPIOLA
UNIT 2204 1001 BAY ST
TORONTO ON M5S 2A4
CANADA

600
MARK OVCJAK
3513 BERTRAND RD
MISSISSAUGA ON L5L 4G8
CANADA

100
FERNANDO PACHECO
563 FERGO AVE
MISSISSAUGA ON L5B 2J2
CANADA

5,000
ANN PAGNUTTY & JOSEPH PAGNUTTY JTWROS
128 POLLOCK AVE
CAMBRIDGE ON N1R 2C3
CANADA

1,000
EVANGEGLOS CACARAS & NICOLAS PAISSIS JTWROS
MAPLE LEAF CONVENIENCE MART 445 CHURCH ST
TORONTO ON M4Y 2C5
CANADA

500
EVANGELOS CACARAS @ NICOLAS PAISSIS JTWRS
MAPLE LEAF CONVENIENCE MART 445 CHURCH ST
TORONTO ON M4Y 2C5
CANADA

500
PETER JOHN PALMER
74 WILLCOCKS ST
TORONRO ON M5S 1C8
CANADA

500
MRS ELAINE PAMPENA
5046 DRUMMOND RD
NIAGARA FALLS ON L2E 6E4
CANADA

300
PERAMDEO PANDAY
2815 BATHURST ST
TORONTO ON M6P 3A4
CANADA

300
SAM PANOS
SAM'S SMOKE SHOP 222 MCINTYRE ST WEST
NORTH BAY ON P1B 2V7
CANADA

100
THOMAS PANTOULIAS
535 HARGREAVES ST
THUNDER BAY ON P7C 2X5
CANADA

500
VILLE V PAPAS
C/O LEVIS PAPER FIBRES 199 EASTERN AVE
TORONTO ON M5A 1H7
CANADA

400
MORRIS J PAPICH
200 EVANS ST
THUNDER BAY ON P8B 5J7
CANADA

100
LUCIEN PAQUETTE
418 MAIN AVE
TIMMINS ON P4N 2W6
CANADA

300
DONALD PARK
230 COBOURG ST
STRATFORD ON N5A 3G1
CANADA

500
BILL PARSONS
40 BEAUFORT HILLS RD
OAK RIDGES ON L4E 1E4
CANADA

500
BRIAN PATEKAR
C/O LOU TATTI PALACE PIER 2045 LAKESHORE BLVD W
ETOBICOKE ON M8V 2Z6
CANADA

500
KEVIN PATEKAR
C/O LOU TATTI PALACE PIER 2045 LAKESHORE BLVD W
ETOBICOKE ON M8V 2Z6
CANADA

500
LESLIE PATEKAR
C/O LOU TATTI PALACE PIER 2045 LAKESHORE BLVD W
ETOBICOKE ON M8V 2Z6
CANADA

1,000
YOGAN PATEL
300 ANTIBES DR APT 1615
WILLOWDALE ON M2R 3N8
CANADA

300
RAYMOND PATEMAN
P O BOX 8
DRYDEN ON P8V 2Y7
CANADA

250
DOUGLAS PATTISON
PO BOX 268
MOUNT HOPE ON L0R 1W0
CANADA

500
EDWARD PEARCY
42 RADWINTER DRIVE
TORONTO ON M9V 1P8
CANADA

500
RICHARD E PEARSON
1216 SECOND ST
FORT FRANCIS ON P9A 3M6
CANADA

100
BAZIL PETERS
BOX 23 SS 1
TRURO NS B2N 5H2
CANADA

500
ILIJA PETROVSKI
C/O CENTRAL SHEET METAL 29 PASSMORE AVE UNIT 27
SCARBOROUGH ON M1V 3H5
CANADA

700
WILLIAM R PATRICK
771 BEDFORD ST
WINDSOR ON N9G 1H3
CANADA

850
PAT PAULSEN
NORTHERN ONTARIO AUDIOLOGY SERVICES 119 PINE ST S :
204
TIMMINS ON P4N 2K3
CANADA

2,000
HERBERT PEAREN
P O BOX 577
TERRACE BAY ON P0T 2W0
CANADA

1,200
JAMES M PEDLAR
C/O MRS I PEDLAR 703-880 DUNDAS ST W
MISSISSAUGA ON L5C 1C2
CANADA

400
GERALD PETERS
20 ALDERSIDE ST
NEW DUNDEE ON N0B 2E0
CANADA

200
PAUL PETRYSHYN
PO BOX 60
TARA ON N0H 2N0
CANADA

250
ARTHUR D PATTERSON
21 KIRTLAND COURT
DARTMOUTH NS B2W 4P6
CANADA

1,000
JEAN-CLAUDE PAYEUR
P O BOX 700
HEARST ON P0L 1N0
CANADA

200
CLIFFORD PEARSON
RR 1
LAKEFIELD ON K0L 2H0
CANADA

1,500
WALTER PEREIRA
C/O PIONEER GAS BAR SERVICES R R #7
PETERBOROUGH ON K9J 6X8
CANADA

300
MICHAEL PETERS
274 OTTAWA STREET SOUTH
HAMILTON ON L8K 2G1
CANADA

1,500
VICTOR PEYCHA
93 DUNSDON ST
BRANTFORD ON N3R 3J6
CANADA

250
LOUIS PFEIFER
226 ROSEMOUNT DR
KITCHENER ON N2B 1R8
CANADA

400
HANSRUEDI PFISTER
R R #6
LINDSAY ON K9V 4R6
CANADA

500
GREG J PHILP
3084 NORTHVIEW CRES
BURLINGTON ON L7M 1B1
CANADA

100
ADRIAN PIEK
RR 3
WESTVILLE NS B0K 2A0
CANADA

1,000
ANDREW PIEREDAR
C/O PIEREDAR MACHINERY LTD 654 COLBY DR
WATERLOO ON N2V 1A2
CANADA

2,000
LEONARD G PILON
467 EDINBURGH RD
GUELPH ON N1G 2Y6
CANADA

4,000
ALCIDE PIOTTO
76 MALCOLM CRES
BRAMALEA ON L6S 3C8
CANADA

300
GEORGE PISTER
55 RAMBLEWOOD LANE
THORNHILL ON L4J 6R8
CANADA

250
WERNER PLODER
PLODER'S COLLISION & AUTO REPAIRS P O BOX 305
AURORA ON L4G 1X7
CANADA

600
WAYNE G PLUMLEY
506 ROMAINE ST
PETERBOROUGH ON K9J 2C9
CANADA

800
ANDRE B POLISZUK
39 NORTH MEADOW CRES
THORNHILL On L4J 3C4
CANADA

250
ARTHUR POORE
93 ORCHARD ST
BROCKVILLE ON K6V 2J9
CANADA

500
WILLY H POPPELIERS
421 MARKHAM RD #302
SCARBOROUGH ON M1J 3C8
CANADA

1,000
CARL PORRITT
H G PORRITT REAL ESTATE INC 3399 LAKESHORE BLVD W
TORONTO ON M8W 1N2
CANADA

200
IAN PORTER
PO BOX 190
WOLFVILLE NS B0P 1X0
CANADA

250
LARRY W POSACKI
295 OSHAWA BLVD SOUTH
OSHAWA ON L1H 5R9
CANADA

2,000
DARRELL J POTTER
P O BOX 1508
DIGBY NS B0B 1A0
CANADA

500
TONY POTTER
P O BOX 532
COLDWATER ON L0K 1E0
CANADA

250
DR THOMAS POTTTLE
3 UNION ST
GLACE BAY NS B1A 2P5
CANADA

2,500
ANTHONY POWER
C/O TOUCHE ROSS & CO FIRST CANADIAN PLACE 100 KING S
TORONTO ON M5X 1B3
CANADA

300
LEONARD POWERS
609 GARSIDE DRIVE
PETERBOROUGH ON K9H 7C8
CANADA

250
EARL PRESLEY
GENERAL DELIVERY NS
BARRINGTON NS B0W 1E0
CANADA

300
MILTON PUKANCIK
R R #4
BELLEVILLE ON K8V 4Z4
CANADA

600
MIKE QUINTIERI
CALDERONE SHOES 300 BOROUGH DR
SCARBOROUGH ON M1P 4P5
CANADA

250
MIKE POULLAS
6 OPEONGO ST W P O BOX 161
BARRY'S BAY ON K0J 1B0
CANADA

3,000
KENNETH POWER
CONCEPT DESIGN LTD 5162 DUKE ST
HALIFAX NS B3J 1N7
CANADA

500
GARY M PRAUGHT
48 HANNEBURY DR
DARTMOUTH NS B2V 1P6
CANADA

2,000
HUGH D PRIMEAU
1307 CUMBERLAND ST
CORNWALL ON K6J 4K8
CANADA

250
MIKE QUARTERMAIN
C/O KENT DRUGS 6655 AIRPORT RD
MISSISSAUGA ON L4V 1V8
CANADA

250
YVON J QUINTIN
ALFA SUPPLIES 155 MAIN ST
DARTMOUTH NS B2X 1S1
CANADA

100
RONALD C POWELL
14 BEECHWOOD TERR
HALIFAX NS B3M 2C2
CANADA

500
KENNETH POWER
CONCEPT DESIGN LTD 1798 GRANVILLE ST
HALIFAX NS B3J 1X7
CANADA

675
ROBERT PRECIOUS
27 WILLIAM CRAGG DR
DOWNSVIEW ON M3M 1T8
CANADA

1,000
RON PUDSEY
42 MELDAZY DR
SCARBOROUGH ON M1P 4G1
CANADA

500
TONY QUATTROPANI
ANGELO'S BARBER SHOP 3109 SHEPPARD AVE E
SCARBOROUGH ON M1T 3J7
CANADA

8,500
PHILIP RAAFLAUB
P O BOX 3
MAGNETAWAN ON P0A 1P0
CANADA

200
JEFF RAHIAN
C/O COFFEE GRINDER DONUTS 384 KING ST N
WATERLOO ON N2J 2Z3
CANADA

1,750
MS SUSAN P RAMSAY
164 ELFIE AVE
CORNWALL ON K6J 3L9
CANADA

600
RICHARD D RASMUS
5 FAREHAM CRES
WEST HILL ON M1E 1J8
CANADA

3,000
LUIGI REDA
C/O PETALS 365 DIVISION ST
KINGSTON ON K7K 4A4
CANADA

250
PETER REDMOND
22 VANBUSKIRK DR
ST THOMAS ON N5R 5E1
CANADA

500
GARNET REID
22 ST LAWRENCE ST
LINDSAY ON K9V 2J9
CANADA

500
CHITERANJANDAS RAMDAS
2233 EGLINTON AVE E #314
SCARBOROUGH ON M1K 2M9
CANADA

2,000
PETER RANIERI
11 DONALDA PLACE
BRAMPTON ON L6T 1S3
CANADA

1,000
RAYMOND RATZLAFF
PO BOX 1272
NIAGARA ON THE LAKE ON L0S 1J0
CANADA

500
JAMES G REDFORD
958 BRIAR HILL AVE
TORONTO ON M6B 1M3
CANADA

4,000
ROY REGULAR
C/O NORMA WENTWORTH 165 CHEROKEE BLVD APT 229-C
WILLOWDALE ON M2J 4T7
CANADA

1,000
GARNET J REID
38 KAWARTHA DR
LINDSAY ON K9V 1A5
CANADA

1,000
RAMADIN RAMESAR
80 WOODLAWN AVE
BRANTFORD ON N3V 1B3
CANADA

2,000
ANTHONY RAPATI
1071 ORIOLE DR
PETERBOROUGH ON K9H 6L3
CANADA

1,000
MIKE READ
611 TOMAHAWK CRES
ANCASTER ON L9G 3T4
CANADA

300
MIKE REDMOND
139 VERULAM RD S
LINDSAY ON K9V 1B6
CANADA

300
DOUGLAS A REID
28 GRAHAM ST W
NAPANEE ON K7R 2J4
CANADA

200
REID CONSTRUCTION LTD
C/O ALLEN REID 162 CHATHAM ST
BRANTFORD ON N3S 4G4
CANADA

1,000
HAROLD REINTHALER
106 BURTON GROVE P O BOX 2031
KING CITY ON L0G 1K0
CANADA

1,000
CHRIS F RENDELL
P O BOX 374
ODESSA ON K0H 2H0
CANADA

217,150
REXCO
900 609 GRANVILLE ST P O BOX 10341 PACIFIC CENTRE
VANCOUVER BC V7Y 1H4
CANADA

100
JOHN RICCI
97 PACKARD BLVD
SCARBOROUGH ON M1P 4K7
CANADA

300
VINCENT JAMES RICCI
1164 TALKA CRT
MISSISSAUGA ON L5C 1B2
CANADA

600
MARK E RICCIOTTI
C/O ELFORD & DONALD BROS LTD 1606 SEDLESCOMB DR UN
MISSISSAUGA ON L4X 1M6
CANADA

1,000
CLYDE A RICE
C/O RICE'S RESTAURANT LTD P O BOX 201
BERWICK NS B0P 1E0
CANADA

2,000
BESSIE E RICHARDS
P O BOX 87
SOUTH PORCUPINE ON P0N 1H0
CANADA

250
EDWARD RICHARDS
3000 OLIVET ST APT 204
HALIFAX NS B3L 2Z7
CANADA

500
J PAUL RICHARDS
C/O FORD PERFORMANCE PARTS 1120 DUNDAS ST E
WHITBY ON L1N 5V3
CANADA

2,000
JOHN RICHARDS
314 SEATON ST
TORONTO ON M5A 2T7
CANADA

1,000
DENNIS RICHARDSON
C/O DAVID K RICHARDSON CONST LTD 1184 FRANCES ST
LONDON ON N5W 2M1
CANADA

25,000
R J RICHARDSON
45 HAWKSBURY DR
WILLOWDALE ON M2K 1M4
CANADA

100
CHARLES ANTHONY RICOTTONE
16 FAIRLEIGH AVE N
HAMILTON ON L8L 6H2
CANADA

100
EDWARD RIDDELL
C/O CLASSIC AUTO SERVICE 4160 FINCH AVE E
SCARBOROUGH ON M1S 3V1
CANADA

100
GEOFF R RIEGER
C/O LIBBEY ST CLAIR INC 1250 JAMES ST
WALLACEBURG ON N8A 4L8
CANADA

1,000
SAM RIETTA
78 KINGSNORTH BLVD
WOODBRIDGE ON L4L 8J1
CANADA

1,000
ROY RIEXINGER
C/O REIXINGER TANKERS 7660 WOODBINE AVE
MARKHAM ON L3R 2N2
CANADA

300
MICHAEL RIGGS
7 KEMANO RD
AURORA ON L4G 2X9
CANADA

600
LARRY A RIGHTMYER
300 HEDONICS RD APT 3010
PETERBOROUGH ON K9J 7T1
CANADA

250
JOSEPH RING
511 EASTERN AVE P O BOX 1300
LIVELY ON P0M 2E0
CANADA

250
PAUL RIPLEY
R R 4
AMHERST NS B4H 3Y2
CANADA

150
CLIFFORD V RISTO
384 ISABELLA ST
PEMBROKE ON K8A 5T5
CANADA

100
ALAN W RITCHIE
2360 DUNDAS ST W APT 503
TORONTO ON M6P 4B2
CANADA

500
JOHN ROBERTS
1575 7TH AVE E
OWEN SOUND ON N4K 2Z3
CANADA

750
ROGER ROBERTS
26 YALE ST
LONDON ON N6A 3Y4
CANADA

1,000
VINCENT ROBERTSON
902 CASTLEFIELD AVE
TORONTO ON M6B 1C8
CANADA

1,500
GLENN ROBESON
331 ROUGE HILL DR
TORONTO ON M1C 2Z4
CANADA

100
BEN O ROBICHAUD
R R 2
TRURO NS B2N 5B1
CANADA

600
MRS JO-ANN ROBINS
PERFECT VUE RESORT R R #3
NAPANEE ON K7R 3K8
CANADA

250
CLAUDE ROBINSON
GENERAL DELIVERY
NORTH LANCASTER ON K0C 1Z0
CANADA

1,000
BERNICE ROBSON
R R 4
ORANGEVILLE ON L9W 2Z1
CANADA

300
RANDALL ROCKWELL
P O BOX 550
BRIDGEWATER NS B4V 2X6
CANADA

2,000
DENNIS P RODRIGUES
188 SECOND AVE
NAPANEE ON K7R 2J2
CANADA

100
DARIN ROGERS
C/O SHERWIN WILLIAMS C I L 258-A QUEEN ST E
BRAMPTON ON L6V 1B9
CANADA

500
KENNETH H ROGERS
409 HARMOND RD
ORILLIA ON L3V 2H3
CANADA

1,000
MARK ROGERS
C/O GULF SERVICE STATION 292 RIDEAU ST
OTTAWA ON K1N 5Y5
CANADA

100
MARK J ROGERS
C/O SMITTYS COVE 50 WESTMOUNT RD UNIT 1
WATERLOO ON N2L 2R5
CANADA

300
GEORGE ROMAIN
R R 1 GROUP BOX 2
METEGHAN RIVER NS B0W 2L0
CANADA

500
JOHN ROMANO
R R 3
BOLTON ON L7E 5R9
CANADA

500
GERARD ROOD
P O BOX 88
HIGHGATE ON N0P 1T0
CANADA

500
DALE ROONEY
100 SPADINA RD APT 2108
TORONTO ON M5R 2T5
CANADA

2,300
DON ROSATI
11 ENDICOTT TERRACE
WELLAND ON L3C 5B1
CANADA

100
BRUCE E ROSS
9 GILCHRIST ST
OTTAWA ON K1Y 0M7
CANADA

1,500
JOHN C ROUTLEY
THE WORDSMITH 232 KING ST N 305
WATERLOO ON N2J 2Y7
CANADA

1,000
TERRY ROWLAND
84 PINECREST RD
OSHAWA ON L1H 7K5
CANADA

1,000
WAYNE ROWLAND
11TH LINE UNIT 8107 R R #1
LOCUST HILL ON L0H 1J0
CANADA

1,000
GARY ROWLEY
836 TALWOOD DR APT 605
PETERBOROUGH ON K9J 7G8
CANADA

1,000
ROBERT H ROWLEY
P O BOX 1024
BRANTFORD ON N3R 2J1
CANADA

1,000
GUY ROY
143 KING ST
TIMMINS ON P4N 4C7
CANADA

200
MARCEL ROY
11 IRENE AVE
LOWER SACKVILLE NS B4E 1H4
CANADA

1,000
DAN J RUDKA
R R 1
CAMPBELLCROFT ON L0A 1B0
CANADA

225
FRANK O RUSHTON
4237 KALAR RD
NIAGARA ON L2H 1S7
CANADA

1,000
TOM RUSSELL
359 DAVENPORT RD APT C
TORONTO ON M5R 1K5
CANADA

<u>2,000</u>
BRUCE RUTHERFORD
1175 BROADVIEW AVE APT 1203
TORONTO ON M4K 2S9
CANADA

<u>200</u>
JAMES M RYCE
250 MONTMORENCY DR
HAMILTON ON L8K 5H1
CANADA

<u>800</u>
REZA C SAIPHOO
9 VALLEYWOODS RD APT 152
DON MILLS ON M3A 2R4
CANADA

<u>100</u>
NORMAN SAMSON
2012 PRINCE ST
TRURO NS B2N 1K3
CANADA

<u>2,000</u>
DOMENICO SANTAGUIDA
7 FLAGSTICK CRT
DOWNSVIEW ON M3J 3B6
CANADA

<u>250</u>
WILLIAM JAMES SAVAGE
122 WRIGHT AVE
BELLEVILLE ON K8P 4E6
CANADA

<u>1,000</u>
JAMES E RUTHERFORD
C/O KENT & GRAIN FEED CO LTD 246 TALBOT W
BLENHEIM ON N0P 1A0
CANADA

<u>500</u>
RODERICK C SAGE
95 DECOU RD
SIMCOE ON N3Y 4K2
CANADA

<u>500</u>
RALPH SALB
25 MABELLE AVENUE APT 606
TORONTO ON M9A 4Y1
CANADA

<u>150</u>
WILLIAM SANDERS
C/O SPEEDY MUFFLER KING 1173 KINGSTON RD
PICKERING ON L1V 1B5
CANADA

<u>5,000</u>
SIGGY O SASS
C/O VIKING ENGINE & TOOL CO LTD 310 BARTLETT AVE
TORONTO ON M6H 3G7
CANADA

<u>400</u>
JOE SCALZULLO
6 OLIVER LANE
MAPLE ON L8A 1B3
CANADA

<u>2,000</u>
JAMES M RYCE
67 SANATORIUM RD
HAMILTON ON L9C 1Y4
CANADA

<u>100</u>
JIM SAIKALEY
287 MONTREAL RD
OTTAWA ON K1L 6C2
CANADA

<u>1,500</u>
GERARD SAMPSON
37 TREMONT DR
HALIFAX NS B3M 1X8
CANADA

<u>500</u>
JOE SANGIULIANO
R R 1
BEETON ON L0G 1A0
CANADA

<u>1,500</u>
DWIGHT D SATCHELL
GENERAL DELIVERY
POOLE ON N0K 1S0
CANADA

<u>500</u>
FLORINDO SCAPIN
325 PAISLEY RD
GUELPH ON N1H 2R1
CANADA

100
JOHN SCENNA
C/O MAPLE LEAF PAINT & WALLPAPER 2708 JANE ST
DOWNSVIEW ON M3L 1S4
CANADA

500
ILONA K SCHMITT
C/O WALL REAL ESTATE LTD 23 CRAIGHTON DR STE 100
SCARBOROUGH ON M1L 2N5
CANADA

5,000
FRITZ SCHUSTER
235 ERIE ST
STRATFORD ON N5A 2M9
CANADA

2,500
DAVID SCOBIE
404 OTTO ST
THUNDER BAY ON P7A 2V9
CANADA

250
LESTER J SCOTT
R R 6
THAMESVILLE ON N0P 2K0
CANADA

1,000
KEVIN SEABROOKE
125 HAMILTON ST
RICHMOND ON K0A 2Z0
CANADA

1,000
EDWARD SCHARTINGER
11 WALLIS DR
PETERBOROUGH ON K9J 6B8
CANADA

300
RICHARD SCHOFIELD
457 SKEAD RD
SUDBURY ON P0M 1V0
CANADA

2,500
NICK SCHWARTZ
C/O JAMESTOWN CONSTRUCTION 240 MAIN ST E
HAMILTON ON L8N 1H5
CANADA

1,000
JIM V SCOLARO
C/O SCOLARO'S FRUIT & VEGETABLE 2234 BLOOR ST W
TORONTO ON M6S 1N6
CANADA

5,000
RAYMOND G SCOTT
2267 KAWARTHA HEIGHTS BLVD
PETERBOROUGH ON K9K 1P1
CANADA

200
MICHAEL P SEITZ
3 AVRA CRT
GUELPH ON N1H 7B2
CANADA

1,200
FELIX SCHIAVONE
12 KIDBROOKE CRES
TORONTO On M1M 3E3
CANADA

2,500
IVAN SCHUKNECHT
R R 1
ELMWOOD ON N0G 1S0
CANADA

300
WAYNE M SCHWARTZ
R R 3
CHESLEY ON N0G 1L0
CANADA

1,000
JEFFREY SCOTT
65 FORST MANOR RD APT 1511
WILLOWDALE ON M3J 1M5
CANADA

300
BRUCE SCOTT & DONNA SCOTT JTWRS
GENERAL DELIVERY
EVERETT ON L0M 1J0
CANADA

200
ALVIN L SELIG
73 WETHERED ST
LONDON ON N5Y 1H1
CANADA

1,000
BRUCE J SELLON
150 LAKE MAJOR RD
DARTMOUTH NS B2W 3X7
CANADA

250
BRIAN SEMLITCH
R R 3
COLBURNE ON K0K 1S0
CANADA

500
JOHN SERAFINO
195 WELLINGTON ST S APT 202
HAMILTON ON L8N 2R7
CANADA

100
MICHAEL SERGI
C/O G S W LTD 4211 MAINWAY
BURLINGTON ON L7L 5N9
CANADA

500
L ELAINE SHANTZ
R R 1
RIPLEY ON N0G 2R0
CANADA

10,000
LAWRENCE SHAW
106 COLLEGIATE DR
ORILLIA ON L3V 3S1
CANADA

300
WAYNE D SHAW
2337 PARKWAY DR
BURLINGTON ON L7P 1T4
CANADA

400
ROBER J SHEA
17 FIFTH AVE
KINGSTON ON K7K 2K8
CANADA

500
CHRIS SHEPHERD
670 PARLIAMENT ST APT 1408
TORONTO ON M4K 1R4
CANADA

500
EDWARD E SHEPHERD
WARREN BITULITHIC LTD 3355 WOLFEDALE RD
MISSISSAUGA ON L5C 1V8
CANADA

1,000
KIM SHERIDAN
C/O METROPOLITAN SHEET METAL LTD 78 RIVALDA RD
WESTON ON M9M 2M8
CANADA

2,000
HAROLD SHIPMAN
R R 2
STROUD ON L0L 2M0
CANADA

100
MELVYN RICHARD SIDER
936 RUBY AVE
FORT ERIE ON L2A 5H4
CANADA

200
WILFRED SIGOUIN
642 MCKENZIE AVE
NORTH BAY ON P1B 7E4
CANADA

500
MIKE SILLERS
619 WOODBINE AVE #1
TORONTO On M4E 2J2
CANADA

150
RON E SILLIKER
C/O G E SILLIKER & SON LTD 20 GLEN DR
SUMMERSIDE PE C1N 4M4
CANADA

100
GARY H SIMARD
288 BRUNSWICK ST
STRATFORD ON N5A 3M4
CANADA

300
JIM SIMAS
168 GLEN RD
KITCHENER ON N2M 3G2
CANADA

2,500
JOHN SIMMONS
C/O BAKER-SIMMONS GRAPHICS 37 HANNA AVE STE 17
TORONTO ON M6K 1X4
CANADA

800
IVAN SIMMS
40 SAMUEL RD
HAMILTON ON L8K 3G2
CANADA

1,000
DONALD M SIMPSON
R R 3
GODERICH ON N7A 3X9
CANADA

1,500
HARJIT SINGH
C/O GRAPHMATIX INC STE 611 75 ALBERT ST
OTTAWA ON K1P 5E7
CANADA

250
CRAIG SITTER
75 MAIN ST S
HAGERSVILLE ON N0A 1H0
CANADA

250
RAY SKIDMORE
R R 3
BANCROFT ON K0L 1C0
CANADA

250
LOUIE SKUBIC
246 KANE AVE
TORONTO ON M6M 3N7
CANADA

500
NICK SKVORIC
C/O COUNTRY STYLE BUTCHER SHOP 234 OTTAWA ST N
HAMILTON ON L8H 3Z7
CANADA

200
KENNETH SLADE
214 FIFTH AVE
WOODSTOCK ON N4S 2G1
CANADA

300
DAVID SLAVEN
15 SLASH RD
NAPANEE ON K7R 2Z6
CANADA

250
JOHN R SLEETH
C/O THE AUTOSMART 5 CLARENCE ST
BRANTFORD ON N3T 5X1
CANADA

2,500
PAUL A SLEETH
R R 1
BATTERSEA ON K0H 1H0
CANADA

500
ALEXANDER P SLOAN
P O BOX 567
OSGOODE ON K0A 2W0
CANADA

100
RAYMOND J SMIDTS
137 NILE ST
STRATFORD ON N5A 4E1
CANADA

1,000
BONITA SMITH
295 SHUTER ST APT 307
TORONTO ON M5A 1W6
CANADA

300
DERYCK SMITH
C/O CITY OF ST CATHARINES P O BOX 3012
ST CATHARINES ON L2R 7C2
CANADA

100
DONALD SMITH
RR 2
STEWIACKE NS B0N 2J0
CANADA

600
GREG M SMITH
97 PICKFORD DR
KANATA ON K2L 2K2
CANADA

7,500
HEDLEY SMITH
C/O H & S SMITH ENGINEERING LTD 5507 MERKEL PL
HALIFAX NS B3K 2H7
CANADA

250
MIKE SMITH
29 BEMBERG CRT
REXDALE ON M9W 3V6
CANADA

2,500
STEPHEN D SMITH
66 GLEN CASTLE DR
HAMILTON ON L8K 5Z5
CANADA

10,000
WAYNE A SMITH
14 WILLOWDALE CRT
FONTHILL ON L0S 1E0
CANADA

250
DAVID W SNOOK
SNOOK GROUP PO BOX 1380
TRURO NS B2N 5N2
CANADA

1,000
ERNEST SOLLBERGER
64 GALBRAITH AVE
TORONTO ON M4B 2B5
CANADA

300
JENNIE SMITH
C/O SUPER HAIR 169 WHARNCLIFFE RD
LONDON ON N6S 2K7
CANADA

700
ROBERT GRAHAM SMITH
6 CARNEGIE CRT
TORONTO ON M2M 1W3
CANADA

1,000
STEVE T SMITH
C/O CROOKED NOOK LUNCH BAR R R 1
PLEVNA ON K0H 2M0
CANADA

250
KEN SNODDON
843 MCLNTYRE ST E
NORTH BAY ON P1B 1G2
CANADA

100
DON SOADY
7 RUTHERFORD AVE
TORONTO ON M6M 2C5
CANADA

600
MICHAEL SOLTYS
211 LETCHER ST
SAULT STE MARIE ON P6C 4Y4
CANADA

500
LEE SMITH
63 PARK AVE
ST THOMAS ON N5R 4V9
CANADA

100
ROBERT T SMITH
23 LISGAR AVE
TILLSONBURG ON N4G 3K5
CANADA

300
WAYNE SMITH
C/O GRAND & TOY LTD 1227 BARTON ST E
HAMILTON ON L8H 2V4
CANADA

250
DAVID N SNOOK
23 SUSAN CRT
TRURO NS B2N 5S8
CANADA

500
RUFINO A SOARES
423 ARTHUR ST
ORILLIA ON L2V 3M9
CANADA

1,000
MITCH SONDEK
C/O MITCHELL REFRIGERATION LTD 1635 SISMET RD UNIT 27
MISSISSAUGA ON L4W 1W5
CANADA

500
J RICHARD SORDKA
1254 PRINCESS ST APT 44
KINGSTON ON K7M 3C9
CANADA

250
RICHARD SOROKA
1254 PRINCESS ST APT 44
KINGSTON ON K7M 3C9
CANADA

1
JOSEPH SPRING
4 GLENARDEN RD
TORONTO ON M6C 3J7
CANADA

100
ARMAND ST JEAN
PO BOX 974
CHETICAMP NS B0E 1H0
CANADA

500
ROBERT R STASKO
48 HUMBER TRAIL
TORONTO ON M6S 4C1
CANADA

500
DAVID STEPHENSON
2432 BUTTERNUT CRES
BURLINGTON ON L7M 3L3
CANADA

300
MIKE STEVENS
53 CHURCH ST
WARKWORTH ON K0K 3K0
CANADA

500
SANDRA STEVENSON
C/O G & L STEVENSON TRANSPORT P O BOX #84
EMERYVILLE ON N0R 1C0
CANADA

1,000
GEORGE STEWART
7655 BRAMALEA RD
BRAMPTON ON L6T 4Y5
CANADA

2,000
HUGH Y STEWART
R R 6
COBOURG ON K9A 4J9
CANADA

500
JAMES STEWART
C/O STEWARTS ORNAMENTAL IRON RR 3
MERIGOMISH NS B0K 1G0
CANADA

100
BRUNO STILLO
81 DALEGRAVE CR
TORONTO ON M9B 6B1
CANADA

500
PETER STINSON
C/O PETER STINSON LTD 108 SURREY ST E
GUELPH ON N1H 3P9
CANADA

400
ALEXIS R STOANGI
R R 4
WASAGA BEACH ON L0L 2P0
CANADA

6,000
FRANK R STOCKWELL
C/O FRANK R STOCKWELL LTD 1608 THE QUEENSWAY STE 2
TORONTO ON M8Z 1W9
CANADA

2,000
LAWRENCE STODDARD
C/O MARY LOU STODDARD 203 DIXON ST
PEMBROKE ON K8A 2X2
CANADA

1,500
JAMIE B STOKES
188 RIVERVIEW ST
OAKVILLE ON L6L 5S4
CANADA

225
JIM D STRAIN
RR # 1
GORE BAY ON P0P 1H0
CANADA

1,000
ELWYN STRANDHOLT
307 PINE ST
COLLINGWOOD ON L9Y 2P4
CANADA

250
DOUGLAS STREET
APT 26 49 CEDARWOODS CRES
KITCHENER ON N2C 2L1
CANADA

100
STUART SULLIVAN
ENERGY & CHEMICAL WORKERS UNION STE 101 603 ARGUS
OAKVILLE ON L6J 6G6
CANADA

100
ALLAN SURETTE
PINKNEY POINT
YARMOUTH COUNTY NS B0W 1B0
CANADA

250
RON SWAYZE
28 STELLA ST BOX 626
FONTHILL ON L0S 1E0
CANADA

300
JAMES T TABORSKI
363 BALDWIN ST
OSHAWA ON L1H 6H7
CANADA

1,000
WAYNE C STRANG
14 RALEIGH CRES
MARKHAM ON L3R 4W5
CANADA

300
ROSS STRUTHERS
110 LOVEYS ST
HICKSON ON N0J 1L0
CANADA

700
HAROLD SUN
1405 JAMISON AVE
ORLEANS ON K1E 1J6
CANADA

1,000
IAN SUTHERLAND
IPSENLAB OF CANADA LTD 27 BERMONDSEY RD
TORONTO ON N4B 1Z7
CANADA

100
DOUGLAS SYKES
214 SCHOOL ST
DARTMOUTH NS B3A 2Y4
CANADA

5,000
TOMIKO TABUCHI
19 MILL ST
GEORGETOWN ON L7G 2H6
CANADA

500
CHRISTOPHER W STREET
26 GREENLAND RD
DON MILLS ON M3C 1N2
CANADA

650
KEN STUART
C/O STUART PONTIAC BUICK LTD P O BOX 662
TRURO NS B2N 5E5
CANADA

300
HARRY SUNDVALL
16 GAILWOOD COURT
BRAMPTON ON L6S 2E2
CANADA

250
MICHAEL A SUTTON
579 PALMERSTON AVE
TORONTO ON M6G 2P6
CANADA

2,250
STEPHEN SZAMES
171 HUNTINGTON PK DR
THORNHILL ON L3T 6G3
CANADA

1,000
HELEN TALLMAN
C/O LYNN TALLMAN RR 1
FONDHILL ON L0S 1E0
CANADA

500
LYNN TALLMAN
RR 1
FONTHILL ON L0S 1E0
CANADA

1,300
LOU TATTI
PALACE PIER 2045 LAKESHORE BLVD W APT 101
ETOBICOKE ON M8V 2Z6
CANADA

100
BEN TAYLOR
7997 NORTHWEST 37TH ST
ANKENY IA 50021
USA

100
WILLIAM S TAYLOR
28 FRASER AVE
SYDNEY MINES NS B1V 2B7
CANADA

7,500
TULLIO TEDESCO
C/O MICHAEL BROS ESCAVATING 240 TORYRK DR
WESTON ON M9L 1Y1
CANADA

500
BRIAN TESKE
RR 3 BOX 25
RENFREW ON K7V 3Z6
CANADA

1,500
THOMAS TAM
C/O LUEN FUNG CO 692 SOMERSET ST W
OTTAWA ON K1G 3W2
CANADA

100
DINIS TAVARES
184 ABBOTT PLACE
WOODSTOCK ON N4S 8J7
CANADA

100
GARY TAYLOR
C/O HEADWATER INDUSTRIES 635 CARON AVE
WINDSOR ON N9A 5B8
CANADA

1,000
CHARLES TEASDALE
22 RUSTYWOOD DR
BRAMPTON ON L6Y 2W2
CANADA

700
MORRIS TERESCHUK & ANITA LOUISE TERESCHUK JTWROS
1443 Guildwood Cres
LASALLE On N9H 2B3
CANADA

2,000
ROBERT THERRIEN
P O BOX 193
SUNRIDGE ON P0A 1Z0
CANADA

500
JOHN W TARR
350 TAYLOR MILLS N
RICHMOND HILL ON L4C 2T9
CANADA

500
ALBERT TAYLOR
R R 2
BRUCE MINES ON P0R 1C0
CANADA

700
JIM TAYLOR
907 GRANDVIEW WAY
ACWORTN GA 301 01
USA

600
ROBERT TEASDALE
2230 LAWRENCE AVE W
ETOBICOKE ON M9P 2A3
CANADA

1,000
MARK TERWOORT
C/O SAM SPECTOR EVERYDAY GOURMET 95 FRONT ST E
TORONTO ON M5E 1C2
CANADA

500
ROBERT THOM
5 WATTS CRESCENT
COLLINGWOOD ON L9Y 4H1
CANADA

100
BOB THOMPSON
1215 NEWELL ST
SARNIA ON N7V 3H9
CANADA

1,000
PERRY THOMPSON
543 NORTH STREET
SAULT STE MARIE ON P6B 2B7
CANADA

15,000
GERGORY THORBOURNE
BOX 1270
LIVERPOOL NS B0T 1K0
CANADA

500
T A THORDARSON
25 CLAYSON RD
NORTH YORK ON N9M 2G6
CANADA

5,000
STEPHEN THURSBY
15 GLENFERN AVE APT 4
TORONTO ON M4E 1B8
CANADA

100
DOMINIC C TIGANI
259 REDFORD CRES
STRATFORD ON N5A 1P3
CANADA

1,000
MRS FERN TIMBERS
14 DUBLIN ST APT 4A
MARKHAM ON L3P 1M7
CANADA

1,800
BLANCHE TIPPLE
P O BOX 1097
GRAVENHURST ON P0C 1G0
CANADA

1,000
GERALD D TOMLINSON
7 HARPERS CROFT
UNIONVILLE ON L3R 6L1
CANADA

250
COLIN TOMPKINSON
PO BOX 526
PORT MCNICHOL ON L0K 1R0
CANADA

2,000
JOHN D TOPPING
YORK SIMCOE ELECTRIC LTD GENERAL DELIVERY
STOUVILLE ON L4A 7X5
CANADA

500
STEPHANIE TORBIAK
119 MARK ST
ATIKOKAN ON P0T 1C0
CANADA

300
DAVID TOZER
17 FRAZER AVE BOX 101
TOTTENHAM ON L0G 1W0
CANADA

1,000
JAMES TREW
123 BRUCE BEER DR
BRAMPTON ON L6V 2Z7
CANADA

300
MARK TRIPP
APT 421 392 AIRPORT RD
NORTH BAY ON P1B 8W9
CANADA

100
MICHAEL TRUSZ
1 E WELDON HIGH SCHOOL RR 6
LINDSAY ON K9V 4R6
CANADA

5,000
WING KWONG TSE
16 COVERDALE CRES
SCARBOROUGH ON M1V 2S7
CANADA

2,000
HARRY TSUCHIYA
21 KENDALE COURT APT 210
HAMILTON ON L9C 2T8
CANADA

1,000
PETER TUDISCO
BIJON VINOI P O BOX 1233
CAMBRIDGE ON N1R 5R5
CANADA

500
GORDON TURK
632 MACKECHNIE CRES
COBOURG ON K9A 4X8
CANADA

100
CLEMENT J TURNER
APT 1404 221 QUEEN ST S
KITCHENER ON N2G 1W4
CANADA

500
GERALD TURPIN
4 COVERDALE ST
COBOURG ON K9A 4H1
CANADA

1,000
KENNETH S VAILLANCOURT
P O BOX 166
MARKSTAY ON P0M 2G0
CANADA

400
ADRIAN VAN WAGENINGEN
5770 CANADA ST
WINDSOR ON N9H 1M3
CANADA

1,000
NORMAN E TUNNEY
345 SALISBURY LANE
NEWMARKET ON L3Y 8A1
CANADA

500
GORDON TURK & SHERRY TURK JTWRS
632 MACKECHNIE CRES
COBOURG ON K9A 4X8
CANADA

2,000
KENNETH DOUGLAS TURNER
BOX B5 RR # 5
TILBURY ON N0P 2L0
CANADA

1,500
GEORGE M URBINATI
2651 EGLINTON AVE E APT 4
SCARBOROUGH ON M1K 2S2
CANADA

500
PETER VAN KESSEL
638 GLEN CRES
ORILLIA ON L3V 6R3
CANADA

2,000
LEONARD J VANDERPOST & WILHELMINA C VANDERPOST JTWRS
47 ROBERT ST
THORNTON ON L0L 2N0
CANADA

100
JOHN TUREK
970 NESBITT CRES
WOODSTOCK ON N4S 7P1
CANADA

1,300
FRASER A TURNBULL
17 MORNING GLORY CRESCENT
WHITBY ON L1R 1N3
CANADA

250
TONY TUROWEC
290 KEEWATIN RD S
OSHAWA ON L1H 6Z8
CANADA

500
EDWARD J URUENA
C/O ED POPULAR 2413 DUNDAS ST W
TORONTO ON M6P 1K3
CANADA

500
WIM VAN RAVENSWAAY
C/O W J DIESEL ENTERPRISES 30 MILBURN RD
HAMILTON ON L8E 3L9
CANADA

1,000
MRS RITA A J VANDERSTRAETEN
46 BIRCH AVE
TORONTO ON M4V 1C8
CANADA

100
PETER VANI
434 APPLE TREE LANE
OTTAWA ON K1K 2R6
CANADA

500
MRS MARIANNE VARDON
GRAFF DIAMOND PRODUCTS 35 HALE RD
BRAMPTON ON L6W 3J9
CANADA

100
WILLIAM VAUX
RR 1
TECUMSEH ON N8N 2L9
CANADA

100
JOHN BRIGGS & ROBERT VEITCH JT TEN
C/O JOHN BRIGGS 83 WILLIAMS T W
WATERLOO ON N2L 1J6
CANADA

250
FRANK VELLA
1085 STEELES AVE WEST APT 404
WILLOWDALE ON M2R 2T1
CANADA

250
FRANCO VENTURATO
17 TERRY BLVD
GUELPH ON N1E 1X6
CANADA

3,000
LLOYD VERDUYN
425 LAKE AVE N
HAMILTON On L8E 3C1
CANADA

500
DAVE VERI
3 STREATHAN PLACE
ISLINGTON ON M9B 6A4
CANADA

250
FREDDI A VERI
C/O FREDDY'S HAIRSTYLING FOR MEN 414 ERAMOSA RD
GUELPH ON N1E 2M9
CANADA

500
WILLIAM M VESTERS
513 ASH ST
WHITBY ON L1N 4B5
CANADA

2,000
STEVEN VICKERS
CP 632 RR # 1 CHEMIN JUNIPER
CHELSEA PQ J0X 1N0
CANADA

250
CHARLIE VINTER
HIGHGATE FARM EQUIPMENT BOX 100
HIGHGATE ON N0P 1P0
CANADA

2,000
LOUIE VITTAS
AIRLINE LIMOUSINE SERVICE 48 GALAXY BLVD
REXDALE ON M9W 6C8
CANADA

500
STEPHEN VOLKMER
16 HEALEY AVE E
STITTSVILLE ON K2S 1R1
CANADA

500
TONY VRBANATZ
POTTREE & PANTREE 840 YONGE ST
TORONTO ON M4W 2H1
CANADA

500
MARK WACLAWIK
847 GLENGARRY BLVD
CORNWALL ON K6H 6P5
CANADA

300
MARK WACLAWIK
C/O MCCONNELL SHELL SERVICE 494 - 11TH ST E
CORNWALL ON K6H 2Y3
CANADA

2,000
ROBERT WAIND
P O BOX 357
CLARKSBURG ON N0H 1J0
CANADA

200
ROBERT WALKER
3931 SOUTHWINDS DR
WESTMINISTER ON N0L 1S4
CANADA

1,000
RICHARD C WALLIS
114 EMPRESS AVE
WILLOWDALE ON M2N 3T6
CANADA

250
DAVID J WAREING
RYE N PICKLE 5640 SPRING GARDEN RD
HALIFAX NS B3J 1H4
CANADA

1,000
BRUCE G WATMOUGH
STANDARD AUTO GLASS 321 QUEENSWAY WEST
SIMCOE ON N3Y 2M9
CANADA

100
SYLVIAN WATTS
222 KING ST
WESTON ON M9N 1L7
CANADA

1,500
MARK WEBER
P.O BOX 195
CLIFFORD ON N0G 1M0
CANADA

500
EDWARD WALLACE
961 BEXHILL RD
MISSISSAUGA ON L5H 3L3
CANADA

1,000
YU FUNG WAN
C/O MR CHIA SU WAN 1599 VICTORIA AVE
WINDSOR ON N8X 1P4
CANADA

1,000
DOUGLAS C WARREN
69 EMMERLOORD CR
UNIONVILLE ON L3R 1P9
CANADA

500
ERNEST WATSON
319 SHERIN DR
OAKVILLE ON L6L 4H9
CANADA

250
MARTIN E WEAVER
5931 SYMMES ST
NIAGARA FALLS ON L2G 2G4
CANADA

2,500
ROGER WEBER
PO BOX 244
TROUT CREEK ON P0H 2L0
CANADA

3,000
KING WALLING
CANADA LIFE 4TH FLOOR STATION U-4 -12 330 UNIVERSITY A
TORONTO ON M5G 1R8
CANADA

10,000
STEVE WANDIO
206 N W SALEM ST
PORT CHARLOTTE FL 339 52
USA

1,000
RICK WARREN
84 MARSHALL ST APT 8
WATERLOO ON N2J 2T4
CANADA

100
DOUGLAS WATTERS
C/O W D WATTERS INSURANCE LTD PO BOX 1060
PICTOU NS B0K 1H0
CANADA

100
FRANCIS WEBB
49 ARBOR DR
ANTIGONISH NS B2G 1S8
CANADA

600
ABRAHAM WEINSTEIN
58 KEMPSELL CRES
WILLOWDALE ON M2J 2Z7
CANADA

700
ROY H WELDON
153 ELIZABETH CRES N
WHITBY ON L1N 3S1
CANADA

100
LAYNE WELLS
7267 GREENBOUGHS RD
NIAGARA FALLS ON L2J 3Y8
CANADA

1,000
MISS NORMA C WENTWORTH
165 CHEROKEE BLVD APT 229-C
WILLOWDALE ON M2J 4T7
CANADA

250
CLAYTON WHITE
81 JOHN ST
ARNPRIOR ON K7S 2N4
CANADA

500
TREVOR WHITWAM
#16 TOPLEY CRESCENT
OTTAWA ON K1G 4L6
CANADA

5,000
MYRNA L WILDE
2713 SIGNAL HILL BAY SW
CALGARY AB T3H 2L5
CANADA

2,000
JOHN D WELLING
210 HENRY ST
WHITBY ON L1N 5C4
CANADA

300
C W ROSS WELSMAN
13 SATURN DRIVE
SACKVILLE NS B4C 2V6
CANADA

100
DONALD WENTZELL
WAVERLY POST OFFICE
WAVERLY NS B0N 2S0
CANADA

500
DAVE WHITLEY
C/O R L CRAIN INC 10 GARAMOND CRT
DON MILLS ON M3C 1Z2
CANADA

2,500
CLIFF WICKLUM
GENERAL DELIVERY
PHELPSTON ON L0L 2K0
CANADA

225
ROBIN G WILHELM
273 CAMBRIA ST
STRATFORD ON N5A 1H9
CANADA

500
GORDON P WELLS
APT 72 65 GLAMIS ST
CAMBRIDGE ON N1R 6W4
CANADA

200
DENNIS WENDLAND
UNIT 14 100 BLUEVALE ST N
WATERLOO ON N2J 4M9
CANADA

1,000
BOB WHITE
489 BLOOR ST WEST
TORONTO ON M5S 1Y2
CANADA

2,000
CHARLIE J WHITTAKER
COURT GALVANIZING LTD 134 DAWSON RD PO BOX 424
GUELPH ON N1H 6K5
CANADA

500
ALEX WIDMEYER
294 HANDLEY ST
MIDLAND ON L4B 2N9
CANADA

250
ROBIN WILKINS
P O BOX 724
BLIND RIVER ON P0R 1B0
CANADA

250
J PHILLIP WILKINSON
896 GENTRY CRESCENT
OSHAWA ON L1K 1L8
CANADA

1,000
DOUGLAS WILLETTS
506 DUNDAS ST W APT 1
WHITBY ON L1N 2M9
CANADA

250
LEWIS WILLIAMS
FOUR SEASONS FLOWER SHOP P O BOX 278
SHELBURNE NS B0T 1W0
CANADA

1,000
BRUCE WILLIAMSON & HOLLY WILLIAMSON JTWROS
91 METCALFE ST
AURORA ON L4G 1E7
CANADA

500
W BRUCE WILLIAMSON & HOLLY WILLIAMSON JTWRS
91 METCALFE ST
AURORA ON L4G 1E7
CANADA

100
JOHN A WILLIS
CONFIDENTIAL C/O JOHN A WILLIS PHILIPS ELECTRONICS LT
1001 ELLESMERE RD
SCARBOROUGH ON M1P 2W7
CANADA

4,000
DAVID M WILSON
2 CHESHIRE PLACE
RICHMOND HILL ON L4C 6G5
CANADA

1,000
IAN WILSON
24 PARKWAY AVE
LINDSAY ON K9V 4T9
CANADA

500
KEITH WILSON
DON ANDERSON HAULAGE LTD P O BOX 490
STOUFFVILLE ON L4A 7Z7
CANADA

500
KEN WILSON
106 PLEASANT AVE
DUNDAS ON L9H 3T4
CANADA

3,000
THOMAS WILSON
40 HARBOUR HEIGHTS LAND
ST CATHARINES ON L2N 4K3
CANADA

50
WILBERT WILSON
122 MEADOWBROCK DR
MILTON ON L9T 2B7
CANADA

2,000
TED P WOJCINSKI
59 SOUTHWELL DR
DON MILLS ON M3B 2P1
CANADA

100
PAUL WOLF
POSTAL STN B BOX 1422 1011 SHEPPARD AVE W
DOWNSVIEW ON M3H 5W3
CANADA

25
KEITH WOLFE
24 BURRITT ST
STRATFORD ON N5A 4W7
CANADA

200
ROBERT WOLFE
187 BLAKE ST
STRATFORD ON N5A 2C9
CANADA

500
PETER WOLFL
APT 1212 111 PACIFIC AVE
TORONTO ON M6P 2P2
CANADA

480
DAVID WONG
138 ROMFIELD CIRCUIT
THORNHILL ON L3T 3H9
CANADA

250
KWAN WONG
46 CARLAW AVE
TORONTO ON M4M 2R7
CANADA

500
LEONARD WONG
4101 SHEPPARD AVE E UNIT 1504
SCARBOROUGH ON M1S 3H3
CANADA

700
THOMAS WONG
6 BLOOMFIELD AVE
TORONTO ON M4L 2G3
CANADA

500
BRETT WOOD
APT 108 162 BERRY RD
TORONTO ON M8Y 1W8
CANADA

100
DOUGLAS WOOD
206 CHARLES ST
STRATFORD ON N5A 5Y2
CANADA

500
MRS CINDY WOODS
R R #1
LUNENBURG ON K0C 1R0
CANADA

250
DONALD GORDON WRIGHT
7 SOUTH BONNINGTON AVE
TORONTO ON M1N 3M2
CANADA

1,000
ROGER A WRIGHT
WOODVILLE AUTO BODY P O BOX 263
WOODVILLE ON K0M 2T0
CANADA

3,000
WAYNE YAMASHITA
1030 OSSINGTON AVE
TORONTO ON M6G 3V6
CANADA

500
HAERYONG YANG
FIRST CONVENIENCE 1734-1736 QUEEN ST W
TORONTO ON M6R 1B3
CANADA

200
JERRY C YERKIE
R R #3 HOLLAND CENTRE
OWEN SOUND ON N0H 1R0
CANADA

750
BERNARD F YOUNG
578 LESLIE AVE
THUNDER BAY ON P7A 1Z5
CANADA

200
MIKE YOUNG
C/O KEUFFELL & ESSER CANADA INC 1762 CARLING AVE
OTTAWA ON K2A 2A7
CANADA

500
R BROCK YOUNG
C/O BRITISH AMERICAN BANKNOTE CO LTD STE 1400 67 YOI
ST
TORONTO ON M5E 1P5
CANADA

1,000
SONNY J YOUNG
147 ARNOLD CRES
RICHMOND HILL ON L4C 3R7
CANADA

300
GARY YOUNG-LAI
713 BARTON ST E
HAMILTON ON L8L 3A7
CANADA

750
WARISH ZAKARIAN
3432 SHEPPARD AVE E
SCARBOROUGH ON M1T 3K4
CANADA

1,000
CARL ZENGER
PO BOX 94
BLOOMINGDALE ON N0B 1K0
CANADA

500
MIKE ZEPPERI
3101 FRANCES STEWART RD
PETERBOROUGH ON K9H 7S8
CANADA

100
AMBROSE ZINCK
ZINCKS AUTO SUPPLY RR 6
BRIDGEWATER NS B4V 2W5
CANADA

1,625
LESLIE ZOLD
27 BELLAMY RD SOUTH
SCARBOROUGH ON M1M 3N9
CANADA

1,000
HANS ZUBERBUEHLER
C/O SWISS PASTRIES 2121 CARLING AVE
OTTAWA ON K2A 1H2
CANADA

1,500
MRS JOCELYN ZURKAN
574 REDWOOD AVE
THUNDER BAY ON P7C 5E2
CANADA

CURRAN BAY RESOURCES LTD.
INTERIM UNAUDITED FINANCIAL STATEMENTS
MARCH 31, 2003

CURRAN BAY RESOURCES LTD.
UNAUDITED BALANCE SHEETS
AS AT

		MARCH 31, 2003		NOVEMBER 30, 2002 AUDITED
ASSETS				
Current				
Cash	$	4,662	$	6,861
Accounts receivable		21		1,641
		4,683		8,502
Miningclaims		1		1
	$	**4,684**	$	**8,503**
LIABILITIES				
Current				
Accounts payable		162,846	$	169,871
SHAREHOLDERS' DEFICIENCY				
Stated Capital (Note 2)		1,648,713		1,648,713
Contributed surplus		35,960		35,960
Deficit		(1,842,835)		(1,846,041)
		(158,162)		(161,368)
	$	**4,684**	$	**8,503**

See Notes to Unaudited Interim Financial Statements

Prepared By Management

CURRAN BAY RESOURCES LTD.

UNAUDITED STATEMENT OF OPERATIONS AND DEFICIT

	FOR THE THREE MONTHS ENDED MARCH 31, 2003	2002
Revenues		
Oil and gas	$ 6,542	$ 550
Operating costs	3,106	35
	3,436	515
Expenses		
Accounting and corporate services	50	150
Legal and audit fees	-	1,452
Office and general expenses	180	205
	230	1,807
Income (loss) for the period	3,206	(1,292)
Deficit at the beginning of the period	(1,846,041)	(1,856,574)
Deficit at the end of the period	**$ (1,842,835)**	**$ (1,857,866)**
Loss per share	**$ -0.01**	**$ -0.01**
Weighted Average Number of Shares Outstanding	**6,166,008**	**6,166,008**

See Notes to Unaudited Interim Financial Statements

Prepared By Management

CURRAN BAY RESOURCES LTD.

UNAUDITED STATEMENT OF CASH FLOWS

	FOR THE THREE MONTHS ENDED MARCH 31,	
	2003	2002
Cash flows from operations		
Net income (loss) for the period	$ 3,206	$ (1,292)
Net change in non cash components of working capital		
Increase in accounts receivable	1,620	(387)
Increase in accounts payable	(7,025)	(8,497)
Increase (decrease) in cash	(2,199)	(10,176)
Cash at the beginning of the period	6,861	14,540
Cash (bank overdraft) at the end of the period	$ 4,662	$ 4,364

See Notes to Unaudited Interim Financial Statements

Prepared By Management

Note 1

Significant Accounting Policies

The interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in Note 1 of the audited financial statements for the year ended November 30, 2002

These financial statements should be read in conjunction with the audited annual financial statements included for the year 2002.

Financial Instruments

The Company's financial instruments include accounts receivable and accounts payable. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

CURRAN BAY RESOURCES LTD.
NOTES TO INTERIM UNAUDITED FINANCIAL STATEMENTS
MARCH 31, 2003 AND 2002

Note 2

Stated capital

Authorized: Unlimited common shares
Unlimited number of non-participating, voting, redeemable preference shares

Issued:		2003				2002	
		Shares		**Amount**	**Shares**		**Amount**
Balance March 31,							
Common shares		2,166,008	$	1,348,713	2,166,008	$	1,348,713
Preferred shares		2,000,000		300,000	2,000,000		300,000
Earnings (loss) per share							
For the three months ended March 31,							
Numerator:							
Net earnings (loss) for the period		3,206			(1,292)		
Denominator:							
Weighted average number of shares							
Basic		2,166,008			2,166,008		
Fully diluted		6,166,008			6,166,008		
Basic earnings (loss) per share	$	0.01		$	(0.01)		
Fully diluted earnings (loss) per share	$	0.01		$	(0.01)		

No common shares were issued during the period. No options were granted, exercised or expired during the period. No options were outstanding at the end of the period.

Note 3

Segmented Information
The Company has no reporting operating segments. Amounts disclosed in the financial statements for assets and liabilities, revenue, and loss for the year relate to administrative activities only.